As filed with the Securities and Exchange Commission on October 12, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

INFINERA CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	3661	77-0560433
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

169 Java Drive

Sunnyvale, CA 94089

(408) 572-5200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jagdeep Singh

President and Chief Executive Officer

Infinera Corporation

169 Java Drive

Sunnyvale, CA 94089

(408) 572-5200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini, Esq. Matthew W. Sonsini, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 493-9300 Telecopy: (650) 493-6811	Michael O. McCarthy III, Esq. Infinera Corporation 169 Java Drive Sunnyvale, CA 94089 Telephone: (408) 572-5200 Telecopy: (408) 572-5243	Eric C. Jensen, Esq. John T. McKenna, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 Telephone: (650) 843-5000 Telecopy: (650) 849-7400

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value	11,500,000	$24.115	$277,322,500	$8,514

(1)	Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices for the registrant’s common stock on October 11, 2007 pursuant to Rule 457(c) under the Securities Act.
(2)	Includes offering price of shares that the underwriters have the option to purchase to cover the option to purchase additional shares, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 12, 2007.

10,000,000 Shares

Infinera Corporation

Common Stock

Infinera is offering 5,000,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 5,000,000 shares. Infinera will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

The common stock is listed on the Nasdaq Global Market under the symbol “INFN.” The last reported sale price of the common stock on October 11, 2007 was $23.97 per share.

See “ Risk Factors” on page 8 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Infinera	$	$
Proceeds, before expenses, to selling stockholders	$	$

To the extent that the underwriters sell more than 10,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,500,000 shares from Infinera at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2007.

Goldman, Sachs & Co.
Lehman Brothers
Morgan Stanley
JPMorgan
Thomas Weisel Partners LLC
Jefferies & Company

Prospectus dated                     , 2007.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our financial statements and notes, and our risk factors beginning on page 8, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms “Infinera,” the “company,” “we,” “us” and “our” in this prospectus to refer to Infinera Corporation and its subsidiaries.

INFINERA CORPORATION

Overview

Infinera has developed a solution that we believe will change the economics, operating simplicity, flexibility, reliability and scalability of optical communications networks. At the core of our Digital Optical Network architecture is what we believe to be the world’s only commercially-deployed, large-scale photonic integrated circuit, or PIC. Our PICs transmit and receive 100 Gigabits per second, or Gbps, of optical capacity and incorporate the functionality of over 60 discrete optical components into a pair of indium phosphide chips approximately the size of a child’s fingernail. We have used our PIC technology to design a new digital optical communications system called the DTN System. The DTN System is designed to enable cost-efficient optical to electrical to optical conversion of communications signals. The DTN System is architected to improve significantly communications service providers’ economics and service offerings as compared to optical systems that do not use large-scale photonic integration. We refer to these optical systems as traditional systems. Our carrier-class DTN System runs our Infinera IQ Network Operating System and is integrated with our Infinera Management Suite software, which together enhance and simplify network monitoring, management and control.

We believe that photonic integrated circuits can change optical communications networks in a fashion similar to the integrated circuit’s impact on electronics beginning in the 1950’s. Our DTN System is designed to serve as the key element for long-haul and metro optical transport networks of U.S. and international communications service providers. Our DTN System currently competes in the wavelength division multiplexing segment of the global optical communications equipment market.

Our Digital Optical Network and our DTN System are designed to provide significant advantages over traditional systems, including:

•

Operating simplicity and cost savings.    Our DTN System provides our customers with flexible management and control and is designed to simplify network planning, engineering and operation, consume less power, enable simplified testing and improve system reliability. In addition, our DTN System provides optical capacity in 100 Gbps increments, enabling our customers to more easily scale their optical networks;

•

Enhanced revenue generation.    Our DTN System lowers the cost of optical to electrical to optical conversion, which enables our customers to access markets cost-effectively that had previously not been served due to cost constraints. We also believe that our DTN System enables communications service providers to add customers and provision new services more rapidly than traditional systems; and

•

Capital cost savings.    Our DTN System incorporates the functionality of over 60 discrete optical components into a single PIC pair, reducing capital expenditures and the physical space required for a given amount of optical network capacity.

We began commercial shipment of our DTN System in November 2004. In the third quarter of 2005, we believe we achieved, and have since maintained through the fourth quarter of 2006, the largest market share of 10 Gbps long-haul ports shipped worldwide. As of September 29, 2007, we have sold our DTN System for deployment in the optical networks of 38 customers worldwide, including Internet2, Interoute, Level 3 Communications and Qwest Communications. We do not have long-term purchase commitments with our customers. To date, a few of our customers have accounted for a significant percentage of our revenue. In 2006 and in the first two quarters of 2007, Level 3 and Broadwing Corporation, which Level 3 acquired in January 2007, together accounted for approximately 75% and 55% of our revenue, respectively.

Industry Background

A number of trends in the communications industry are driving growth in demand for network capacity, including increases in total Internet users and bandwidth consumed per Internet user. We believe increasing demand for network capacity ultimately will increase demand for optical communications systems.

Most optical communications systems utilize wavelength division multiplexing technology that transmits multiple signals, each as separate colors of light, or wavelengths, on a single fiber in a communications service provider’s network. These systems have historically used discrete optical components or sub-systems that can limit the quality and reliability of the optical communications system. Traditional systems use either optical to electrical to optical conversion to process digital data or an all-optical architecture to reduce the need for expensive optical to electrical to optical conversions. With traditional systems, communications service providers must choose at multiple network access points whether to utilize a wavelength division multiplexing system that enables high-performance digital management and processing but with high optical to electrical to optical conversion costs, or to use an all-optical architecture that reduces optical to electrical to optical conversion costs but may also limit service reach and add cost.

Most traditional systems involve significant capital expenditure, space and power consumption. Each wavelength in these systems requires its own optical to electrical to optical conversion, and discrete components are required for each optical to electrical to optical conversion, which adds significant cost and reduces reliability. Expanding optical communications networks with traditional systems is often manually intensive because communications service providers may need to redesign the network, re-allocate available wavelengths or deploy additional hardware at multiple locations each time a new circuit is added. Advanced features, such as network-wide provisioning or optical layer protection, often involve high costs because additional equipment may be required.

All-optical architectures, including reconfigurable optical add/drop multiplexers, often provide limited digital processing of data, which prevents these systems from efficiently adding and dropping communications traffic at intermediate network access points. This can result in a reduced network footprint and decreased revenue opportunities for communications service providers, particularly in smaller regions and markets. In addition, associated network planning and service provisioning can be more costly and time consuming. All-optical approaches can limit overall network capacity due to wavelength blocking, or the inability to use wavelengths of light because they are already in use in another part of the network.

We believe significant demand exists for an optical communications system that is simple and easy to operate and that reduces operating and capital costs for communications service providers.

The Infinera Solution and Strategy

Our PIC technology facilitates a new network architecture, the Digital Optical Network architecture, that allows communications service providers to realize the benefits of both wavelength division multiplexing and digital processing more fully and cost-effectively. Our PICs enable our DTN System to provide lower-cost optical to electrical to optical conversions at every network access point to provide communications service providers with the ability to digitally process the information being transported across their optical networks. Our software enables our customers to leverage this digital information to simplify and speed the delivery of differentiated services and to optimize the utilization of their optical networks.

Our goal is to be a preeminent provider of optical systems to communications service providers. Key aspects of our strategy are:

•

Increase our customer footprint.    We intend to increase penetration of our installed base of communications service providers while also targeting new U.S. and international communications service providers, including U.S. regional bell operating companies, international postal, telephone and telegraph companies, cable multiple system operators and U.S. competitive local exchange carriers;

•

Penetrate adjacent markets.    We intend to increase our addressable market by adding functionality to our DTN System, by developing new products, including products specifically designed for metro applications, and by creating the service and support infrastructure needed to address these markets;

•

Maintain and extend our technology lead.    We intend to incorporate the functionality of additional discrete components into our PICs and to pursue further functional integration in our DTN System in order to enhance the performance, scalability and economics of our DTN System; and

•

Continue investment in PIC manufacturing activities.    We believe that our manufacturing capabilities serve as a significant competitive advantage and intend to continue investing in the manufacturing capabilities needed to produce new generations of our PICs.

Risks Associated With Our Business

Our business is subject to numerous risks, as discussed more fully in the section titled “Risk Factors” immediately following this prospectus summary. We incurred net losses of $66.5 million in 2004, $64.8 million in 2005, $89.9 million in 2006 and $45.9 million in the six months ended June 30, 2007. As of June 30, 2007, our accumulated deficit was $360.0 million. Our management determined, subsequent to their issuance, that our financial statements should be restated. In connection with the audit of our financial statements for 2005 and 2006, our management and our independent registered public accounting firm reported to our board of directors a material weakness for each year in the design and operation of our internal control over financial reporting. We believe we have remediated the material weakness identified in 2005 related to our inventory valuation process by implementing additional procedures and controls, hiring additional accounting personnel and increasing management review and oversight. We have developed a remediation plan to address the material weakness identified in 2006 related to non-routine manual accounting and reporting processes involving our revenue process in 2006 and net loss per common share computations in 2002 through 2006, but we cannot assure you that we will be able to remediate this material weakness.

Corporate Information

Infinera was founded in December 2000, originally operated under the name “Zepton Networks,” and is headquartered in Sunnyvale, California. Our principal executive offices are located at 169 Java Drive, Sunnyvale, CA 94089. Our telephone number is (408) 572-5200. Our website address is www.infinera.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

“Infinera,” “Infinera DTN,” “IQ,” “iPIC,” “Infinera Digital Optical Network” and other trademarks or service marks of Infinera Corporation appearing in this prospectus are the property of Infinera Corporation. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Common stock offered by Infinera	5,000,000 shares

Common stock offered by the selling stockholders	5,000,000 shares

Common stock to be outstanding after this offering	90,357,657 shares

Common stock offered by Infinera as a percentage of common stock to be outstanding after this offering	5.5%

Use of proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire other businesses, products or technologies. We do not, however, have agreements or commitments for any specific acquisitions at this time. See the section titled “Use of Proceeds.”

Dividend policy	Currently, we do not anticipate paying cash dividends.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding whether to invest in shares of our common stock.

NASDAQ Global Market symbol	“INFN”

The number of shares of our common stock to be outstanding following this offering is based on 85,357,657 shares of our common stock outstanding as of June 30, 2007, but excludes:

•	11,633,856 shares of common stock issuable upon exercise of options outstanding as of June 30, 2007 at a weighted average exercise price of $5.46 per share;

•	498,131 shares of common stock issuable upon the lapsing of restrictions associated with awards of the restricted stock units outstanding as of June 30, 2007;

•	1,332,680 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2007, at a weighted average exercise price of $5.23 per share;

•	9,622,255 shares of common stock reserved under our 2007 Equity Incentive Plan; and

•	1,812,500 shares of common stock reserved for issuance under our 2007 Employee Stock Purchase Plan.

Unless otherwise indicated, this prospectus reflects and assumes no exercise by the underwriters of their option to purchase up to an additional 1,500,000 shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. We have derived the statements of operations data for the years ended December 31, 2004, 2005 and 2006 from our audited consolidated financial statements appearing elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 2006 and 2007 and the balance sheet data as of June 30, 2007 are derived from our unaudited consolidated financial statements that are included in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. Additionally, our historical results are not indicative of the results that should be expected in the future. You should read this summary consolidated financial data in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands, except per share data)
Statements of Operations Data:
Revenue:
Ratable product and related support and services	$—	$4,127	$52,978	$6,707	$100,358
Product	599	—	5,258	—	7,250

Total revenue	599	4,127	58,236	6,707	107,608
Cost of revenue:
Cost of ratable product and related support and services	—	17,759	48,072	9,973	72,372
Lower of cost or market adjustment	1,587	9,696	21,693	7,982	3,286
Cost of product	5,653	—	1,660	—	3,851

Total cost of revenue	7,240	27,455	71,425	17,955	79,509

Gross profit (loss)	(6,641)	(23,328)	(13,189)	(11,248)	28,099

Operating expenses:
Sales and marketing	8,294	11,053	20,682	6,863	14,037
Research and development	46,306	24,986	38,967	13,718	30,137
General and administrative	2,888	4,328	12,650	3,664	10,915
Amortization of intangible assets	—	—	56	—	74

Total operating expenses	57,488	40,367	72,355	24,245	55,163

Loss from operations	(64,129)	(63,695)	(85,544)	(35,493)	(27,064)

Other income (expense), net	(2,351)	(2,256)	(4,319)	(866)	(18,783)

Loss before provision for income taxes and cumulative effect of change in accounting principle	(66,480)	(65,951)	(89,863)	(36,359)	(45,847)
Provision for income taxes	—	12	72	30	62

Loss before cumulative effect of change in accounting principle	(66,480)	(65,963)	(89,935)	(36,389)	(45,909)
Cumulative effect of change in accounting principle	—	(1,137)	—	—	—

Net loss	$(66,480)	$(64,826)	$(89,935)	$(36,389)	$(45,909)

Net loss per common share, basic and diluted	$(17.94)	$(14.08)	$(14.90)	$(6.84)	$(2.94)

Weighted average number of shares used in computing basic and diluted net loss per common share	3,705	4,605	6,036	5,320	15,620

	As of June 30, 2007
	Actual	As Adjusted
	(In thousands, unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$198,115	$311,522
Working capital	172,258	285,665
Total assets	394,853	508,260
Current and long-term debt	4,500	4,500
Total stockholders’ equity	190,147	303,554

The as adjusted column in the balance sheet data table above reflects our sale of 5,000,000 shares of common stock in this offering, at an assumed public offering price of $23.97 per share, which was the last sale price of our common stock as reported by the Nasdaq Global Market on October 11, 2007, and after deducting the underwriting discount and estimated offering expenses payable by us and the application of our net proceeds from this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risk Related to Our Business

We have a limited operating history and have only recently begun selling our DTN System, both of which make it difficult to predict our future operating results.

We were incorporated in December 2000 and shipped our first DTN System in November 2004. Our limited operating history gives you very little basis upon which to evaluate our ability to accomplish our business objectives. In making an investment decision, you should evaluate our business in light of the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in the rapidly changing optical communications market. We may not be successful in addressing these risks. It is difficult to accurately forecast our future revenue and plan expenses accordingly and, therefore, predict our future operating results.

We have a history of significant operating losses and may not achieve profitability in the future.

We have not achieved profitability. We experienced a net loss of $89.9 million for the year ended December 31, 2006 and $45.9 million for the six months ended June 30, 2007. As of June 30, 2007, our accumulated deficit was $360.0 million. We expect to continue to incur substantial losses, and we may not become profitable in the foreseeable future, if ever. We expect to continue to make significant expenditures related to the development of our business, including expenditures to hire additional personnel related to the sales, marketing and development of our DTN System and to maintain and expand our manufacturing facilities and research and development operations. In addition, as a newly public company, we have and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. We will have to generate and sustain significant increased revenue and product gross margins to achieve profitability. Accordingly, we may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future.

Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below investor or analyst expectations.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on past results, in particular the recent growth in our revenue, as an indicator of our future performance. Fluctuations in our revenue can lead to even greater fluctuations in our operating results. Our budgeted expense levels depend in part on our expectations of long-term future revenue. Given relatively fixed operating costs related to our personnel and facilities, any substantial adjustment to our expenses to account for lower levels of revenue will be difficult and take time. Consequently, if our revenue does not meet projected levels, our inventory levels and operating expenses would be high relative to revenue, resulting in additional operating losses.

In addition to other risks discussed in this section, factors that may contribute to fluctuations in our revenue and our operating results include:

•	fluctuations in demand, sales cycles, product mix and prices for our DTN System and our services;

•	reductions in customers’ budgets for optical communications purchases and delays in their purchasing cycles;

•	order cancellations or reductions or delays in delivery schedules by our customers;

•	timeliness of our customers’ payments for their purchases;

•

the timing of recognizing revenue in any given quarter as a result of software revenue recognition requirements and any changes in U.S. generally accepted accounting principles or new interpretations of existing accounting rules;

•

our ability to establish vendor specific objective evidence, or VSOE, in order to be able to recognize revenue once the four revenue recognition criteria have been met, rather than over the period represented by the longest undelivered service period;

•	readiness of customer sites for installation of our DTN System;

•	the timing of product releases or upgrades by us or by our competitors;

•	availability of third party suppliers to provide contract engineering and installation services for us;

•	any significant changes in the competitive dynamics of our market, including any new entrants, technological advances or substantial discounting of products;

•	our ability to control costs, including our operating expenses and the costs of components we purchase; and

•	general economic conditions in domestic and international markets.

Until we establish VSOE for training and product support services, all revenue for our bundled products will continue to be deferred and recognized ratably over the longest undelivered service period. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may in the future provide to the market, the price of our common stock may decline substantially.

Our gross margin may fluctuate from quarter to quarter and may be adversely affected by a number of factors, some of which are beyond our control.

Our gross margin fluctuates from period to period and varies by customer and by product specification. Our gross margin may continue to be adversely affected by a number of factors, including:

•	the mix in any period of higher and lower margin products and services;

•	price discounts negotiated by our customers;

•	sales volume from each customer during the period;

•	the period of time over which ratable recognition of revenue occurs;

•	the amount of equipment we sell for a loss in a given quarter;

•	charges for excess or obsolete inventory;

•	changes in the price or availability of components for our DTN System;

•	our ability to reduce manufacturing costs;

•	introduction of new products, with initial sales at relatively small volumes with resulting higher product costs;

•	increased price competition, including competition from low-cost producers in China; and

•	increased warranty or repair costs.

It is likely that the average unit prices of our DTN System will decrease over time in response to competitive pricing pressures, increased negotiated sales discounts, new product introductions by us or our competitors or other factors. In addition, some of our customer contracts contain annual technology discounts that require us to decrease the sales price of our DTN System to these customers. In response, we will likely need to reduce the cost of our DTN System through manufacturing efficiencies, design improvements and cost reductions or change the mix of DTN Systems we sell. If these efforts are not successful or if we are unable to reduce our costs to a greater extent than the reduction in the price of our DTN System, our revenue and gross margin will decline, causing our operating results to decline. Fluctuations in gross margin may make it difficult to manage our business and achieve or maintain profitability.

Aggressive business tactics by our competitors may harm our business.

Increased competition in our markets has resulted in aggressive business tactics by our competitors, including:

•	selling at a discount used equipment or inventory that a competitor had previously written down or written off;

•	announcing competing products prior to market availability combined with extensive marketing efforts;

•	offering to repurchase our equipment from existing customers;

•	providing financing, marketing and advertising assistance to customers; and

•	asserting intellectual property rights.

If we fail to compete successfully against our current and future competitors, or if our current or future competitors continue or expand aggressive business tactics, including those described above, demand for our DTN System could decline, we could experience delays or cancellations of customer orders, or we could be required to reduce our prices or increase our expenses.

The markets in which we compete are highly competitive and dominated by large corporations, and we may not be able to compete effectively.

Competition in the optical communications equipment market is intense, and we expect such competition to increase. A number of very large companies historically have dominated the optical communications network equipment industry. Our competitors include current wavelength division multiplexing suppliers, such as Alcatel-Lucent, Ciena Corporation, Cisco Systems, Fujitsu Limited, Huawei Technologies Co., LM Ericsson Telephone Co., NEC Corporation, Nortel Networks, Siemens Systems GmbH and ZTE Corporation. Competition in these markets is based on price, functionality, manufacturing capability, pre-existing installation, services, existing business and customer relationships, scalability and the ability of products and breadth and quality of services to meet our customers’ immediate and future network requirements. Other companies have, or may in the future develop, products that are or could be competitive with our DTN System. In particular, if a competitor develops a photonic integrated circuit with similar functionality, our business could be harmed. On June 19, 2006, Nokia and Siemens agreed to combine their communications service provider businesses to create a new joint venture and on November 30, 2006 Alcatel and Lucent announced the completion of their merger. These transactions and any future mergers, acquisitions or combinations between or among our competitors may adversely affect our competitive position by strengthening our competitors.

Many of our competitors have substantially greater name recognition and technical, financial and marketing resources, greater manufacturing capacity and better established relationships with incumbent carriers and other potential customers than we have. Many of our competitors have more resources to develop or acquire, and more experience in developing or acquiring, new products and technologies and in creating market awareness for those products and technologies. In addition, many of our competitors have the financial resources to offer competitive products at below market pricing levels that could prevent us from competing effectively. Further, many of our competitors have built long-standing relationships with some of our prospective customers and have the ability to provide financing to customers and could, therefore, have an inherent advantage in selling products to those customers.

We also compete with low-cost producers in China that can increase pricing pressure on us and a number of smaller companies that provide competition for a specific product, customer segment or geographic market. These competitors often base their products on the latest available technologies. Due to the narrower focus of their efforts, these competitors may achieve commercial availability of their products more quickly than we can and may provide attractive alternatives to our customers.

We are dependent on Level 3 Communications for a significant portion of our revenue and the loss of, or a significant reduction in orders from, Level 3 or one or more of our key customers would reduce our revenue and harm our operating results.

A relatively small number of customers account for a large percentage of our net revenue. In particular, for the year ended December 31, 2006, Level 3 Communications, or Level 3, and Broadwing, which Level 3 acquired in January 2007, together accounted for approximately 75% of our revenue. We expect Level 3 to continue to represent a large percentage of our revenue for the foreseeable future. Our business will be harmed if we do not generate as much revenue as we expect from our key customers, particularly from Level 3, if we experience a loss of Level 3 or of any of our other key customers or if we suffer a substantial reduction in orders from these customers. Our ability to continue to generate revenue from our key customers will depend on our ability to introduce new products that are desirable to these customers at competitive prices, and we may not be successful doing so. Because, in most cases, our sales are made to these customers pursuant to standard purchase orders rather than long-term purchase commitments, orders may be cancelled or reduced readily. In the event of a cancellation or reduction of an order, we may not have enough time to reduce operating expenses to minimize the effect of the lost revenue on our business. Our operating results will continue to depend on our ability to sell our DTN System to Level 3 and other large customers.

Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that result in increased cost of sales, decreased revenue and lower average selling prices and gross margins, all of which would harm our operating results.

Substantial changes in the optical communications industry have occurred over the last few years. Many potential customers have confronted static or declining revenue. Many of our customers have substantial debt burdens, many have experienced financial distress, and some have gone out of business or have been acquired by other service providers or announced their withdrawal from segments of the business. Consolidation in the markets in which we compete has resulted in the changes in the structure of the communications networking industry, with greater concentration of purchasing power in a small number of large service providers, cable operators and government agencies. In addition, it has resulted in a substantial reduction in the number of our potential customers. For example, service providers, such as Level 3, have recently acquired a number of other communications service providers, including one of our other customers. This increased concentration among our customer base may also lead to increased negotiating power for our customers and may require us to decrease our average selling prices.

Further, many of our customers are large communications service providers that have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers have and may continue to seek advantageous pricing and other commercial terms and may require us to develop additional features in the products we sell to them. We have and may continue to be required to reduce the average selling price, or increase the average cost, of our DTN System in response to these pressures or competitive pricing pressures. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs.

We expect the factors described above to continue to affect our business and operating results for an indeterminate period, in several ways, including:

•	overall capital expenditures by many of our customers or potential customers may be flat or reduced;

•	we will continue to have only limited ability to forecast the volume and product mix of our sales;

•	managing expenditures and inventory will be difficult in light of the uncertainties surrounding our business; and

•

increased competition will enable customers to insist on more favorable terms and conditions for sales, including product discounts, extended payment terms or financing assistance, as a condition of procuring their business.

If we are unable to offset any reductions in our average selling prices or increases in our average costs with increased sales volumes and reduced production costs, or if we fail to develop and introduce new products and enhancements on a timely basis, our operating results would be harmed.

We are dependent on a single product, and the lack of continued market acceptance of our DTN System would harm our business.

Our DTN System accounts for substantially all of our revenue and will continue to do so for the foreseeable future. As a result, our business could be harmed by:

•	any decline in demand for our DTN System;

•	the failure of our existing DTN System to achieve continued market acceptance;

•	the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our DTN System;

•	technological innovations or new communications standards that our DTN System does not address; and

•	our inability to release enhanced versions of our DTN System on a timely basis.

If we fail to expand sales of our DTN System into metro and international markets or to sell our products to new types of customers, such as U.S. regional bell operating companies, international postal, telephone and telegraph companies, cable multiple system operators and U.S. competitive local exchange carriers, our revenue will be harmed.

We believe that, in order to grow our revenue and business and to build a large and diverse customer base, we must successfully sell our DTN System in metro and international markets and ultimately to U.S. regional bell operating companies, international postal, telephone and telegraph companies, cable multiple system operators and U.S. competitive local exchange carriers. We have limited experience selling our DTN System internationally and to U.S. regional bell operating companies, international postal, telephone and telegraph companies, cable multiple system operators and U.S. competitive local exchange carriers. To succeed in these sales efforts, we believe we must hire additional sales personnel and develop and manage new sales channels through resellers, distributors and systems integrators. If we do not succeed in our efforts to sell to these target markets and customers, the size of our total addressable market will be limited. This, in turn, would harm our ability to grow our customer base and revenue.

If we fail to protect our intellectual property rights, our competitive position could be harmed or we could incur significant expense to enforce our rights.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. The steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. This is likely to become an increasingly important issue as we expand our operations and product development into countries that provide a lower level of intellectual property protection. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims, and even if patents are issued, they may be contested, circumvented or invalidated. Moreover, the rights granted under any issued patents may not provide us with a competitive advantage, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future.

Protecting against the unauthorized use of our DTN System, trademarks and other proprietary rights is expensive, difficult, time consuming and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity or scope of the proprietary rights of others. Such litigation could result in substantial cost and diversion of management resources, either of which could harm our business, financial condition and operating results. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their intellectual property could harm our business.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, many leading companies in the optical communications industry, including our competitors, have extensive patent portfolios with respect to optical communications technology. We expect that infringement claims may increase as the number of products and competitors in our market increases and overlaps occur. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are important to our business or seek to invalidate the proprietary rights that we hold. Competitors or other third parties have, and may continue to assert claims or initiate litigation or other proceedings against us or our manufacturers, suppliers or customers alleging infringement of their proprietary rights, or seeking to invalidate our proprietary rights, with respect to our DTN System and technology. In the event that we are unsuccessful in defending against any such claims, or any resulting lawsuit or proceedings, we could incur liability for damages and/or have valuable proprietary rights invalidated.

Any claim of infringement from a third party, even those without merit, could cause us to incur substantial costs defending against such claims, and could distract our management from running our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our DTN System. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which would require significant effort and expense and may ultimately not be successful. Any of these events could harm our business, financial condition and operating results. Competitors and other third parties have and may continue to assert infringement claims against our customers and sales partners. Any of these claims would require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because we generally indemnify our customers and sales partners from claims of infringement of proprietary rights of third parties. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or sales partners, which could have an adverse effect on our business, financial condition and operating results.

On May 9, 2006, we and Level 3 were sued by Cheetah Omni LLC in the United States District Court for the Eastern District of Texas Texarkana Division for alleged infringement of patent No. 6,795,605, and a continuation thereof. On May 16, 2006, Cheetah filed an amended complaint, which requested an order to enjoin the sale of our DTN System, recovery of all damages caused by the alleged infringement and an award of any and all compensatory damages available by law, including damages, attorneys’ fees, associated interest and Cheetah’s costs incurred in the lawsuit. Cheetah’s complaint does not request a specific dollar amount of damages. We are contractually obligated to indemnify Level 3 for damages suffered by Level 3 to the extent our product is found to infringe the rights of a third party, and we have assumed the defense of this matter. On July 20, 2006, we and Level 3 filed an amended response. On November 28, 2006, Cheetah filed a second amended complaint and added patent No. 7,142,347 to the lawsuit. On December 18, 2006, we and Level 3 filed responses to Cheetah’s second amended complaint. On January 30, 2007, Cheetah filed a third amended complaint adding additional assertions of infringement for the two patents in suit. On February 16, 2007, we and Level 3 filed responses to Cheetah’s third amended complaint.

On April 11, 2007, we and Cheetah filed a joint motion with the court, agreeing to the following: (1) to stay all proceedings in the lawsuit pending a determination by the U.S. Patent and Trademark Office as to whether it will reexamine U.S. Patent Nos. 6,795,605 and 7,142,347; and (2) if the U.S. Patent and Trademark Office decides to reexamine either U.S. Patent No. 6,795,605 or 7,142,347, to stay all proceedings in the lawsuit pending final resolution of the reexamination(s) by the U.S. Patent and Trademark Office. On April 12, 2007, the court granted the motion staying all proceedings in the lawsuit. On June 26, 2007, the U.S. Patent and Trademark Office ordered reexamination of U.S. Patent No. 6,795,605. On August 1, 2007, the U.S. Patent and Trademark Office ordered reexamination of U.S. Patent No. 7,142,347. As a result, all proceedings in this lawsuit are stayed until the final resolution of these reexaminations. We do not know when the U.S. Patent and Trademark Office reexamination process will be completed. In the event that Cheetah is successful in obtaining a judgment requiring us to pay damages or obtains an injunction preventing the sale of our DTN System, our business could be harmed.

If we fail to accurately forecast demand for our DTN System, we may have excess or insufficient inventory, which may increase our operating costs, decrease our revenue and harm our business.

We are required to generate forecasts of future demands for our DTN System several months prior to the scheduled delivery to our prospective customers, which requires us to make significant investments before we know if corresponding revenue will be recognized. If we overestimate demand for our DTN System and increase our inventory in anticipation of customer orders that do not materialize, we will have excess inventory, we will face a risk of obsolescence and significant inventory write-downs and our capital infrastructure will be depreciated across fewer units raising our per unit costs. If we underestimate demand for our DTN System, we will have inadequate inventory, which could slow down or interrupt the manufacturing of our DTN System and result in delays in shipments and our ability to recognize revenue. In addition, we may be unable to meet our supply commitments to customers which could result in a breach of our customer agreements and require us to pay damages. Lead times for materials and components, including application-specific integrated circuits, that we need to order for the manufacturing of our DTN System vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time.

Our manufacturing process is very complex and minor process deviations may reduce yields, require product write-downs or otherwise harm our business.

The manufacturing process of our DTN System is technically challenging. Minor deviations in the manufacturing process can cause substantial decreases in yields and, in some cases, cause production to be suspended. We have had production interruptions and suspensions in the past and may have additional interruptions or suspensions in the future. We expect our manufacturing yield for our next generation PICs to be lower initially and increase as we achieve full production. Poor yields from our PIC manufacturing process or defects, integration issues or other performance problems in our DTN System could cause us customer relations and business reputation problems, harming our business and operating results.

In addition, our manufacturing facilities may not have adequate capacity to meet the demand for our DTN System or we may not be able to increase our capacity to meet potential increases in demand for our DTN System. Our inability to obtain sufficient manufacturing capacity to meet demand, either in our own facilities or through foundry or similar arrangements with third parties, could harm our relationships with customers, our business and our operating results.

Product performance problems, including undetected errors in our hardware or software, could harm our business and reputation.

The development and production of new products with high technology content, such as our DTN System, is complicated and often involves problems with software, components and manufacturing methods. Complex hardware and software products, such as our DTN System, can often contain undetected errors when first introduced or as new versions are released. We have experienced errors in the past in connection with our DTN System, including failures due to the receipt of faulty components from our suppliers. We suspect that errors, including potentially serious errors, will be found from time to time in our DTN System. We have only been shipping our DTN System since November 2004, which provides us with limited information on which to judge its reliability. Our DTN System may suffer degradation of performance and reliability over time.

If reliability, quality or network monitoring problems develop, a number of negative effects on our business could result, including:

•	delays in our ability to recognize revenue;

•	costs associated with fixing software or hardware defects or replacing products;

•	high service and warranty expenses;

•	delays in shipments;

•	high inventory excess and obsolescence expense;

•	high levels of product returns;

•	diversion of our engineering personnel from our product development efforts;

•	delays in collecting accounts receivable;

•	payment of damages for performance failures;

•	reduced orders from existing customers; and

•	declining interest from potential customers.

Because we outsource the manufacturing of certain components of our DTN System, we may also be subject to product performance problems as a result of the acts or omissions of these third parties.

From time to time, we encounter interruptions or delays in the activation of our DTN System at a customers’ site. These interruptions or delays may result from product performance problems or from issues with installation and activation, some of which are outside our control. If we experience significant interruptions or delays that we cannot promptly resolve, confidence in our DTN System could be undermined, which could cause us to lose customers and fail to add new customers.

We are dependent on sole source and limited source suppliers for several key components, and if we fail to obtain these components on a timely basis, we will not meet our customers’ product delivery requirements.

We currently purchase several key components from single or limited sources. In particular, we rely on third parties as sole source suppliers for certain of our components, including: application-specific integrated circuits, field-programmable gate arrays, processors, and other semiconductor and optical components. We purchase these items on a purchase order basis and have no long-term contracts with any of these sole source suppliers. If any of our sole or limited source suppliers suffer from capacity constraints, lower than expected yields, work stoppages or any other reduction or disruption in output, they may be unable to meet our delivery schedule. Further, our suppliers could enter into exclusive arrangements with our competitors, refuse to sell their products or components to us at commercially reasonable prices or at all, go out of business or discontinue their relationships with us. We may be unable to develop alternative sources for these components. If we do not receive critical components from our suppliers in a timely manner, we will be unable to deliver those components to our manufacturer in a timely manner and would, therefore, be unable to meet our prospective customers’ product delivery requirements. In addition, the sourcing from new suppliers may result in a re-design of our DTN System, which could cause delays in the manufacturing and delivery of our systems. In the past, we have experienced delivery delays because of lack of availability of components or reliability issues with components that we were purchasing. This may occur in the future, which could cause us to fail to meet a customer’s delivery requirements and could harm our reputation and our customer relationships and result in the breach of our customer agreements.

Our ability to increase our revenue will depend upon continued growth of demand by consumers and businesses for additional network capacity.

Our future success depends on factors such as the continued growth of the Internet and internet protocol traffic and the continuing adoption of high capacity, revenue-generating services to increase the amount of data transmitted over communications networks and the growth of optical communications networks to meet the increased demand for bandwidth. If demand for such bandwidth does not continue, or slows down, the need for increased bandwidth across networks and the market for optical communications network products may not continue to grow. If this growth does not continue or slows down, our DTN System sales would be negatively impacted.

We have experienced delays in the development and introduction of our DTN System, and any future delays in releasing new products or in enhancements to our DTN System may harm our business.

Since our DTN System is based on complex technology, we may experience unanticipated delays in developing, improving, manufacturing or deploying it. Any modification to our PIC and to our DTN System entails similar development risks. At any given time, various enhancements to our DTN

System are in the development phase and are not yet ready for commercial manufacturing or deployment. The maturing process from laboratory prototype to customer trials, and subsequently to general availability, involves a number of steps, including:

•	completion of product development;

•	the qualification and multiple sourcing of critical components;

•	validation of manufacturing methods and processes;

•	extensive quality assurance and reliability testing, and staffing of testing infrastructure;

•	validation of software; and

•	establishment of systems integration and systems test validation requirements.

Each of these steps, in turn, presents risks of failure, rework or delay, any one of which could decrease the speed and scope of product introduction and marketplace acceptance of our DTN System. New versions of our PICs, specialized application-specific integrated circuits and intensive software testing and validation are important to the timely introduction of enhancements to our DTN System and to our ability to enter new markets, and schedule delays are common in the final validation phase as well as in the manufacture of specialized application-specific integrated circuits. In addition, unexpected intellectual property disputes, failure of critical design elements, and a host of other execution risks may delay or even prevent the introduction of enhancements to our DTN System. If we do not develop and successfully introduce products in a timely manner, our competitive position may suffer.

We must respond to rapid technological change and comply with evolving industry standards and requirements for our DTN System to be successful.

The optical communications equipment market is characterized by rapid technological change, changes in customer requirements and evolving industry standards. The introduction of new communications technologies and the emergence of new industry standards or requirements could render our DTN System obsolete. Further, in developing our DTN System, we have made, and will continue to make, assumptions with respect to which standards or requirements will be adopted by our customers and competitors. If the standards or requirements adopted by our prospective customers are different from those on which we have focused our efforts, market acceptance of our DTN System would be reduced or delayed and our business would be harmed.

We expect our competitors to continue to improve the performance of their existing products and to introduce new products and technologies. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We may not have sufficient resources to make these investments, we may not be able to make the technological advances necessary to be competitive and we may not be able to effectively sell our DTN System to targeted customers who have prior relationships with our competitors.

If we fail to maintain effective internal control over financial reporting in the future, the accuracy and timing of our financial reporting may be adversely affected.

Our management and our independent registered public accounting firm have reported to our board of directors material weaknesses in the design and operation of our internal controls as of December 31, 2005 and 2006. A material weakness is defined by the standards issued by the American Institute of Certified Public Accountants as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

In 2005, our independent registered public accounting firm identified a material weakness related to our inventory valuation process. Specifically, certain manufacturing costs were not reflected or captured in a timely basis in the inventory records and the inventory analysis contained computational errors that resulted in adjustments to the financial statements prior to their issuance. This material weakness related to the following financial statement accounts: inventory, deferred inventory costs, research and development expenses and cost of ratable revenue. We believe we have remediated the material weakness identified in 2005 related to our inventory valuation process by implementing additional procedures and controls, hiring additional accounting personnel and increasing management review and oversight.

In 2007, subsequent to the initial filing of our initial public offering registration statement, our management identified a material weakness related to non-routine manual accounting and reporting processes. Management’s review of these transactions and disclosures was not sufficient to identify computational errors in the revenue accounting process in 2006 and the net loss per common share reporting and disclosure process in 2002 through 2006. Specifically, our review did not identify a manual computational error in our revenue analysis relating to the ratable revenue commencement date of a transaction with one of our customers. As a result, we have restated our 2006 consolidated financial statements to reflect a reduction in ratable revenue of $0.5 million. In addition, our review of the net loss per common share amount for all annual and interim periods did not identify an error in the manual calculation of the weighted average number of common shares outstanding for each period. The errors were primarily related to the misapplication of the reverse share split to a component of the weighted average common shares outstanding calculation and the inappropriate exclusion of certain outstanding shares used in computing the basic and diluted net loss per common share. This resulted in an understatement of the reported net loss per common share of $4.22 in 2002, $3.51 in 2003, $2.64 in 2004, $0.28 in 2005 and $0.22 in 2006. This material weakness relates to the following financial statement accounts: Ratable product and related support services, deferred revenue and our net loss per common share disclosures. We have developed a remediation plan to address the material weakness identified in 2006 related to our non-routine manual accounting and reporting processes involving our revenue and net loss per common share computations in 2002 through 2006.

In connection with the restatement of our 2006 consolidated financial statements, we also elected to restate our 2005 and 2006 consolidated financial statements to reflect an additional $0.2 million and $0.3 million of interest expense in 2005 and 2006, respectively, related to the accrual of a debt repayment obligation that had previously been omitted from our financial statements. The interest expense change was not a result of a material weakness, but arose from a significant deficiency in the design and operation of our internal controls.

Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

Preparing our financial statements involves a number of complex processes, many of which are done manually and are dependent upon individual data input or review. These processes include, but are not limited to, calculating ratable revenue, deferred revenue and inventory costs. While in some cases we are commencing or will shortly commence adoption of automatic processes with less likelihood for error and additional processes to detect errors that arise, we expect that for the foreseeable future many of these processes will remain manually intensive.

The remediation policies and procedures we have implemented and plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. In addition, the manual processes discussed above may result in errors that may not be detected and could result in a material misstatement. If a material misstatement occurs in the future, we may fail to meet our future reporting obligations, we may need to restate our financial results and the price of our common stock may decline. Any failure of our internal controls could also adversely affect the results of the periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our “internal control over financial reporting” that will be required when the rules of the Securities and Exchange Commission, or the SEC, under Section 404 of the Sarbanes-Oxley Act become applicable to us beginning with the required filing of our Annual Report on Form 10-K for the year ending December 31, 2008.

If we lose key personnel or fail to attract and retain additional qualified personnel when needed, our business may be harmed.

Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing, and finance personnel, many of whom would be difficult to replace. For example, senior members of our engineering team have unique technical experience that would be difficult to replace. We do not have long-term employment contracts or key person life insurance covering any of our key personnel. Because our DTN System is complex, we must hire and retain a large number of highly trained customer service and support personnel to ensure that the deployment of our DTN System does not result in network disruption for our customers. We believe our future success will depend in large part upon our ability to identify, attract and retain highly skilled managerial, engineering, sales, marketing, finance and customer service and support personnel. Competition for these individuals is intense in our industry, especially in the San Francisco Bay Area. We may not succeed in identifying, attracting and retaining appropriate personnel. Further, competitors and other entities have in the past attempted, and may in the future attempt, to recruit our employees. The loss of the services of any of our key personnel, the inability to identify, attract or retain qualified personnel in the future or delays in hiring qualified personnel, particularly engineers and sales personnel, could make it difficult for us to manage our business and meet key objectives, such as timely product introductions.

Our sales cycle can be long and unpredictable, which could result in an unexpected revenue shortfall in any given quarter.

Our DTN System has a lengthy sales cycle, which can extend from six to twelve months and may take even longer for larger prospective customers such as U.S. regional bell operating companies, international postal, telephone and telegraph companies and U.S. competitive local exchange carriers. Our prospective customers conduct significant evaluation, testing, implementation and acceptance procedures before they purchase our DTN System. We incur substantial sales and marketing expenses and expend significant management effort during this time, regardless of whether we make a sale.

Because the purchase of our equipment involves substantial cost, most of our customers wait to purchase our equipment until they are ready to deploy it in their network. As a result, it is difficult for us to accurately predict the timing of future purchases by our customers. In addition, product purchases are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. If sales expected from customers for a particular quarter are not realized in that quarter or at all, our revenue will be negatively impacted.

Our international sales and operations subject us to additional risks that may harm our operating results.

We market, sell and service our DTN System globally. In 2005, 2006 and the six months ended June 30, 2007, we derived approximately 36%, 14% and 19%, respectively, of our revenue from customers outside of the United States. We have sales and support personnel in numerous countries worldwide. In addition, we have a large group of software development personnel located in Bangalore, India. We expect that significant management attention and financial resources will be required for our international activities over the foreseeable future as we enter new international markets. In some countries, our success will depend in part on our ability to form relationships with local partners. Our inability to identify appropriate partners or reach mutually satisfactory arrangements for international sales of our DTN System could impact our ability to maintain or increase international market demand for our DTN System.

Our international operations are subject to inherent risks, and our future results could be adversely affected by a variety of factors, many of which are outside of our control, including:

•	greater difficulty in collecting accounts receivable and longer collection periods;

•	difficulties of managing and staffing international offices, and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	the impact of recessions in economies outside the United States;

•	tariff and trade barriers and other regulatory requirements or contractual limitations on our ability to sell or develop our DTN System in certain foreign markets;

•	certification requirements;

•	greater difficulty documenting and testing our internal controls;

•	reduced protection for intellectual property rights in some countries;

•	potentially adverse tax consequences;

•	political and economic instability;

•	effects of changes in currency exchange rates; and

•	service provider and government spending patterns.

International customers may also require that we comply with certain testing or customization of our DTN System to conform to local standards. The product development costs to test or customize our DTN System could be extensive and a material expense for us.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks could harm our international operations and reduce our international sales.

If our contract manufacturers do not perform as we expect, our business may be harmed.

Our future success will depend on our ability to have sufficient volumes of our DTN System manufactured in a cost-effective and quality-controlled manner. We have engaged third parties to manufacture certain elements of our DTN System and are in the process of qualifying non-U.S. contract manufacturing sites. There are a number of risks associated with our dependence on contract manufacturers, including:

•	reduced control over delivery schedules, particularly for international contract manufacturing sites;

•	reliance on the quality assurance procedures of third parties;

•	potential uncertainty regarding manufacturing yields and costs;

•	potential lack of adequate capacity during periods of excess demand;

•	potential uncertainty related to the use of international contract manufacturing sites;

•	limited warranties on components supplied to us;

•	potential misappropriation of our intellectual property; and

•	potential manufacturing disruptions.

Any of these risks could impair our ability to fulfill orders. Our contract manufacturers may not be able to meet the delivery requirements of our customers, which could decrease customer satisfaction and harm our DTN System sales. We do not have long-term contracts or arrangements with our contract manufacturers that will guarantee product availability, or the continuation of particular pricing or payment terms. If our contract manufacturers are unable or unwilling to continue manufacturing our DTN System in required volumes or our relationship with any of our contract manufacturers is discontinued for any reason, we would be required to identify and qualify alternative manufacturers, which could cause us to be unable to meet our supply requirements to our customers and result in the breach of our customer agreements. Qualifying a new contract manufacturer and commencing volume production is expensive and time-consuming and if we are required to change or qualify a new contract manufacturer, we would likely lose sales revenue and damage our existing customer relationships.

Any acquisitions we make could disrupt our business and harm our financial condition and operations.

We have made strategic acquisitions of businesses, technologies and other assets in the past. While we have no current agreements or commitments, we may in the future acquire businesses, product lines or technologies. In the event of any future acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, or they may be viewed negatively by customers, financial markets or investors and we could:

•	issue stock that would dilute our current stockholders’ percentage ownership;

•	incur debt and assume other liabilities; or

•	incur amortization expenses related to goodwill and other intangible assets and/or incur large and immediate write-offs.

Acquisitions also involve numerous risks, including:

•	problems integrating the acquired operations, technologies or products with our own;

•	diversion of management’s attention from our core business;

•	assumption of unknown liabilities;

•	adverse effects on existing business relationships with suppliers and customers;

•	increased accounting compliance risk;

•	risks associated with entering new markets; and

•	potential loss of key employees.

We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future. Our failure to do so could have an adverse effect on our business, financial condition and operating results.

Unforeseen health, safety and environmental costs could harm our business.

Our manufacturing operations use substances that are regulated by various federal, state and international laws governing health, safety and the environment. If we experience a problem with these substances, it could cause an interruption or delay in our manufacturing operations or could cause us to incur liabilities for any costs related to health, safety or environmental remediation. We could also be subject to liability if we do not handle these substances in compliance with safety standards for storage and transportation and applicable laws. If we experience a problem or fail to comply with such safety standards, our business, financial condition and operating results may be harmed.

We incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

As a newly public company, we incur legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NASDAQ Stock Market, impose additional requirements on public companies, including requiring changes in corporate governance practices. For example, the listing requirements of the NASDAQ Global Market require that we satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of conduct. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. These rules and regulations also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, U.S. securities laws require, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for the year ending December 31, 2008, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to potential delisting by the NASDAQ Stock Market and review by the NASDAQ Stock Market, the SEC, or other regulatory authorities, which would require additional financial and management resources.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

We are subject to export control laws that limit which products we sell and where and to whom we sell our DTN System. In addition, various countries regulate the import of certain technologies and have enacted laws that could limit our ability to distribute our DTN System or could limit our customers’ ability to implement our DTN System in those countries. Changes in our DTN System or changes in export and import regulations may create delays in the introduction of our DTN System in international markets, prevent our customers with international operations from deploying our DTN System throughout their global systems or, in some cases, prevent the export or import of our DTN System to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our DTN System by, or in our decreased ability to export or sell our DTN System to, existing or potential customers with international operations. For example, we need to comply with Waste from Electrical and Electronic Equipment and Restriction of Hazardous Substances laws, which have been adopted by certain

European Economic Area countries on a country-by-country basis. Failure to comply with these and similar laws on a timely basis, or at all, decreased use of our DTN System or any limitation on our ability to export or sell our products would adversely affect our business, financial condition and operating results.

If we need additional capital in the future, it may not be available to us on favorable terms, or at all.

Our business requires significant capital. We have historically relied on significant outside financing as well as cash flow from operations to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financings in the future to fund our operations or respond to competitive pressures or strategic opportunities in the event that we continue to incur significant losses or otherwise. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be limited and our business will be harmed.

We are subject to government regulations that could adversely impact our business.

The Federal Communications Commission, or FCC, has jurisdiction over the entire U.S. communications industry and, as a result, our DTN System and our North American customers are subject to FCC rules and regulations. Current and future FCC regulations affecting communications services, our DTN System or our customers’ businesses could negatively affect our business. In addition, international regulatory standards could impair our ability to develop products for international customers in the future. Delays caused by our compliance with regulatory requirements could result in postponements or cancellations of product orders. Further, we may not be successful in obtaining or maintaining any regulatory approvals that may, in the future, be required to operate our business. Any failure to obtain such approvals could harm our business and operating results.

Natural disasters, terrorist attacks or other catastrophic events could harm our operations.

Our headquarters and the majority of our infrastructure, including our PIC manufacturing facility, is located in Northern California, an area that is susceptible to earthquakes and other natural disasters. Further, a terrorist attack aimed at Northern California or at our nation’s energy or telecommunications infrastructure could hinder or delay the development and sale of our DTN System. In the event that an earthquake, terrorist attack or other catastrophe were to destroy any part of our facilities, destroy or disrupt vital infrastructure systems or interrupt our operations for any extended period of time, our business, financial condition and operating results would be harmed.

Risks Related to this Offering and Ownership of Our Common Stock

The trading price of our common stock has been volatile and is likely to be volatile in the future, and you might not be able to sell your shares at or above the public offering price.

The trading prices of the securities of technology companies have been highly volatile. Further, our common stock has a limited trading history. From our initial public offering in June 2007 through September 29, 2007, our stock price fluctuated from a low of $16.00 to a high of $30.00. Factors affecting the trading price of our common stock include:

•	variations in our operating results;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or agreements by us or by our competitors;

•	the gain or loss of customers;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	market conditions in our industry, the industries of our customers and the economy as a whole; and

•	adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or operating results. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Each of these factors, among others, could harm the value of your investment in our common stock. Some companies that have had volatile market prices for their securities have had securities class action lawsuits filed against them. If a suit were filed against us, regardless of its merits or outcome, it could result in substantial costs and divert management’s attention and resources.

A significant portion of our outstanding common stock will soon be released from restrictions on resale and may be sold in the public market in the near future. Future sales of shares by existing stockholders, including sales pursuant to this offering, could cause our stock price to decline.

If our existing stockholders, particularly our directors, their affiliated venture capital funds and our executive officers, sell substantial amounts of our common stock in the public market, or are perceived by the public market as intending to sell, the trading price of our common stock could decline significantly. Based on shares outstanding as of June 30, 2007, upon completion of this offering we will have 90,357,657 shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. Of these shares, 26,100,000 shares, consisting of the 10,000,000 shares being sold in this offering and the 16,100,000 shares sold in our initial public offering, will be freely tradable without restriction in the public market immediately following the closing of this offering.

The remaining 64,257,657 shares, or 71.1% of our outstanding shares after this offering, are currently subject to market standoff agreements entered into by our stockholders with us or contractual lock-up agreements entered into by our stockholders with the underwriters in connection with our initial public offering and will become freely tradeable in the public market on December 4, 2007, subject to extension as described below, except for shares of common stock held by directors, executive officers and our other affiliates which will be subject to volume limitations under Rule 144 of the Securities Act and, in certain cases, various vesting arrangements. Of these shares,              shares, or             % of our outstanding shares after this offering, are subject to additional contractual lock-up agreements entered into by our executive officers, directors and the selling stockholders with the underwriters for this offering and will not be able to be sold in the public market until 90 days after the date of this prospectus, subject to extension as described below. Goldman, Sachs & Co. currently does not anticipate shortening or waiving any of the lock-up agreements, other than releasing the selling stockholders and us to sell shares in this offering, and allowing sales under pre-existing Rule 10b5-1 trading plans, and does not have any pre-established conditions for such modifications or waivers. Goldman, Sachs & Co. may, however, release for sale in the public market all or any portion of the shares subject to the lock-up agreements.

The contractual lock-up periods described above for lock-up agreements entered into in connection with our initial public offering and this offering will be automatically extended under the following circumstances: if during the 17 days prior to December 3, 2007, we issue an earnings release or announce material news or a material event or, if we announce that we will release earnings results during the 15-day period following the scheduled expiration of the lock-up periods. The restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. The scheduled expiration of the lock-up period for our initial public offering is December 3, 2007 and for this offering is 90 days after the date of this prospectus.

Some of our existing stockholders have contractual demand or piggyback rights to require us to register with the SEC up to 57,427,606 shares of our common stock after the shares being sold in this offering. These registration rights have been waived with respect to this offering. If we register these shares of common stock in connection with this offering or otherwise, the stockholders would be able to sell those shares freely in the public market.

We have also registered 24,035,738 shares of our common stock that we have issued or may issue under our equity plans. These shares can be freely sold in the public market upon issuance, subject to vesting restrictions, the market standoff agreements and the lock-up agreements described above.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

Insiders have substantial control over us and will be able to influence corporate matters and delay or prevent a third party from acquiring control over us.

Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately 12.5% of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares. As a result, these stockholders will be able to exercise influence over all matters requiring stockholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and delay or prevent a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, please see the section titled “Principal Stockholders.”

If you purchase shares of common stock sold in this offering, you will experience substantial dilution as a result of this offering and future equity issuances.

The public offering price per share in this offering is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result,

investors purchasing common stock in this offering will experience immediate substantial dilution of $20.61 a share. In addition, we have issued options to acquire common stock at prices below the public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares of common stock. In addition, if the underwriters exercise their option to purchase additional shares, if outstanding warrants to purchase our common stock are exercised, or if we issue additional equity securities, you will experience additional dilution.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law, which apply to us, may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. For more information, see the section titled “Description of Capital Stock—Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law.” In addition, our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect as of the closing of this offering:

•	authorize the issuance of “blank check” convertible preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•

establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause and only upon a supermajority stockholder vote;

•	provide that vacancies on the board of directors, including newly-created directorships, may be filled only by a majority vote of directors then in office rather than by stockholders;

•	prevent stockholders from calling special meetings; and

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering to possibly repay our credit facilities, and for general corporate purposes, including working capital and capital expenditures, which may in the future include investments in, or acquisitions of, complementary businesses, services or technologies. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how the net proceeds from this offering are used.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. All statements contained in this prospectus other than statements of historical facts, including statements regarding our future operating results and financial position, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words “anticipate,” “architected,” “believe,” “continue,” “could,” “designed,” “enable,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “target,” “will,” or “would” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements made herein include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to address market needs or develop new or enhanced products to meet those needs;

•	expected adoption of our DTN System by our potential customers;

•	our ability to compete in our industry;

•	our ability to successfully manufacture our PICs and our DTN System;

•	our ability to grow our revenue and improve our gross margins;

•	our ability to protect our confidential information and intellectual property rights;

•	our ability to manage our growth and anticipated expansion into new markets;

•	the expected future impact of our deferred revenue and deferred inventory costs;

•	our ability to establish VSOE;

•	our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms; and

•	our expectations regarding the use of proceeds from this offering.

All forward-looking statements involve risks, assumptions and uncertainties. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, operating results, business strategy, short-term and long-term business operations and objectives, and financial needs. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the section titled “Risk Factors” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $113.4 million, based on an assumed public offering price of $23.97 per share, which was the last sale price of our common stock as reported by the Nasdaq Global Market on October 11, 2007, and after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering is exercised in full we estimate that our net proceeds will be approximately $147.7 million, based on the same assumptions and estimates. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including to finance our growth, develop new products, fund capital expenditures, or to expand our existing business through acquisitions of other businesses, products or technologies. However, we do not have agreements or commitments for any acquisitions at this time.

The amount and timing of our expenditures will depend on several factors, including progress in our research and development efforts and the amount of cash used throughout our organization. Pending use of proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short- and intermediate-term interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

PRICE RANGE OF COMMON STOCK

Our common stock has traded on the Nasdaq Global Market under the symbol “INFN” since it began trading on June 7, 2007. Our initial public offering was priced at $13.00 per share on June 6, 2007. The following table sets forth, for the time periods indicated, the high and low sales prices of our common stock as reported on the Nasdaq Global Market.

	High	Low
Second Quarter 2007 (from June 7, 2007)	$30.00	$16.00
Third Quarter 2007	$25.98	$16.52
Fourth Quarter 2007 (through October 11, 2007)	$26.64	$20.20

On October 11, 2007 the last reported sale price of our common stock on the Nasdaq Global Market was $23.97.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and any future earnings to support the operation of and to finance the growth and development of our business. We do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with certain covenants under our credit facilities, which restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table presents our cash, cash equivalents and short-term investments and capitalization as of June 30, 2007:

•	on an actual basis; and

•

on an as adjusted basis reflecting the receipt of the estimated net proceeds from the sale of 5,000,000 shares of common stock offered by us in this offering, at an assumed public offering price of $23.97 per share, which was the last sale price of our common stock as reported by the Nasdaq Global Market on October 11, 2007, and after deducting the underwriting discount and estimated offering expenses payable by us.

You should read this table in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2007
	Actual	As Adjusted
	(Unaudited)
	(In thousands)
Cash, cash equivalents and short-term investments	$198,115	$311,522

Current and long-term debt	$4,500	$4,500
Preferred stock, $0.001 par value: 25,000,000 shares authorized, no shares issued and outstanding actual; 25,000,000 shares authorized, no shares issued and outstanding as adjusted
Common stock, $0.001 par value: 500,000 shares authorized, 85,358 shares issued and outstanding actual; 500,000 shares authorized, 90,358 shares issued and outstanding as adjusted	85	90
Additional paid-in capital	550,188	663,590
Accumulated other comprehensive loss	(129)	(129)
Accumulated deficit	(359,997)	(359,997)

Total stockholders’ equity (deficit)	190,147	303,554

Total capitalization	$194,647	$308,054

This table excludes the following shares:

•	11,633,856 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2007 at a weighted average exercise price of $5.46 per share;

•	498,131 shares of common stock issuable upon the lapsing of restrictions associated with awards of restricted stock units outstanding as of June 30, 2007;

•	1,332,680 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2007 at a weighted average exercise price of $5.23 per share; and

•	9,622,255 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan; and

•	1,812,500 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan.

This table includes the following shares:

•

1,550,345 shares of restricted common stock issued upon the early exercise of stock options at a weighted average exercise price of $1.77 per share that are classified as outstanding for financial reporting purposes, except in the calculation of earnings per share.

See the section titled “Management—Equity Benefit Plans” for a description of our equity plans.

DILUTION

Our net tangible book value as of June 30, 2007 was $190.1 million, or approximately $2.23 per share. Net tangible book value per share represents the amount of stockholders’ equity divided by 85,357,657 shares of common stock outstanding.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the closing of this offering. After giving effect to our sale of 5,000,000 shares of common stock in this offering at an assumed public offering price of $23.97 per share, which was the last sale price of our common stock as reported by the Nasdaq Global Market on October 11, 2007, and after deducting the underwriting discount and estimated offering expenses, our as adjusted net tangible book value as of June 30, 2007 would have been $303.6 million, or $3.36 per share. This represents an immediate increase in net tangible book value of $1.13 per share to existing stockholders and an immediate dilution in net tangible book value of $20.61 per share to purchasers of common stock in the offering, as illustrated in the following table:

Assumed public offering price per share		$23.97
Net tangible book value per share as of June 30, 2007	$2.23
Increase in as adjusted net tangible book value per share attributable to new investors	1.13

As adjusted net tangible book value per share after the offering		3.36

Dilution per share to new investors		$20.61

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the as adjusted net tangible book value per share after the offering would be $3.68 per share, the increase in the as adjusted net tangible book value per share to existing stockholders would be $1.45 per share and the dilution to new investors purchasing shares in this offering would be $20.29 per share.

If all of our outstanding stock options, restricted stock units, or RSUs, and warrants were exercised and the underwriters do not exercise their option to purchase additional shares of our common stock in full in this offering, as adjusted net tangible book value per share after the offering would be $3.79 per share, the increase in the as adjusted net tangible book value per share to existing stockholders would be $1.56 per share and the dilution to new investors purchasing shares in this offering would be $20.18 per share.

As of June 30, 2007, there were options outstanding to purchase a total of 11,633,856 shares of common stock at a weighted average exercise price of $5.46 per share, and there were RSUs to purchase a total of 498,131 shares of common stock at zero cost. As of June 30, 2007 there were warrants outstanding to purchase 1,332,680 shares of common stock with a weighted average exercise price of $5.23 per share. If all of these options, RSUs and warrants were exercised and the shares subject to the RSUs delivered, our existing stockholders, including the holders of these options, warrants and RSUs, would own 94.9% of the total number of shares of our common stock outstanding upon the closing of this offering and our new investors would own 5.1% of the total number of shares of our common stock upon the closing of this offering.

As of June 30, 2007, there were 1,550,345 shares of restricted common stock issued upon the early exercise of stock options at a weighted average exercise price of $1.77 per share that are classified as outstanding for financial reporting purposes, except in the calculation of net loss per common share. For a description of our equity plans, please see the section titled “Management—Equity Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

We derived the statements of operations and cash flow data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. We derived the statements of operations and cash flow data for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 from our audited consolidated financial statements and related notes which are not included in this prospectus. The statement of operations and cash flow data for the six months ended June 30, 2006 and 2007 and the balance sheet data as of June 30, 2007 are derived from our unaudited consolidated financial statements that are included in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. Additionally, our historical results are not necessarily indicative of the results that should be expected in the future.

	Years Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
						(Unaudited)
	(in thousands, except per share data)
Statements of Operations Data:
Revenue:
Ratable product and related support and services	$—	$—	$—	$4,127	$52,978	$6,707	$100,358
Product	—	—	599	—	5,258	—	7,250

Total revenue	—	—	599	4,127	58,236	6,707	107,608
Cost of revenue:
Cost of ratable product and related support and services	—	—	—	17,759	48,072	9,973	72,372
Lower of cost or market adjustment	—	—	1,587	9,696	21,693	7,982	3,286
Cost of product	—	—	5,653	—	1,660	—	3,851

Total cost of revenue	—	—	7,240	27,455	71,425	17,955	79,509

Gross profit (loss)	—	—	(6,641)	(23,328)	(13,189)	(11,248)	28,099

Operating expenses:
Sales and marketing	895	1,680	8,294	11,053	20,682	6,863	14,037
Research and development	26,759	41,951	46,306	24,986	38,967	13,718	30,137
General and administrative	4,938	4,587	2,888	4,328	12,650	3,664	10,915
Amortization of intangible assets	—	—	—	—	56	—	74

Total operating expenses	32,592	48,218	57,488	40,367	72,355	24,245	55,163

Loss from operations	(32,592)	(48,218)	(64,129)	(63,695)	(85,544)	(35,493)	(27,064)

Other income (expense), net	(1,470)	(2,013)	(2,351)	(2,256)	(4,319)	(866)	(18,783)

Loss before provision for income taxes and cumulative effect of change in accounting principle	(34,062)	(50,231)	(66,480)	(65,951)	(89,863)	(36,359)	(45,847)
Provision for income taxes	—	—	—	12	72	30	62

Loss before cumulative effect of change in accounting principle	(34,062)	(50,231)	(66,480)	(65,963)	(89,935)	(36,389)	(45,909)
Cumulative effect of change in accounting principle	—	—	—	(1,137)	—	—	—

Net loss	$(34,062)	$(50,231)	$(66,480)	$(64,826)	$(89,935)	$(36,389)	$(45,909)

Net loss per common share, basic and diluted	$(21.27)	$(19.61)	$(17.94)	$(14.08)	$(14.90)	$(6.84)	$(2.94)

Weighted average number of shares used in computing basic and diluted net loss per common share	1,602	2,561	3,705	4,605	6,036	5,320	15,620

	As of December 31,					As of June 30, 2007
	2002	2003	2004	2005	2006
						(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$49,997	$54,244	$40,017	$37,112	$29,572	$198,115
Working capital	40,956	43,976	37,665	29,579	2,218	172,258
Total assets	69,849	75,441	69,514	100,912	230,466	394,853
Current and long-term debt	16,638	10,256	6,359	23,773	28,382	4,500
Convertible preferred stock	91,870	151,865	207,315	247,147	320,550	—
Common and additional paid-in-capital	1,628	2,095	2,979	3,529	7,920	550,273
Stockholders’ deficit	(41,725)	(91,200)	(156,471)	(220,710)	(306,321)	(359,997)

	Years Ended December 31,					Six Months Ended June 30, 2007
	2002	2003	2004	2005	2006
						(Unaudited)
	(In thousands)
Cash Flow Data:
Cash provided by (used in) operating activities	$(31,527)	$(43,727)	$(62,222)	$(56,449)	$(67,775)	$6,208
Cash provided by (used in) investing activities	(59,001)	(4,892)	9,283	29,451	(18,069)	(6,186)
Cash provided by financing activities	38,611	53,573	51,608	58,059	78,780	168,463

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We were founded in December 2000. Our objective is to change the economics, operating simplicity, flexibility, reliability and scalability of optical communications networks. At the core of our Digital Optical Network architecture is what we believe to be the world’s only commercially-deployed, large-scale photonic integrated circuit, or PIC. Our PICs transmit and receive 100 Gbps of optical capacity and incorporate the functionality of over 60 discrete optical components into a pair of indium phosphide chips. We have used our PIC technology to design a new digital optical communications system called the DTN System, which is architected to improve significantly communications service providers’ economics and service offerings as compared to traditional systems.

We began commercial shipment of our DTN System in November 2004. As of September 29, 2007, we had sold our DTN System for deployment in the optical networks of 38 customers worldwide, including telecommunications carriers, cable operators, Internet service providers and others. Our goal is to be a leading provider of optical communications systems to communications service providers. Our revenue growth will depend on the continued acceptance of our DTN System, growth of communications traffic and the proliferation of next-generation bandwidth-intensive services, which are expected to drive the need for increased levels of bandwidth. Our ability to increase revenue and achieve profitability will be directly affected by the level of acceptance of our products in the long-haul and metro markets and by our ability to cost-effectively develop and sell innovative products that leverage our technology advantages.

In June 2007, we completed our initial public offering, or IPO, of common stock in which we sold and issued 16.1 million shares of our common stock, including 2.1 million shares sold by us pursuant to the underwriters’ full exercise of their option to purchase additional shares, at an issue price of $13.00 per share. We raised a total of $209.3 million in gross proceeds from the IPO, or $190.2 million in net proceeds after deducting underwriting discounts and commissions and other offering costs.

Since our inception, we have incurred significant losses, and as of June 30, 2007 we had an accumulated deficit of $360.0 million. We have not achieved profitability on a quarterly or annual basis, and we expect to continue to incur substantial losses. Our ability to become profitable will be affected by any additional expenses that we incur to expand our manufacturing capacity, sales, marketing, development and general and administrative capabilities in order to grow our business. The largest component of our expenses is personnel costs. Personnel costs consist of salaries, benefits and incentive compensation for our employees, including commissions for sales personnel and stock-based compensation for all employees.

We primarily sell our products through our direct sales force, with a small proportion sold indirectly through resellers. We derived 85% and 98% of our revenue from direct sales to customers in 2005 and 2006, respectively, and 98% in each of the six months ended June 30, 2006 and 2007. We expect to continue generating a significant majority of our revenue from direct sales in the future.

We are headquartered in Sunnyvale, California, with employees located throughout the United States, Europe and the Asia Pacific region. We expect to continue to add personnel in the United States, and internationally to provide additional geographic sales and technical support coverage.

We have experienced significant revenue growth over the last two years and expect to see continued revenue growth into the future but at somewhat lower growth rates. Revenue growth will be directly impacted by underlying growth in invoiced shipments. Although we expect growth in invoiced shipments to continue on a year-over-year basis, the quarter-over-quarter growth may be impacted by several factors including the timing of large product deployments, acquisitions of new customers and general market conditions. Therefore, quarter-over-quarter revenue growth could be somewhat volatile and growth may not always occur in a linear manner. In addition, the rate at which we recognize revenue will be directly impacted by our ability to establish vendor specific objective evidence, or VSOE, or fair value for training and software warranty or product support services.

As described below, we had $64.3 million of deferred margin on our balance sheet at June 30, 2007. This, when combined with the fact that we expect to see continual improvements in gross margin on invoiced shipments should result in an overall improvement in gross margins going forward. However, it is difficult to predict when the improvements in invoiced shipment gross margins will be recognized in the Consolidated Statement of Operations and how these margins will be impacted by a lower of cost or market adjustment, or LCM, adjustments when common equipment is sold at a loss.

We will continue to make significant investments in the business with operating expenses expected to average over 35% of invoiced shipments in future periods.

Overview of Consolidated Financial Data

Revenue

We derive our revenue from sales of our products, support and services. Our revenue is comprised of two components: (1) ratable product and related support and services revenue, or ratable revenue, and (2) product revenue. Our DTN System is integrated with software that is more than incidental to the functionality of our equipment. We refer to the integration of our DTN System with our software and related support and services as a bundled product. Revenue related to these bundled products, which is ratable revenue, is the portion of our total revenue that we recognize pursuant to Statement of Position No. 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions,” or SOP 97-2. Product revenue consists of sales of products that are sold without related services and, therefore, is not recognized ratably in accordance with SOP 97-2.

The following table illustrates our revenue for the specified periods:

	Three Months Ended 2005				Year Ended Dec. 31, 2005	Three Months Ended 2006				Year Ended Dec. 31, 2006	Three Months Ended 2007
Revenue	Mar. 31	Jun. 30	Sept. 30	Dec. 31		Mar. 31	Jun. 30	Sept. 30	Dec. 31		Mar. 31	Jun. 30
(In thousands)	(Unaudited)					(Unaudited)					(Unaudited)

Ratable revenue	$421	$603	$1,126	$1,977	$4,127	$2,653	$4,054	$6,118	$40,153	$52,978	$45,947	$54,411
Product revenue	—	—	—	—	—	—	—	1,578	3,680	5,258	3,245	4,005

Total revenue	$421	$603	$1,126	$1,977	$4,127	$2,653	$4,054	$7,696	$43,833	$58,236	$49,192	$58,416

Ratable Revenue.    Substantially all of our sales arrangements consist of product sales bundled with training and product support. Product support services consist of software warranty, updates and unspecified upgrades and product support. To date, we have not established VSOE of fair value for training and software warranty or product support services. All revenue for these bundled products is deferred and recognized ratably over the longest undelivered service period. In order to establish VSOE, we must have a history of selling our training and product support services separately at a consistent price. Once we have a sufficiently consistent transactional history to establish VSOE for training, software warranty and product support services, we will be able to recognize revenue up front for new customer orders once all of the following have occurred: (1) we have entered into a legally binding arrangement with a customer; (2) delivery and acceptance have occurred, which is when product title and risk of loss has transferred to the customer; (3) customer payment is deemed fixed or determinable; and (4) collectibility is reasonably assured. Revenue for then existing customer orders will continue to be recognized over the applicable revenue recognition period.

Historically, our sales arrangements have included rights to software warranty services for a period of one to five years. This warranty obligation typically represented the longest undelivered service period and resulted in straight-line recognition of revenue over the warranty period. This average period was 3.7 years in the third quarter of 2006. In the fourth quarter of 2006, we amended three of our significant sales contracts to shorten our contractual software warranty period to between 90 days and one year, which we believe is more typical in our industry. We may amend other existing contracts to shorten the software warranty period and expect the software warranty period in future contracts generally to be within this range. This contractual change in the software warranty period resulted in the reduction in the revenue recognition period of these contracts and in each case shortened the period to one year. These contractual changes also shortened the average recognition period for ratable revenue to 1.3 years in the fourth quarter of 2006. We expect that our average recognition period for ratable revenue will fluctuate based on the terms of existing and future customer contracts and our customer mix until we establish VSOE.

In the fourth quarter of 2006, we amended three of our significant customer contracts to shorten the software warranty period and eliminate annual training credits. As part of the contractual amendments, we (1) provided certain one-time credits, (2) agreed to make available for purchase certain minimum quantities of equipment and (3) agreed to an extension of the contract for an additional period for the limited purpose of buying additional Digital Line Modules, or DLMs, Tributary Adapter Modules, or TAMs, and Tributary Optical Modules, or TOMs.

The ratable revenue that is recognized in each quarter includes a ratable portion recognized from deferred revenue of prior invoiced shipments of bundled products together with a ratable portion of each new invoiced shipment of bundled products in that quarter. Invoiced shipments of bundled products represent sales of our DTN System and services delivered and accepted by the customer for which payment will be made in accordance with normal payment terms, but for which VSOE has not been established. Shipments of bundled products are invoiced when all products ordered on a purchase order have been shipped and the relevant customer acceptance criteria have been satisfied. Customer acceptance periods averaged approximately 19 days both in the fourth quarter of 2006 and the second quarter of 2007. The customer acceptance period for the first quarter of 2007 was 17.8 days. Invoiced shipments of bundled products are amortized and recognized as revenue over the longest undelivered service period in each customer contract.

Product Revenue.    Revenue for products that does not require significant customization, and with respect to which any software is considered incidental, is recognized under Staff Accounting Bulletin No. 104, “Revenue Recognition,” SAB 104. Under SAB 104, revenue is recognized only when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectibility is reasonably assured. Additionally, a small portion of our sales arrangement consist of product sales not bundled with product support services and therefore recognized upfront in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition,

with Respect to Certain Transaction” when all of the following have occurred: (1) we have entered into a legally binding arrangement with a customer; (2) delivery has occurred, which is when product title and risk of loss have transferred to the customer; (3) customer payment is deemed fixed or determinable; and (4) collectibility is reasonably assured. Revenue is recognized net of cash discounts. Revenue related to these arrangements is included in product revenue in the accompanying consolidated statements of operations.

Deferred Revenue

Only a small amount of our invoiced shipments of bundled products within a quarter are recognized as revenue in such quarter and the majority is recorded as deferred revenue. Deferred revenue increases each quarter by the amount of invoiced shipments of bundled products in that quarter and decreases by the amount of ratable revenue recognized from invoiced shipments of bundled products.

The following table illustrates the changes in deferred revenue for the specified periods:

	Three Months Ended 2005				Year Ended Dec. 31, 2005	Three Months Ended 2006				Year Ended Dec. 31, 2006	Three Months Ended 2007
Deferred Revenue	Mar. 31	Jun. 30	Sept. 30	Dec. 31		Mar. 31	Jun. 30	Sept. 30	Dec. 31		Mar. 31	Jun. 30
(In thousands)	(Unaudited)					(Unaudited)					(Unaudited)
Beginning balance	$—	$2,577	$4,020	$17,020	$—	$23,200	$34,349	$49,977	$84,284	$23,200	$110,953	$128,420
Invoiced shipments of bundled products	2,998	2,046	14,126	8,157	27,327	13,802	19,682	40,425	66,822	140,731	63,414	64,946
Ratable revenue	(421)	(603)	(1,126)	(1,977)	(4,127)	(2,653)	(4,054)	(6,118)	(40,153)	(52,978)	(45,947)	(54,411)

Ending balance	$2,577	$4,020	$17,020	$23,200	$23,200	$34,349	$49,977	$84,284	$110,953	$110,953	$128,420	$138,955

In 2005, we recorded $27.3 million of invoiced shipments of bundled products, recognized $4.1 million of revenue and added $23.2 million to the deferred revenue balance. In 2006, we recorded $140.7 million of invoiced shipments of bundled products, recognized $53.0 million of revenue and added $87.8 million to the deferred revenue balance. In the six months ended June 30, 2007, we recorded $128.4 million of invoiced shipments of bundled products, recognized $100.4 million of revenue and added $28.0 million to the deferred revenue balance.

The growth in invoiced shipments from 2006 to 2007 is due primarily to increased shipments to existing customers and the addition of a significant number of new customers. The growth in revenue reflects this increase in invoiced shipments and a shortening of the average revenue recognition period for ratable revenue due to the amendment of historical contracts as discussed above and the negotiation of shorter warranty periods in new contracts.

Cost of Revenue

Our cost of revenue is comprised of two components: cost of ratable revenue and cost of product revenue.

The following table illustrates our cost of revenue for the specified periods:

	Three Months Ended 2005				Year Ended Dec. 31, 2005	Three Months Ended 2006				Year Ended Dec. 31, 2006	Three Months Ended 2007
Cost of Revenue	Mar. 31	Jun. 30	Sept. 30	Dec. 31		Mar. 31	Jun. 30	Sept. 30	Dec. 31		Mar. 31	Jun. 30
(In thousands)	(Unaudited)					(Unaudited)					(Unaudited)
Cost of ratable revenue	$2,276	$7,032	$5,092	$3,359	$17,759	$5,485	$4,488	$7,967	$30,132	$48,072	$34,843	$37,529
Lower of cost or market adjustment	104	1,438	3,604	4,550	9,696	4,325	3,657	4,172	9,539	21,693	1,067	2,219
Cost of product revenue	—	—	—	—	—	—	—	311	1,349	1,660	1,363	2,488

Total cost of revenue	$2,380	$8,470	$8,696	$7,909	$27,455	$9,810	$8,145	$12,450	$41,020	$71,425	$37,273	$42,236

Cost of Ratable Revenue.    Cost of ratable revenue consists primarily of the costs of manufacturing our network equipment, including personnel costs, stock-based compensation, raw materials, overhead and period costs. Period costs consist primarily of shipping fees, logistics costs, manufacturing ramp-up costs, expenses for inventory obsolescence and warranty obligations.

Certain manufacturing costs are recognized in the period in which they are incurred or can be estimated, including period costs and losses associated with products which are sold or anticipated to be sold at a loss. The initial deployment of our DTN System at a customer involves the installation of common equipment, including a chassis, optical line amplifiers and related equipment. This common equipment is typically sold at low or negative gross margins. When we sell equipment at a loss, the losses are recognized in the period in which they are incurred or reasonably estimatable. We refer to this loss as a lower of cost or market adjustment, or LCM adjustment. In the years ended December 31, 2005 and 2006 and in the six months ended June 30, 2007, our LCM adjustment was $9.7 million, $21.7 million and $3.3 million, respectively. In addition, we recorded inventory write-downs for excess and obsolete inventory in 2004, 2005 and 2006 of $2.2 million, $(0.7) million and $1.7 million, respectively, and in the six months ended June 30, 2007 of $2.5 million. The remainder of our cost of ratable revenue is recorded as deferred costs of invoiced shipments of bundled products and is recognized in the same period as the corresponding revenue.

Cost of Product Revenue.    Cost of product revenue consists primarily of the costs of manufacturing network components, such as personnel costs, raw materials and application of overhead.

Deferred Inventory Cost

Deferred inventory cost increases by the cost of invoiced shipments of bundled products in a period and decreases as cost of ratable revenue is amortized in that period.

The following table illustrates the increases in our deferred inventory cost for the specified periods:

	Three Months Ended 2005				Year Ended Dec. 31, 2005	Three Months Ended 2006				Year Ended Dec. 31, 2006	Three Months Ended 2007
Deferred Inventory Cost	Mar. 31	Jun. 30	Sept. 30	Dec. 31		Mar. 31	Jun. 30	Sept. 30	Dec. 31		Mar. 31	Jun. 30
(In thousands)	(Unaudited)					(Unaudited)					(Unaudited)
Beginning balance	$—	$2,090	$3,527	$11,637	$—	$16,687	$26,548	$35,038	$55,612	$16,687	$67,253	$73,458
Deferred cost of invoiced shipments of bundled products	2,365	1,872	8,954	6,428	19,619	11,880	11,298	24,442	38,986	86,606	33,164	32,800
Amortization to cost of ratable revenue	(275)	(435)	(844)	(1,378)	(2,932)	(2,019)	(2,808)	(3,868)	(27,345)	(36,040)	(26,959)	(31,552)

Ending balance	$2,090	$3,527	$11,637	$16,687	$16,687	$26,548	$35,038	$55,612	$67,253	$67,253	$73,458	$74,706

Gross Margin

Gross margins have been and will continue to be affected by a variety of factors, including the product mix, average selling prices of our products, the sale of additional support and services, new product introductions and enhancements, the cost of our hardware and software products, the amount of revenue that is recognized ratably, the period over which our revenue is recognized ratably and the amount of common equipment sold at a loss causing an LCM adjustment.

To satisfy our customers’ requirement of transmitting optical signals, our customers must purchase a combination of common equipment and some limited number of DLMs, TAMs and TOMs. If a customer wishes to add capacity to our DTN System after their initial deployment to satisfy their additional demands, they may purchase additional DLMs, TAMs and TOMs. When a customer wishes to expand the reach of the DTN System or deploy another DTN System on a route on which the customer has reached the maximum capacity for its existing DTN System, they may purchase a combination of additional common equipment and additional DLMs, TAMs and TOMs. Pricing for optical communications systems, such as our DTN System, is very competitive and we must often respond to these competitive pressures by decreasing the initial purchase price of our product. As a result of these competitive pressures and in order to gain new customers, our common equipment is typically sold at low margins or at a loss. Our DLMs, TAMs or TOMs are typically sold at higher gross margins. These higher margin sales positively impact overall gross margin over the ratable revenue recognition period.

The following table illustrates our gross margin for the specified periods:

	Three Months Ended 2005				Year Ended Dec. 31, 2005	Three Months Ended 2006				Year Ended Dec. 31, 2006	Three Months Ended 2007
Gross Margin	Mar. 31	Jun. 30	Sept. 30	Dec. 31		Mar. 31	Jun. 30	Sept. 30	Dec. 31		Mar. 31	Jun. 30
(In thousands)	(Unaudited)					(Unaudited)					(Unaudited)
Total revenue	$421	$603	$1,126	$1,977	$4,127	$2,653	$4,054	$7,696	$43,833	$58,236	$49,192	$58,416
Cost of revenue	2,380	8,470	8,696	7,909	27,455	9,810	8,145	12,450	41,020	71,425	37,273	42,236

Gross profit (loss)	$(1,959)	$(7,867)	$(7,570)	$(5,932)	$(23,328)	$(7,157)	$(4,091)	$(4,754)	$2,813	$(13,189)	$11,919	$16,180
Gross margin	(465)%	(1,305)%	(672)%	(300)%	(565)%	(270)%	(101)%	(62)%	6%	(23)%	24%	28%

The improved gross margin for the six months ended June 30, 2007 compared to the corresponding period of 2006 reflects the impact of the recognition of $18.8 million of deferred gross margin related to invoiced shipments in prior periods. In addition, although we continued to sell common equipment at low or negative margins, we experienced a reduction in LCM adjustments in the period, primarily due to lower costs because of product design changes related to our common equipment that resulted in a transition to a number of lower cost components. We also achieved other reductions in a number of our component costs during the period. These improvements were offset by an increase in our warranty expense due to an increase in the number of expected future returns related to a component quality issue on one specific product that ceased shipping in June 2006. We also increased the expected cost of replacing defective units due to a reduction in the expected volume of repaired units available to satisfy customer warranty claims.

We experienced negative gross profit of $23.3 million in 2005 and $13.2 million in 2006. These losses primarily reflect the impact of selling common equipment at low or negative margins, causing LCM adjustments of $9.7 million and $21.6 million in 2005 and 2006, respectively. In addition, these losses reflected high ramp up manufacturing costs and excess and obsolete inventory costs. The impact on our gross margins of these costs was greater because most of the corresponding revenue was deferred and will be recognized ratably.

The contractual prices paid for our DTN System vary by customer. In addition, the quantity of DTN Systems purchased by each of our customers varies from quarter-to-quarter depending on our customers’ needs for optical transport equipment. To the extent that a customer with lower contractual prices purchases significant quantities of our DTN System that comprise a significant portion of the DTN Systems we sell within a quarter, our gross margin for such quarter and, to a lesser extent, the next three quarters if we continue to recognize revenue ratably over approximately a one year period, would be lower. In addition, substituting a new customer with a higher requirement for common equipment could result in an increased inventory write-down in a given quarter, which can have a significant impact on our gross margin in that quarter.

We expect our gross margins to continue to improve in the future as deferred revenue is recognized and as average selling prices and product mix improve due to new and existing customers purchasing higher margin network components to increase the capacity of their installed DTN Systems. As of December 31, 2006, deferred revenue was $111.0 million and deferred inventory cost was $67.3 million. As of June 30, 2007, deferred revenue was $139.0 million and deferred inventory cost was $74.7 million.

The table below, which only represents a portion of our results for the projected periods presented and may not be indicative of our future results, shows the expected future impact of the recognition of these deferred amounts on our consolidated statements of operations (unaudited):

	Deferred Balance as of June 30, 2007	For the Three Months Ended 2007		For the Three Months Ended March 29, 2008	Future Periods
		Sept. 29	Dec. 29
Revenue	$138,955	$54,732	$40,349	$24,235	$19,639
Cost of Inventory	74,707	30,811	21,659	12,669	9,568

Gross Profit	$64,248	$23,921	$18,690	$11,566	$10,071

Operating Expenses

Operating expenses consist of sales and marketing, research and development and general and administrative expenses, and are recognized as incurred. Personnel-related costs are the most significant component of each of these expense categories. We expect personnel costs to continue to increase as we hire new employees to support our anticipated growth. We expect that each of the categories of operating expenses below will increase in absolute dollars, but will decline as a percentage of total revenue over time.

Research and development expenses are the largest component of our operating expenses and primarily include salary and related benefit costs, including stock-based compensation expense, and facilities costs. We expense research and development expenses as incurred. We are devoting substantial resources to the continued development of additional functionality for existing products and the development of new products. We intend to continue to invest significantly in our research and development efforts because we believe that they are essential to maintaining our competitive position.

Sales and marketing expenses primarily include salary and related benefit costs, including stock-based compensation expense, sales commissions, marketing and facilities costs. We expect sales and marketing expenses to increase as we hire additional personnel both in the United States and internationally to support our expected revenue growth.

General and administrative expenses consist primarily of salary and related benefit costs, including stock-based compensation expense and facilities related to our executive, finance, human resource, information technology and legal organizations, and fees for professional services. Professional services principally consist of outside legal, audit and information technology consulting costs. We expect to incur significant additional expenses as a result of operating as a public company, including costs to comply with the Sarbanes-Oxley Act and the rules and regulations applicable to companies listed on the NASDAQ Global Market.

Other Income (expense), net

Other income (expense), net includes interest expense on short- and long-term debt, interest income on our cash balances, and losses or gains on conversion of foreign currency transactions into U.S. dollars. In 2005, 2006 and the six months ended June 30, 2007, other income (expense), net, also included adjustments to record our convertible preferred stock warrants at fair value as required by Staff Position 150-5, “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable,” or FSP 150-5, as described below. In the six months ended June 30, 2007, other income (expense), net also included a gain of $2.0 million related to the sale of assets acquired during the period under an asset purchase agreement as described in Note 4 of Notes to Consolidated Financial Statements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Significant estimates and assumptions made by management include revenue recognition, warranty reserve, inventory valuation and the determination of the fair value of stock awards and warrants issued prior to our IPO. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Our DTN System is generally integrated with software that is more than incidental to the functionality of such product. Accordingly, we account for revenue in accordance with SOP 97-2. We recognize product revenue when all of the following have occurred: (1) we have entered into a legally binding arrangement with a customer; (2) delivery and acceptance have occurred, which is when product title and risk of loss has transferred to the customer; (3) customer payment is deemed fixed or determinable; and (4) collectibility is reasonably assured. Revenue is recognized net of cash discounts.

Substantially all of our product sales have been sold in combination with training and product support services, which consist of software warranty and updates, and product support. Software updates provide customers with rights to unspecified software product upgrades and to maintenance releases and patches released during the term of the support period. Product support includes Internet access to technical content, telephone and Internet access to technical support personnel. Training services include the right to a specified number of training classes over the term of the arrangement. Revenue for training and support services is recognized on a straight-line basis over the service contract term, which ranges from one to five years.

VSOE of fair value for training and product support services is determined by reference to the price a customer is required to pay when training and product support services are sold separately. To date, we have not established VSOE of fair value for training and product support services. Assuming all other revenue recognition criteria have been met and the only undelivered element is training or product support services, revenue is deferred and recognized ratably over the longest undelivered service period. The undelivered service periods range from one to five years. Revenue related to these arrangements is included in ratable revenue in our statements of operations.

Occasionally, we sell our networking products to customers who do not purchase training or product support services as part of the arrangement. Revenue related to these arrangements is generally recognized as product revenue when delivery of the product has occurred, assuming all other revenue recognition criteria have been met. Once product delivery has taken place, there are no remaining undelivered elements in these arrangements.

Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery and transfer of title. Revenue is recognized only when title and risk of loss passes to customers. In instances where acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction. Payment terms to customers generally range from net 30 to 120 days from invoice. In the event payment terms are provided that differ from our standard business practices, the fees are deemed to not be fixed or determinable and, therefore, revenue is deferred until the fees become fixed or determinable, which we believe is when they are legally due and payable. We assess the ability to collect from our customers based primarily on the creditworthiness of the customer and past payment history of the customer.

Revenue for products that do not require significant customization and with regard to which any software is considered incidental, is recognized under SAB 104. Under SAB 104, revenue is recognized provided that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectibility is reasonably assured. Revenue related to these arrangements is included in product revenue in our statements of operations. Shipping charges billed to customers are included in product revenue and in ratable revenue. The related shipping costs are included in cost of product sales and cost of ratable revenue in our statements of operations.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25.” The intrinsic value represents the difference between the per share market price of the stock on the date of grant and the per share exercise price of the respective stock option. We generally grant stock options to employees for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. Under APB No. 25, no compensation expense is recorded for employee stock options granted at an exercise price equal to the market price of the underlying stock on the date of grant.

During the period from January 1, 2006 through June 6, 2007, we granted stock options with exercise prices as follows:

Stock Award Grant Dates	Number of Options Granted	Exercise Price Per Share	Valuation Prior to Grant Date	SFAS 123(R) Black- Scholes Option Fair Value
February 27, 2006	118,322	$1.32	$1.04	$0.80 - $0.92
April 5, 2006	128,311	1.32	1.04	0.80 - 0.92
August 8, 2006	3,229,735	2.00	2.00	1.16 - 1.36
August 29, 2006	193,750	2.00	2.00	1.16 - 1.36
September 7, 2006	999,766	2.00	2.00	1.16 - 1.36
January 3, 2007	224,999	4.04	4.04	2.12
January 4, 2007	683,287	4.04	4.04	2.52 - 2.53
February 7, 2007	75,000	7.68	7.68	4.04
February 12, 2007	103,075	7.68	7.68	4.79
April 24, 2007	158,371	10.72	10.72	6.68
June 6, 2007	3,479,614	13.00	13.00	9.45 - 9.74

We increased the estimated fair value of our common stock from January 1, 2006 through June 6, 2007, based on, among other factors, contemporaneous valuations. If the Internal Revenue Service determines that certain of our stock options were granted at below the fair value of our common stock on the date of grant, the recipients of those stock option grants could be subject to an additional deferred compensation tax under Internal Revenue Code Section 409A and we could be liable for withholding obligations.

In the absence of a public trading market, our board of directors relied in part upon contemporaneous valuations presented by management, which utilized the enterprise value allocation method, in order to help the board determine the value of our common stock. As part of this enterprise value allocation method, the value of our common stock was measured on a per share basis utilizing a probability weighted scenario analysis. The common stock per share value was based on the probability weighted average of two possible future liquidity scenarios: (1) a scenario where an IPO is not completed, or a no IPO liquidity scenario, and (2) a scenario where an IPO is completed, or an IPO liquidity scenario.

In the no IPO liquidity scenario, the common stock per share value is based on the Black-Scholes option-pricing model and represents the current nominal value of the common stock plus its option value for potential future increases in our value until a liquidity event. The methodology used allocated the estimated aggregate value to each security. A value was first assigned to each series of convertible preferred stock and then the remaining equity securities were analyzed and the remaining enterprise value was apportioned to the remaining equity securities. The rights, preferences and privileges of each security were considered, including the liquidation and conversion rights, and the manner in which the value of each security affects the other securities.

In the no IPO liquidity scenario, a large proportion of our enterprise value is apportioned to our convertible preferred stock because the aggregate liquidation preference is approximately $325.2 million and each series of our convertible preferred stock participates with the common stock up to certain capped amounts after the payment of the aggregate liquidation preference.

In the IPO liquidity scenario, options and warrants are valued based solely on the Black-Scholes option-pricing model. The aggregate value related to options and warrants are subtracted from the aggregate equity value for purposes of determining the convertible preferred stock and common stock values on an as-if converted, per share basis. After accounting for the value of the options and warrants, the remaining enterprise value is apportioned equally among the shares of common stock and each series of convertible preferred stock, which causes our common stock to have a higher relative value per share than under the no IPO liquidity scenario.

Our board of directors also considered a number of factors, in addition to the valuations, to determine the estimated fair value of our common stock at each grant date, including:

•

the shares of common stock underlying the options were and are illiquid securities in a private company that were not readily tradable at the time of grant and that there could be no assurance of such shares ever being readily tradable;

•

the prices at which convertible preferred stock was issued and sold to outside investors in arm’s-length transactions, and the rights, preferences and privileges of the convertible preferred stock relative to the common stock;

•	important developments relating to achievement of our business objectives, including new product launches, customer wins and growth in our revenue and invoiced shipments;

•	our stage of development and business strategy;

•	the status of our efforts to build our management team;

•	the status of our efforts to increase revenue and invoiced shipments while reducing losses, as well as our financial results;

•

the likelihood of achieving a liquidity event for the shares of our common stock, such as an initial public offering or sale of the company, given prevailing market conditions and achievement of our business objectives;

•	the state of the new issue market for similarly-situated technology companies; and

•	the market prices of publicly-held technology companies with similar business models.

Our board of directors also considered the provisions of our Series A through G convertible preferred stock in determining the estimated fair value of our common stock at the time of each option grant, including the aggregate liquidation preference of the Series A through G convertible preferred stock of $325.2 million and the fact that in a sale of Infinera the Series A through G convertible preferred stock would participate with the common stock up to certain caps after the payment of the aggregate liquidation preference. As we approached our initial public offering, the per share value of our common stock moved closer to our enterprise value per share because the likelihood of a sale of Infinera where our convertible preferred stock receives a larger proportion of our enterprise value decreases.

The anticipated timing of a potential liquidity event, the estimated volatility, the discount rate, the discount for lack of marketability and the probability that we are able to complete an initial public offering of our common stock were the key assumptions used in the determination of the common stock value per share. These assumptions are as set forth below for each of our valuation dates since December 31, 2005:

	Dec. 31, 2005	June 30, 2006	Nov. 30, 2006	Jan. 15, 2007	Mar. 25, 2007
Common Stock Value Per Share	$1.04 (1)	$2.00	$4.04	$7.68	$10.72
Time to Liquidity (in years)	N/A	1.4	1.0	0.5	0.25
Volatility	N/A	65%	60%	55%	55%
DCF Discount Rate	18-20%	30%	25%	20%	16%
Marketability Discount Rate	30%	25%	15%	5%	0%
Probability of an IPO	N/A	15%	25%	75%	90%

(1)	For options granted in February and April 2006, our board of directors determined the fair value of our common stock to be $1.32 per share.

As can be seen in the table above, the increase in the valuation of our common stock from December 2005 to January 2007 can be attributed to declines in the anticipated time to liquidity, the volatility rate, the discount rate and the marketability discount rate and an increase in the probability that we would be able to complete an initial public offering of our common stock. The most significant driver of the increase in the fair value of our common stock from the stock option grants we made on January 3 and 4, 2007 to the grants we made on April 24, 2007 was the increase in the probability that we would be able to complete an initial public offering of our common stock. The probability of an IPO increased significantly as our 2006 financial statement audit neared completion and as we filed our initial registration statement and subsequent amendments on Form S-1 in 2007.

During 2006, we granted options to employees to purchase a total of 4,669,884 shares of common stock at exercise prices ranging from $1.32 to $2.00 per share. Through the date of our IPO, June 6, 2007, we granted 4,724,345 shares of common stock at exercise prices ranging from $4.04 to $13.00.

Based upon an assumed public offering price of $23.97 per share, which was the last sale price of our common stock as reported by the Nasdaq Global Market on October 11, 2007, the aggregate intrinsic value of outstanding options vested and expected to vest as of June 30, 2007 was $210 million, of which $67 million related to vested options and $143 million related to options expected to vest.

	As of June 30, 2007	Weighted Average Price	Offering Price	Excess of Offering Price	Aggregate Intrinsic Value
			(Unaudited)
	(In thousands)				(In thousands)
Vested	3,048	$2.00	$23.97	$21.97	$66,965
Expected to vest	8,273	6.69	23.97	17.28	142,957

Total vested & expected to vest	11,321	$5.43	23.97	18.54	$209,922

Not expected to vest	313
	11,634

On January 1, 2006, we adopted the provisions of the Financial Accounting Standards Board, or FASB, SFAS 123(R), “Share-Based Payments,” or SFAS 123(R). Under SFAS 123(R), stock-based compensation costs for employees is measured at the grant date, based on the estimated fair value of the award at that date, and is recognized as expense over the employee’s requisite service period, which is generally over the vesting period, on a straight-line basis. We adopted the provisions of SFAS 123(R) using the prospective transition method. Under this transition method, non-vested option awards outstanding at January 1, 2006, continue to be accounted for under the minimum value method as stipulated by SFAS 123(R). All awards granted, modified or settled after the date of adoption are accounted for using the measurement, recognition and attribution provisions of SFAS 123(R).

We make a number of estimates and assumptions related to SFAS 123(R), including forfeiture rate, expected life and volatility. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as an adjustment in the period estimates are revised. We utilized our historical data as an estimate of expected forfeiture rate and recognized compensation costs only for those equity awards expected to vest. The effect of adjusting the forfeiture rate for all expense amortization is recognized in the period the forfeiture estimate is changed. Actual results may differ substantially from these estimates. In valuing share-based awards under SFAS 123(R), significant judgment is required in determining the expected volatility of our common stock and the expected term individuals will hold their share-based awards prior to exercising. The expected term of options granted represents the period of time that options granted are expected to be outstanding, which incorporates the contractual terms, grant vesting schedules and terms and expected employee and director behaviors. Expected term was calculated based on historical information through the first quarter of 2007. For the quarter ended June 30, 2007, we have elected to use the simplified method to estimate the expected term as permitted by SEC Staff Accounting Bulletin No. 107 “Share-Based Payment,” due to increased liquidity of the underlying options in the post IPO era as compared to our pre-IPO grants. Expected volatility of the stock is based on our peer group in the industry in which we conduct business because we do not have sufficient historical volatility data for our own stock. In the future, as we gain historical data for volatility in our own stock and more data on the actual term employees hold our options, expected volatility and expected term may change, which could substantially change the grant-date fair value of future awards of stock options and ultimately of the expense that we record.

The following table summarizes the effects of stock-based compensation related to employees, non-recourse notes and non-employees on our consolidated balance sheets and statements of operations for 2004, 2005, 2006, and the six months ended June 30, 2006 and 2007:

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Stock-based compensation effects in inventory
Beginning balance	$—	$—	$—	$—	$81
Stock-based compensation expense added to inventory	—	—	112	23	2,463
Stock-based compensation expenses recognized as cost of revenue	—	—	(2)	—	(7)
Stock-based compensation expense released from inventory to deferred inventory costs	—	—	(28)	(2)	(108)

Closing balance	$—	$—	$82	$21	$2,429

Stock-based compensation effects in deferred inventory cost
Beginning balance	$—	$—	$—	$—	$23
Stock-based compensation expense added from inventory	—	—	28	2	108
Stock based compensation expense recognized as cost of revenue	—	—	(5)	—	(33)

Closing balance	$—	$—	$23	$2	$98

Stock-based compensation effects in loss before income taxes
Cost of revenue	$—	$—	$39	$4	$111
Research and development	—	36	409	58	1,323
Sales and marketing	180	99	199	28	433
General and administration	34	7	338	40	903

	214	142	985	130	2,770
Cost of revenue—amortization from balance sheet*	—	—	7	—	40

Total stock-based compensation expense	$214	$142	$992	$130	$2,810

*	Stock-based compensation expense deferred to inventory and deferred inventory costs in prior periods and recognized in the current period.

For 2006, the total compensation cost related to stock-based awards granted under SFAS 123(R) to employees and directors but not yet amortized was approximately $5.2 million, net of estimated forfeitures of $0.4 million. These costs will be amortized on a straight-line basis over a weighted-average period of approximately 1.1 years. Amortization for 2006 was approximately $0.9 million, net of estimated forfeitures.

At June 30, 2007, the total compensation cost related to stock-based awards granted under SFAS 123(R) to employees and directors but not yet amortized was approximately $37.9 million, net of estimated forfeitures of $3.3 million. Amortization for the six months ended June 30, 2006 and 2007 was approximately $0.2 million and $2.1 million, respectively, net of estimated forfeitures.

Concurrent with our IPO in June 2007, we established the 2007 Employee Stock Purchase Plan, or ESPP. The ESPP provides for consecutive six-month offering periods, except for the first such offering period which commenced on June 7, 2007 and will end on the first trading day on or after February 15, 2008. The Black-Scholes option pricing model is used to estimate the fair value of rights to acquire stock granted under the ESPP.

The weighted average estimated values of employee and director stock option grants and rights granted under the ESPP, as well as the weighted average assumptions used in calculating these values during 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007, were based on estimates at the date of grant as follows:

Employee and Director Stock Options	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Volatility	0%	0%	72% - 83%	77% - 83%	62% - 84%
Risk-free interest rate	3.00%	4.05%	4.57% - 5.08%	4.81% - 5.08%	4.50% - 4.94%
Weighted-average expected life	4 years	4 years	4.2 - 5.4 years	4.2 - 5.4 years	4.3 - 6.3 years
Weighted-average fair value of common stock	$0.15	$0.15	$0.81 - $1.35	$0.80 - $0.92	$2.12 - $9.74

Employee Stock Purchase Plan	Six Months Ended June 30, 2007
(Unaudited)
Volatility	49%
Risk-free interest rate	4.97%
Expected life	0.7 years
Estimated fair value	$4.17

We account for stock options granted to non-employees in accordance with Emerging Issues Task Force, or (EITF) No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services” or EITF No. 96-18, and related interpretations. We grant stock options to certain consultants and advisory board members for a fixed number of shares with an exercise price equal to the fair value of our common stock at the date of grant. Under EITF No. 96-18, compensation expense on non-employee stock options is calculated using the Black-Scholes option-pricing model and is recorded using the straight-line method over the vesting period, which approximates the service period.

Freestanding Preferred Stock Warrants

On June 29, 2005, the FASB issued Financial Accounting Standards Board Staff Position (FSP) No. 150-5, “Issuers Accounting under Statement No. 150 for Freestanding Warrants and Other similar Instruments on Shares that are Redeemable” (FSP 150-5). This Staff Position affirms that such warrants are subject to the requirements in Statement 150, regardless of the timing of the redemption feature or the redemption price. Therefore, under Statement 150, the freestanding warrants that are related to our convertible preferred stock and common stock are liabilities that should be recorded at fair value. We previously accounted for freestanding warrants for the purchase of our convertible preferred stock and common stock under EITF Issue No. 96-18.

Effective July 1, 2005, we adopted FSP 150-5 and reclassified the fair value of the warrants from equity to liability and recorded a cumulative effect charge of approximately $1.1 million income. In addition, we recorded additional charges of approximately $0.2 million to reflect the increase in fair value between July 1, 2005 and December 31, 2005. In 2006, we recorded approximately $2.4 million of charges in other loss, to reflect the increase in fair value between January 1, 2006 and December 31, 2006.

We estimated the fair value of these warrants using the Black-Scholes model for change of control scenario and the Lattice model for a successful initial public offering scenario. We then used a probability weighted average of per-share values under the different scenarios to determine the fair value of these warrants at the respective balance sheet dates. Both models require the input of highly subjective assumptions and a change in our assumptions could materially affect the fair value estimates.

In the six months ended June 30, 2007 (through the completion of our IPO on June 6, 2007), we recorded $19.8 million of expense reflected in other gain (loss), net to reflect the increase in fair value during the period. Upon the closing of our IPO in June 2007, the warrants to purchase shares of our convertible preferred stock became warrants to purchase shares of our common stock and, as a result, are no longer subject to FSP 150-5. The then-current aggregate fair value of these warrants of $25.2 million was reclassified from current liabilities to additional paid-in capital, a component of stockholders’ equity (deficit), and we are longer required to record any further periodic fair value adjustments.

The following table presents the pro forma effect of the adoption of FSP 150-5 on our results of operations for 2004 and 2005, if applied retroactively, assuming FSP 150-5 had been adopted in those years:

	December 31,
	2004	2005
	(In thousands, except per share data)
Net loss, as reported	$(66,480)	$(64,826)
Add: Cumulative effect of change in accounting principle included in net loss	—	1,137
Change in fair value of warrants	1,029	(229)

Pro forma net loss	$(65,451)	$(66,192)

Pro forma loss per common share, basic and diluted	$(17.67)	$(14.37)

Shares used in computing basic and diluted net loss per common share	3,705	4,605

Inventories

Inventories consist of hardware, work-in-process and related component parts and are stated at standard cost adjusted to approximate the lower of actual cost (first-in, first-out method) or market. Market value is based upon an estimated average selling price reduced by the estimated cost of disposal. The determination of market value involves numerous judgments including estimated average selling prices based upon recent sales volumes, industry trends, existing customer orders, current contract price, future demand and pricing for our products and technological obsolescence of our products.

Inventory that is obsolete or in excess of our forecasted demand or is anticipated to be sold at a loss is written down to its estimated net realizable value based on historical usage and expected demand. We recorded total inventory write-downs for LCM adjustments in 2004, 2005, and 2006 of $1.6 million, $9.7 million, and $21.7 million, respectively, and in the six months ended June 30, 2006 and 2007 of $8.0 million and $3.3 million, respectively. These adjustments related to our inventory and firm purchase commitments with suppliers and included the impact of expected losses on common equipment. In addition, we recorded inventory write-downs for excess and obsolete inventory in 2004, 2005 and 2006 of $2.2 million, $(0.7) million and $1.7 million, respectively, and in the six months ended June 30, 2006 and 2007 of $1.4 million and $2.5 million, respectively. These write-downs for excess and obsolete inventory were reflected as cost of product and cost of ratable product and related support and services.

In valuing our deferred inventory costs, we considered the valuation of inventory using the guidance of Accounting Research Bulletin 43, “Restatement and Revision of Accounting Research Bulletins,” or ARB 43. In particular, we considered ARB 43, Chapter 4, Statement 5 and whether the utility of the products delivered or expected to be delivered at less than cost, primarily comprised of common equipment, had declined. We concluded that, in the instances where the utility of the products delivered or expected to be delivered were less than cost, it was appropriate to value the deferred inventory costs and inventory costs at cost or market, whichever is lower, thereby recognizing the cost of the reduction in utility in the period in which the reduction occurred or can be reasonably estimated. We have, therefore, recorded inventory write-downs as necessary in each period in order to reflect common equipment inventory at the lower of cost or market. In addition, we considered the guidance provided in ARB 43, Chapter 4, Statement 10 relating to losses on firm purchase commitments related to inventory items. Given that the expected selling price of common equipment in the future remains below cost, we have also recorded losses on these firm purchase commitments in the period in which the commitment is made. When the inventory parts related to these firm purchase commitments are received, that inventory is recorded at the purchase price less the accrual for the loss on the purchase commitment.

If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Warranty Reserve

Upon delivery of our products, our warranty reserve provides for the estimated cost to repair or replace products or the related components that may be returned under warranty. In general, our hardware warranty periods range from 2 to 5 years. Hardware product warranties provide the customer with protection in the event that the product does not perform to product specifications. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.

Results of Operations

Revenue

The following table presents our revenue by type, geography and sales channel for 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007:

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands)
Total revenue	$599	$4,127	$58,236	$6,707	$107,608
Total revenue by type
Ratable product and related support and services	$—	$4,127	$52,978	$6,707	$100,358
Product	599	—	5,258	—	7,250
% Revenue by type
Ratable product and related support and services	0%	100%	91%	100%	93%
Product	100%	0%	9%	0%	7%
Total revenue by geography
Domestic	$—	$2,660	$49,901	$5,499	$87,235
International	599	1,467	8,335	1,208	20,373
% Revenue by geography
Domestic	0%	64%	86%	82%	81%
International	100%	36%	14%	18%	19%
Total revenue by sales channel
Direct	$—	$3,488	$57,304	$6,577	$104,998
Indirect	599	639	932	130	2,610
% Revenue by sales channel
Direct	0%	85%	98%	98%	98%
Indirect	100%	15%	2%	2%	2%

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2007.    Total ratable revenue increased from $6.7 million in the six months ended June 30, 2006 to $100.4 million in the corresponding period in 2007. The increase reflected an increase in invoiced shipments of bundled products from $33.5 million in the six months ended June 30, 2006 to $128.4 million in the corresponding period in 2007. The increase in invoiced shipments of bundled products was due to increased purchases of our DTN System by existing customers and the addition of new customers. We added 21 new customers between June 2006 and June 2007 for a total of 31 customers as of June 30, 2007. In addition, in the six months ended June 30, 2006, we recognized $5.1 million of deferred revenue from prior periods and $1.6 million from invoiced shipments of bundled products in the period. In the six months ended June 2007, we recognized $85.0 million of ratable revenue from prior periods and $15.4 million from current period invoiced shipments of bundled products. This increase also reflects shorter ratable revenue recognition periods which have decreased from 3.7 years in the second quarter of 2006 to 1.2 years in the same quarter of 2007.

In the six months ended June 30, 2007, we recorded $7.2 million of product revenue, consisting of $5.3 million related to the sale of 10 Gbps cards not for use in our DTN System and $1.9 million related to product sales to customers that did not require support services.

2005 Compared to 2006.    Total ratable revenue increased from $4.1 million in 2005 to $53.0 million in 2006. This increase reflected an increase in invoiced shipments of bundled products from $27.3 million in 2005 to $140.7 million in 2006 and the shortening of the ratable revenue recognition period from an average period of 3.7 years in the third quarter of 2006 to 1.3 years in the fourth quarter of 2006. The increase in invoiced shipments of bundled products was due to increased purchases of our DTN System by existing customers and the addition of customers in the United States and Europe.

Although our international revenue grew on an absolute basis from 2005 to 2006, international revenue as a percentage of total revenue declined by 61% from 2005 to 2006 primarily due to a significant increase in revenue from an existing U.S. customer and the addition of a number of new U.S. customers during 2006.

In 2006, we recorded $5.3 million of product revenue related to the sale of 10 Gbps cards not for use in our DTN System. We do not expect to generate significant revenues from the sale of these products in the foreseeable future.

2004 Compared to 2005.    Total revenue increased from $0.6 million in 2004 to $4.1 million in 2005. This increase was primarily due to the fact that we signed a master purchase agreement with Level 3 in April 2005 and commenced shipments of our DTN System to Level 3 shortly thereafter. In addition, we signed a number of contracts with other customers in the United States and Europe. Revenue in 2004 consisted of one product sale of evaluation equipment to a customer in Asia Pacific. The product was sold without warranty or support services and revenue was recognized upon shipment.

Cost of Revenue and Gross Margin

The following table presents our revenue, cost of revenue by revenue source, gross profit (loss) and gross margin for 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007:

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands)
Total revenue	$599	$4,127	$58,236	$6,707	$107,608
Cost of ratable product and related support and services	—	17,759	48,072	9,973	72,372
Lower of cost or market adjustment	1,587	9,696	21,693	7,982	3,286
Cost of product	5,653	—	1,660	—	3,851

Gross profit (loss)	$(6,641)	$(23,328)	$(13,189)	$(11,248)	$28,099

Gross margin	N/M%(1)	-565%	-23%	-168%	26%

(1)	N/M = Not Meaningful.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2007.    Gross margins improved from the six months ended June 30, 2006 to the corresponding period in 2007 due primarily to the impact of the recognition of $26.3 million of deferred gross margin related to invoiced shipments in prior periods. In addition there was significant improvement in gross margins on current period invoiced shipments reflecting improved pricing and cost structures. Although we continued to sell common equipment at low or negative margins, we experienced a reduction of $4.7 million in LCM adjustments in the current period compared to the corresponding period in 2006, primarily due to changes in the bill of materials on a number of common equipment components and a continued decline in component pricing. These improvements were offset by an increase to our warranty expense of $6.7 million reflecting increased shipment volumes and an increase in the expected cost of replacing defective units due to a reduction in the expected volume of repaired units available to satisfy customer warranty claims.

2005 Compared to 2006.    Gross margins improved from 2005 to 2006 due to increased ratable revenue, increased ASPs and improved product mix as customers purchased higher margin products to increase their network capacity. In addition, in 2006 we experienced reduced per unit manufacturing costs primarily due to improved yields and increased production volume, offset by an increase in LCM adjustments of $12.0 million and charges for excess and obsolete inventory of $2.3 million. Gross margins in 2005 were impacted primarily by negative manufacturing variances, comprised of lower yields and lower fixed cost absorption, due to low volume production. To the extent our production volume increases, we expect continued improvement in manufacturing and materials costs per unit.

2004 Compared to 2005.    Cost of product revenue in 2004 is comprised of the cost of one evaluation equipment sale, excess and obsolete inventory, inventory reserves and manufacturing costs associated with the ramp up of production. Cost of ratable revenue in 2005 consisted of the amortization of deferred inventory costs and period costs including inventory reserves, LCM adjustments and increased costs related to the roll-out of our service organization. During 2005, we sold inventory that was previously reserved that resulted in a $1.3 million reduction in cost of revenue, gross loss, loss from operations and net loss for 2005.

Research and Development Expenses

The following table presents our research and development expenses in absolute dollars and as a percent of total revenue for 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007:

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands)
Research and development expenses	$46,306	$24,986	$38,967	$13,718	$30,137
Percent of total revenue(1)	N/M%	605%	67%	205%	28%

(1)	Research and development expenses as a percent of total revenue is not a meaningful trend indicator because our revenue recognition policy requires the deferral of revenues over future periods.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2007.    Research and development expenses increased from the six months ended June 30, 2006 to the corresponding period in 2007 due primarily to $4.4 million of expense related to software development services that we purchased from a third party to enable a supplier’s product to operate in a regional bell operating company infrastructure, a $4.3 million increase in personnel and engineering development related costs due to two asset acquisitions completed in the second half of 2006, $3.2 million in incremental headcount expenses, and $2.0 million in increased prototype and non-recurring engineering spending. In addition, the increase resulted from a $1.3 million increase in stock-based compensation expense.

2005 Compared to 2006.    Research and development expenses increased from 2005 to 2006 due primarily to increased personnel-related costs of $7.3 million. In addition, during 2006 we wrote off $4.5 million of in-process research and development expenses related to an asset acquisition we completed in 2006 because technological feasibility had not been established and no alternative future uses existed.

2004 Compared to 2005.    Research and development expenses decreased from 2004 to 2005 because we commenced shipment of products in 2005 and all production related costs were allocated to cost of sales. In addition, spending on prototypes and scrap decreased by $9.0 million from 2004 to 2005.

Sales and Marketing Expenses

The following table presents our sales and marketing expenses in absolute dollars and as a percent of total revenue for 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007:

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands)
Sales and marketing expenses	$8,294	$11,053	$20,682	$6,863	$14,037
Percent of total revenue(1)	N/M%	268%	36%	102%	13%

(1)	Sales and marketing expenses as a percent of total revenue is not a meaningful trend indicator because our revenue recognition policy requires the deferral of revenues over future periods.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2007.    Sales and marketing expenses increased from the six months ended June 30, 2006 to the corresponding period in 2007 due primarily to an increase of $3.5 million in headcount related expenses, including salaries and commission, and $1.4 million of expenses related to demonstration units and expenses used in potential customer lab trials and trade shows. In addition, there was a $0.4 million increase in stock-based compensation expense.

2005 Compared to 2006.    Sales and marketing expenses increased from 2005 to 2006 due primarily to an increase in commission expense of $7.5 million, reflecting significant increases in revenue and invoiced shipments and increased personnel-related costs in 2006. Other compensation expenses increased by $1.8 million in 2006 due to an increase in the number of sales and marketing employees. Our headcount growth reflected the expansion of our sales team in the United States and internationally.

2004 Compared to 2005.    Sales and marketing expenses increased from 2004 to 2005 due primarily to increased personnel-related costs of $2.0 million. In addition, equipment expenses decreased due to fewer pre-sale evaluation units.

General and Administrative Expenses

The following table presents our general and administrative expenses in absolute dollars and as a percent of total revenue for 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007:

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands)
General and administrative expenses	$2,888	$4,328	$12,650	$3,664	$10,863
Percent of total revenue(1)	482%	105%	22%	55%	10%

(1)	General and administrative expenses as a percent of total revenue is not a meaningful trend indicator because our revenue recognition policy requires the deferral of revenues over future periods.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2007.    General and administrative expenses increased from the six months ended June 30, 2006 to the corresponding period in 2007 due primarily to increased personnel expenses of $3.7 million and $2.3 million of outside legal, consulting and audit expenses, reflecting increased investments in these areas in anticipation of becoming a public company. In addition, there was a $0.9 million increase in stock-based compensation expense.

2005 Compared to 2006.    General and administrative expenses increased from 2005 to 2006 due primarily to increased legal and accounting fees related to our preparations to become a public company of $3.2 million, increased professional services and information technology consulting fees of $3.0 million and increased personnel-related costs of $2.1 million.

2004 Compared to 2005.    General and administrative expenses increased from 2004 to 2005 due primarily to an increase in personnel-related costs of $1.0 million and professional services fees of $0.7 million.

Other Income (Expense), Net

The following table presents our interest income, interest expense and other loss, net for 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007:

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands)
Interest income	$1,166	$686	$2,100	$795	$914
Interest expense	(1,949)	(2,768)	(4,852)	(2,389)	(2,182)
Other gain (loss), net	(1,568)	(174)	(1,567)	728	(17,515)

Total other income (expense), net	$(2,351)	$(2,256)	$(4,319)	$(866)	$(18,783)

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2007.    Other gain (loss), net primarily consisted of a $19.8 million charge related to the revaluation of preferred stock warrant liabilities at fair market value. Subsequent to the IPO and the associated conversion of our outstanding convertible preferred stock to common stock, the warrants were reclassified to common stock and additional paid-in-capital and are no longer subject to remeasurement. This loss was partially offset by $0.1 million related to the sale of certain state R&D tax credits, $0.1 million related to a subletting transaction, and a $2.0 million gain related to the sale of assets acquired during the period under an asset purchase agreement as described in Note 4 of Notes to Consolidated Financial Statements.

2005 Compared to 2006.    Interest income increased from 2005 to 2006 due to higher invested balances resulting from funds raised in our Series G convertible preferred stock financing. The increase in interest expense from 2005 to 2006 was due to increased borrowings required to support our continued growth. Other loss, net increased from 2005 to 2006 primarily due to charges related to the revaluation of preferred stock warrant liabilities at fair market value of $2.1 million, offset by a $0.5 million gain from foreign currency exchange translation.

2004 Compared to 2005.    Interest expense increased from 2004 to 2005 due to the utilization of new credit facilities to support our continued growth. Interest income decreased due to lower invested balances as we continued to utilize cash. In 2004, other loss, net included a $1.5 million charge related to redemption of certain of our Series D convertible preferred stock. In 2005, other loss, net primarily consisted of $0.2 million charge related to the revaluation of preferred stock warrant liabilities at fair market value.

Provision for Income Taxes

Since inception, we have incurred operating losses and, accordingly, have not recorded a provision for income taxes for any of the periods presented other than foreign provisions for income tax. As of December 31, 2006, we had net operating loss carry-forwards for federal and state income tax purposes of $205.7 million and $193.6 million, respectively. At June 30, 2007, we had net operating loss carry-forwards for federal and state income tax purposes of $216.0 million and $204.1 million, respectively. As of December 31, 2006 and June 30, 2007, we also had federal research and development tax credit carry-forwards of approximately $5.6 million and $6.9 million, respectively, and state research and development tax credit carry-forwards of approximately $3.7 million and $4.4 million, respectively. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. If not utilized, the federal and state net operating loss and tax credit carry-forwards will begin to expire in 2021 and 2013 for federal and state tax purposes, respectively. Utilization of these net operating losses and credit carry-forwards may be subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, that are applicable if we have experienced an “ownership change” in the past, or if an ownership change occurs in the future, for example, as a result of this offering aggregated with certain other sales of our stock before or after this offering.

We adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), at the beginning of 2007. At the adoption date of January 1, 2007, the cumulative unrecognized tax benefit was $6.4 million which was netted against deferred tax assets with a full valuation allowance or other fully reserved amounts, and if recognized there would be no effect on the Company’s effective tax rate. Upon adoption of FIN 48, we recognized no adjustment in the liability for unrecognized income tax benefits.

At June 30, 2007, the cumulative unrecognized tax benefit was $5.3 million that was substantially netted against deferred tax assets with a full valuation allowance. Included in the $5.3 million of cumulative unrecognized tax benefit, approximately $21,000 impacted our effective tax rate in the current quarter. At June 30, 2007, we had no liability for unrecognized tax benefits nor any accrued interest and penalties related to uncertain tax positions. Tax returns for all years after 2002 are subject to future examination by the major taxing jurisdictions to which we are subject.

We are currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2003 through 2006. Infinera Corporation and our subsidiaries’ state income tax returns are open to audit under the statute of limitations for the years ended December 31, 2002 through 2006.

For FIN 48 purposes, we recognize interest and penalties related to uncertain tax positions as part of its provision for federal, state and foreign income taxes.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the ten quarters ended June 30, 2007. The data has been prepared on the same basis as the audited consolidated financial statements and related notes included in this prospectus and you should read the following table in conjunction with such financial statements. The table includes all necessary adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Three Months Ended (Unaudited)
	2005				2006				2007
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30
	(In thousands, except per share data)
Revenue:
Ratable product and related support and services	$421	$603	$1,126	$1,977	$2,653	$4,054	$6,118	$40,153	$45,947	$54,411
Product	—	—	—	—	—	—	1,578	3,680	3,245	4,005

Total revenue	421	603	1,126	1,977	2,653	4,054	7,696	43,833	49,192	58,416
Cost of revenue:
Cost of ratable product and related support and services	2,276	7,032	5,092	3,359	5,485	4,488	7,967	30,132	34,843	37,529
Lower of cost or market adjustment	104	1,438	3,604	4,550	4,325	3,657	4,172	9,539	1,067	2,219
Cost of product	—	—	—	—	—	—	311	1,349	1,363	2,488

Total cost of revenue	2,380	8,470	8,696	7,909	9,810	8,145	12,450	41,020	37,273	42,236

Gross margin (loss)	(1,959)	(7,867)	(7,570)	(5,932)	(7,157)	(4,091)	(4,754)	2,813	11,919	16,180
Operating expenses	10,265	9,393	9,682	11,027	10,525	13,720	22,927	25,183	29,288	25,875

Loss from operations	(12,224)	(17,260)	(17,252)	(16,959)	(17,682)	(17,811)	(27,681)	(22,370)	(17,369)	(9,695)
Other income (expense), net	(141)	(413)	(611)	(1,091)	(496)	(370)	(892)	(2,561)	(2,415)	(16,368)

Loss before provision for income taxes and cumulative effect of change in accounting principle	(12,365)	(17,673)	(17,863)	(18,050)	(18,178)	(18,181)	(28,573)	(24,931)	(19,784)	(26,063)
Provision for income taxes	—	—	—	12	15	15	23	19	29	33

Loss before cumulative effect of change in accounting principle	(12,365)	(17,673)	(17,863)	(18,062)	(18,193)	(18,196)	(28,596)	(24,950)	(19,813)	(26,096)

Cumulative effect of change in accounting principle	—	—	(1,137)	—	—	—	—	—	—	—

Net loss	$(12,365)	$(17,673)	$(16,726)	$(18,062)	$(18,193)	$(18,196)	$(28,596)	$(24,950)	$(19,813)	$(26,096)

Net loss per common share, basic and diluted	$(2.84)	$(3.90)	$(3.59)	$(3.71)	$(3.63)	$(3.23)	$(4.42)	$(3.55)	$(2.62)	$(1.10)

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

Commencing with the first shipment of our DTN System in the fourth quarter of 2004, revenue has increased sequentially in each of the quarters presented due to increases in the number of products sold to new and existing customers and the shortening of our ratable revenue recognition period to 1.3 years in the fourth quarter of 2006. In the fourth quarter of 2006, we amended several of our significant sales contracts to shorten our contractual software warranty period. This shortening of the ratable revenue recognition period was responsible for $28.2 million of the $36.1 million increase in revenue and $20.0 million of the $28.6 million increase in cost of revenue from the third quarter of 2006 to the fourth quarter of 2006. The remainder of the increase in revenue of $7.9 million and cost of revenue of $8.6 million reflects the impact of increased levels of invoiced shipments throughout 2006.

Revenue increased sequentially by $9.2 million in the second quarter of 2007 reflecting the amortization of deferred revenue from prior periods of $46.9 million and $7.5 million from current period invoiced shipments of bundled products. As of June 30, 2007, deferred revenue was $139.0 million, of which $54.7 million, $40.3 million, $24.2 million and $19.6 million will be recognized in the third and fourth quarters of 2007, the first quarter of 2008 and future periods, respectively.

Operating expenses fluctuated from quarter-to-quarter and increased significantly in the third quarter of 2006 due to increased research and development expenses related to two asset acquisitions completed in 2006. In addition, sales commission expense increased in the second half of 2006 due to significant increases in our invoiced shipments. We also invested heavily in finance, information systems and legal resources in 2006 as we prepared to become a public company. Operating expenses increased by $4.1 million in the first quarter of 2007 primarily due to software development services that we purchase from a third party and additional general and administrative expenses.

In the third quarter of 2005, we adopted FSP 150-5, which requires us to classify the warrants to purchase our convertible preferred stock and common stock as liabilities and to adjust the warrant instruments to fair value at each reporting period. We recorded a $1.1 million cumulative effect for adoption as of July 1, 2005, reflecting the fair value of the warrants as of that date, and $(29,000), $(0.2) million, $0.1 million, $(0.4) million, $(0.7) million and $(1.4) million of additional expense that was recorded in other income (expense), net in the quarters ended September 30, 2005, December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006, respectively, to reflect the increase in the fair value of the warrants.

Upon the closing of our IPO in June 2007, warrants to purchase shares of our convertible preferred stock became warrants to purchase shares of our common stock and, as a result, are no longer subject to FSP 150-5. In the six months ended June 30, 2007 (through the completion of our IPO), we recorded $19.8 million of expense reflected in other gain (loss), net to reflect the increase in fair value during the period.

Liquidity and Capital Resources

	As of December 31,			As of June 30,
	2004	2005	2006	2007
				(Unaudited)
	(In thousands)
Working capital	$37,665	$29,579	$2,218	$172,258
Cash and cash equivalents	5,031	36,013	28,884	197,419

	For the Years Ended December 31,			For the Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands)
Cash provided by (used in) operating activities	$(62,222)	$(56,449)	$(67,775)	$(33,912)	$6,208
Cash provided by (used in) investing activities	9,283	29,451	(18,069)	(2,385)	(6,186)
Cash provided by financing activities	51,608	58,059	78,780	57,889	168,463

Cash and cash equivalents consist of highly liquid investments in time deposits held at major banks, commercial paper, U.S. government agency discount notes, money market mutual funds and other money market securities with original maturities of 90 days or less.

Prior to our IPO in June 2007, we had financed our operations primarily through private sales of equity and from borrowings under credit facilities and more recently from cash collections on the sales of our DTN System. In June 2007, we completed our IPO and raised net proceeds of $190.2 million.

Operating Activities

We experienced positive cash flows from operations of $6.2 million in the six months ended June 2007. We generated a net loss for the period of $45.9 million, and we had non-cash charges of $25.6 million consisting primarily of warrant expense of $19.8 million and depreciation of $4.4 million. In addition, the net loss reflects the continued non-cash deferral of positive gross margin from invoiced shipments of bundled products of $20.5 million. We experienced improved collection activities in the period offset by reductions in accounts payable terms. We also continued to invest in the development of our DTN System and in the expansion of our sales and marketing presence in the United States and internationally. We experienced negative cash flows from operations of $33.9 million in the first six months of 2006. This reflected a net loss of $36.4 million with a non-cash deferral of gross margin on invoiced shipments of bundled products of $8.4 million. Other non-cash charges included $3.5 million of depreciation. Inventory and accounts receivables continued to increase in the period as we continued to grow the business driving higher working capital requirements.

We experienced negative cash flows from operating activities of $67.8 million in 2006. We generated a net loss for the period of $89.9 million, and we had non-cash charges of $15.8 million consisting primarily of $7.0 million of depreciation, $4.5 million in-process research and development related to our acquisition of certain assets of Little Optics, Inc., $2.4 million related to revaluation of convertible preferred stock and common stock warrant liabilities and $1.1 million of stock-based compensation expense related to employees. The net loss also reflects the non-cash deferral of $87.8 million of deferred revenue and $50.6 million of deferred inventory cost to the balance sheet in the period. We funded increased working capital requirements of $27.4 million due to significant growth of the business. The decrease in working capital of $27.4 million from 2005 to 2006 was primarily due to an increase in short-term deferred revenue of $94.4 million compared to the increase in short-term deferred inventory costs of $57.8 million, reflecting the deferral of positive gross margin from invoiced shipments of bundled products. We expect this trend to continue as we continue to increase invoiced shipments of bundled products, which may cause our working capital balance to be negative. Our continued investment in the development of our DTN System and the expansion of our sales and marketing presence in the United States and internationally also negatively impacted our cash flow from operations.

Cash used in operating activities amounted to $56.4 million in 2005, primarily due to the generation of a net loss of $64.8 million. Results from operations in 2005 were negatively impacted by lower sales volumes, unfavorable manufacturing variances and the need to record charges for excess and obsolescent inventory. Deferred revenue increased by $22.8 million compared to an increase in deferred cost of inventory of $16.7 million. We commenced product shipments in November 2004 and inventory levels increased in 2005 by $16.5 million to support customer requirements. This increase was offset by increases in accounts payable of $7.8 million.

Cash used in operating activities in 2004 was $62.2 million, primarily due to the generation of a loss of $66.5 million in the period. The loss primarily reflected a significant investment in research and development of $46.3 million, increased sales and marketing expenses of $8.3 million and an increase in manufacturing costs in preparation for full product release in 2005. We were a development stage company for most of 2004 and the majority of our cash used in operating activities in 2004, $46.3 million reflected investment in research and development to develop our DTN System.

Investing Activities

Cash used in investing activities was $6.2 million in the six months ended June 30, 2007, consisting of $8.7 million for the purchase of property, plant and equipment, partially offset by $2.5 million of proceeds from the subsequent sale of some of the purchased assets. Cash used in investing activities in the first six months of 2006 was $2.4 million and consisted of $4.9 million for the purchase of property, plant and equipment partially offset by $1.5 million of proceeds from the sale of acquired assets and $1.1 million of proceeds from the sale of short-term investments.

Cash used in investing activities was $18.1 million in 2006, $15.3 million for the purchase of property and equipment related to the expansion of our manufacturing operations and $4.7 million related to our acquisition of certain assets of Little Optics Inc., a research and development company, partially offset by the sale of surplus assets acquired as part of a previous acquisition that generated $1.5 million.

We generated net cash from investing activities in 2005 of $29.5 million. $34.0 million was generated from the net sale of short-term investments, offset by $4.0 million from purchases of property and equipment and $0.7 million from the acquisition of certain assets from Big Bear Networks, Inc.

In 2004, net cash provided by investing activities was $9.3 million, primarily due to net proceeds of $13.0 million from the sale of short-term investments, offset by purchases of property and equipment of $3.3 million.

Financing Activities

Net proceeds from financing activities in the six months ended June 2007 were $168.5 million. We completed our IPO in June 2007 and generated net proceeds of $190.2 million. We used $30.9 million, of which $29.3 million was from the IPO proceeds, to pay off the majority of our outstanding debt, including $7.1 million which we had borrowed under an existing facility in the first quarter of 2007. In addition, we received $2.0 million from employee stock options exercised in the period. Cash from financing activities amounted to $57.9 million in the six months ended June 30, 2006. The primary sources of these funds were the issuance of convertible preferred stock of $52.6 million and a net increase in bank borrowings of $2.6 million.

Our financing activities provided cash of $78.8 million in 2006. The primary source of these funds was the issuance of Series G convertible preferred stock. In 2006, we sold an aggregate of 14.1 million shares of our Series G convertible preferred stock for a net amount of $74.1 million to various investors. The purchase price for these shares of Series G convertible preferred stock was $5.40 per share, with the exception of a board member’s purchase of 67,934 shares in October 2006 at $7.36 per share. We also received $4.4 million from employee stock options exercised during 2006.

Our financing activities provided cash of $58.1 million in 2005. $42.6 million was raised from the issuance of convertible preferred stock. In addition, we borrowed a net amount of $14.4 million under new and existing credit facilities.

Our financing activities provided cash of $51.6 million in 2004. $55.1 million was generated from the issuance of convertible preferred stock, proceeds from loans amounted to $7.1 million and we raised $0.7 million from the sale of common stock, offset by $11.4 million for principal payments on our outstanding loan obligations.

Credit Facilities

Following the close of our IPO in June 2007, we repaid $30.9 million of our borrowings. In September 2007, we repaid $4.5 million of debt which we had assumed as part of an acquisition of assets.

We entered into a borrowing arrangement in December 2004 with our primary financial institution, Silicon Valley Bank, which provides for two related facilities, an operating line of credit and a revolving line of credit. The operating line of credit allows us to borrow against our accounts receivables. The revolving line of credit allows for borrowing subject to our maintaining certain minimum cash balances. These facilities are secured by our assets, including our intellectual property. Total available credit under the arrangement is $25.0 million, and the weighted average interest rate on this facility for 2006 was 10.1%. Borrowings under these two facilities amounted to $9.5 million of debt and $3.2 million of outstanding stand-by letters of credit as of December 31, 2006. As of June 30, 2007, there were no outstanding balances on both the revolving and operating lines of credit.

In June 2005, we put in place a variable rate term facility with United Commercial Bank. Total borrowings under this facility may not exceed $15.0 million and are secured by certain of our equipment and other assets, including our intellectual property. The interest rate on this variable rate facility was set at the bank’s prime rate. The principal balance outstanding under this facility was $7.8 million at December 31, 2006. At December 31, 2006, the weighted average interest rate for the year was 8.3%. Amounts under this facility are paid in equal monthly installments from the date the funds are drawn to October 2009. This loan was repaid in June 2007, and no additional borrowings are allowed under this credit facility.

We also had a growth capital loan agreement with two co-lender financial institutions, Silicon Valley Bank and Gold Hill Ventures Lending 03, L.P., that we entered into in December 2004 under which we had $5.4 million outstanding as of December 31, 2006. This loan is secured by our assets, including our intellectual property, and had a weighted average interest rate of 16.7% for 2006. Amounts under this facility were due in equal monthly installments from the date the funds are drawn to June 1, 2008 at which point we were required to make a final payment of $0.8 million. This loan was repaid in June 2007, and no additional borrowings are allowed under this credit facility.

The loan agreements described above required us to maintain compliance with certain operating covenants. At December 31, 2006 we had access to an additional $19.5 million of incremental funds under our then existing credit facilities. As of June 30, 2007, we had access to an additional $23.0 million of incremental funds under our existing credit facility with Silicon Valley Bank; however, this facility expired in August 2007. We expect to negotiate replacement facilities with various financial institutions in the future.

In the next twelve months, capital expenditures are expected to be approximately $15 million, primarily for product development and manufacturing expansion and upgrades. We believe that our existing cash and cash equivalents, combined with our existing credit facilities and the net proceeds from this offering will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, we may require additional capital from equity or debt financings in the future to fund our operations, respond to competitive pressures or for strategic opportunities in the event that we continue to incur significant losses or otherwise. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer dilution in their percentage ownership of us, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering.

Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2006:

	Years Ended December 31,
	Total	2007	2008	2009	2010	2011 and beyond
	(In thousands)
Principal payments on credit facility	$28,382	$20,025	$5,393	$2,649	$—	$315
Purchase obligations(1)	39,176	39,176	—	—	—	—
Interest payments on credit facility(2)	2,411	1,809	432	131	19	20
Operating leases	14,987	3,119	2,940	2,929	2,650	3,349

Total contractual obligations	$84,956	$64,129	$8,765	$5,709	$2,669	$3,684

(1)	We have service agreements with our major production suppliers under which we are committed to purchase certain parts.
(2)	Represents estimated interest payments on our debt using an effective rate of 8.5% at December 31, 2006.

As described under the section titled “—Credit Facilities,” subsequent to the close of our IPO in June 2007, we paid off the outstanding principal and interest balances on the credit facilities referenced above.

Off-Balance Sheet Arrangements

During 2004, 2005, 2006 and the six months ended June 30, 2007, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

See Note 19 of Notes to Consolidated Financial Statements for recent accounting pronouncements that could have an effect on us.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

Certain of our sales contracts are priced in Euros and, therefore, a portion of our revenue is subject to foreign currency risks. Our operating expenses and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British pound and Euro. The effect of an immediate 10% adverse change in exchange rates on foreign denominated receivables as of December 31, 2006 would result in a loss of approximately $1.3 million. To date, we have not entered into any hedging contracts although we may do so in the future. Fluctuations in currency exchange rates could harm our business in the future.

Interest Rate Sensitivity

We had unrestricted cash and cash equivalents totaling $36.0 million, $28.9 million and $197.4 million at December 31, 2005, December 31, 2006 and June 30, 2007, respectively. These amounts were invested primarily in money market funds. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates fell by 10% in 2006, our interest income would have declined approximately $46,000, assuming consistent investment levels.

At December 31, 2005, December 31, 2006 and June 30, 2007, we had $23.8 million, $28.4 million and $4.5 million, respectively, of debt outstanding. Our current debt interest rate is fixed at 4%.

Controls and Procedures

In connection with the audit of our financial statements for 2005 and 2006, our management and our independent registered public accounting firm have reported to our board of directors material weaknesses in the design and operation of our internal control over financial reporting. A material weakness is defined by the standards issued by the American Institute of Certified Public Accountants as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

Our independent registered public accounting firm communicated the following material weaknesses:

•	in 2005, we did not timely reflect or capture certain manufacturing costs in our inventory records and our inventory analysis contained computational errors; and

•	in 2006, our review did not identify manual computational errors in our ratable revenue analysis and our net loss per common share calculations.

The material weakness in 2005 related to our inventory valuation process existed as of December 31, 2005 and resulted in adjustments to our financial statements for 2005 prior to their issuance, affecting our inventory, deferred inventory costs, research and development expenses and cost of ratable revenue. We believe we have remediated the material weakness identified in 2005 related to our inventory valuation process by implementing additional procedures and controls, hiring additional accounting personnel and increasing management review and oversight.

The material weakness in 2006 relates to our non-routine manual accounting and reporting processes involving our revenue and net loss per common share disclosure processes that existed as of December 31, 2006 and resulted in restatements of our financial statements for 2006, reducing our ratable revenue by $0.5 million in 2006 and increasing our annual net loss per common share in 2002, 2003, 2004, 2005 and 2006. We have developed a remediation plan to address the material weakness identified in 2006 related to our non-routine manual accounting and reporting processes involving our revenue and net loss per common share disclosure process.

Throughout the six months ended June 30, 2007, we began the implementation of a remediation plan to address the material weakness identified related to our non-routine manual accounting and reporting processes involving our revenue and net loss per common share disclosure process. We have implemented additional accounting procedures which include re-performance testing, more detailed reconciliations and increased review in our revenue and net loss per common share processes. We are still evaluating the design of these new procedures. Once placed in operation for a sufficient period of time, we will evaluate the overall effectiveness of these process changes to determine if they are operating effectively.

We are also in the process of automating our accounting and reporting for revenue and deferred revenue in order to reduce our reliance on manual processes and procedures. We expect to implement the automated process changes during the fourth quarter of 2007.

The remediation policies and procedures we have implemented and plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. The existence of one or more material weaknesses precludes a conclusion that we maintain effective internal control over financial reporting. Such conclusion would be required to be disclosed in our future Annual Reports on Form 10-K and may impact the accuracy and timing of our financial reporting and the reliability of our internal control over financial reporting.

BUSINESS

Overview

Infinera has developed a solution that we believe will change the economics, operating simplicity, flexibility, reliability and scalability of optical communications networks. At the core of our Digital Optical Network architecture is what we believe to be the world’s only commercially-deployed, large-scale photonic integrated circuit, or PIC. Our PICs transmit and receive 100 Gbps of optical capacity and incorporate the functionality of over 60 discrete optical components into a pair of indium phosphide chips approximately the size of a child’s fingernail. We have used our PIC technology to design a new digital optical communications system called the DTN System. The DTN System is designed to enable cost-efficient optical to electrical to optical conversion of communications signals. The DTN System is architected to improve significantly communications service providers’ economics and service offerings as compared to traditional systems. Our DTN System is designed to provide greater signal quality and network management flexibility. Our carrier-class DTN System runs our Infinera IQ Network Operating System and is integrated with our Infinera Management Suite software, which together enhance and simplify network monitoring, management and control.

Our goal is to establish our Digital Optical Network as a leading architecture for optical communications networks. We believe that photonic integrated circuits will significantly change optical communications networks in a fashion similar to the integrated circuit’s impact on electronics beginning in the 1950’s. We also believe that our DTN System can provide benefits to our customers in the $3.7 billion wavelength division multiplexing segment of the global optical communications equipment market, which is estimated by Ovum-RHK, a third-party industry analyst, to be nearly $12 billion in 2006. As of September 29, 2007, we have sold our DTN System for deployment in the optical networks of 38 customers worldwide, including Internet2, Interoute, Level 3 Communications and Qwest Communications.

We believe that rapid growth of communications traffic and proliferation of next-generation bandwidth-intensive services such as video will expand the need and increase demand for optical network capacity. Our DTN System is designed to serve as the key element for long-haul and metro optical transport networks of U.S. and international communications service providers. Customer deployments of our DTN System have ranged from two to hundreds of network access points.

Our DTN System is designed to provide several advantages over traditional systems, including:

•	Operating simplicity and cost savings

–

Ease of deployment and scalability.    Our DTN System provides optical capacity in 100 Gbps increments (10 channels at 10 Gbps), enabling our customers to more easily scale their optical networks with the initial installation of the DTN System and to add capacity to existing DTN Systems in less time and with fewer service calls;

–

Management and personnel.    Our DTN System offers built-in software intelligence to route services across complex optical communications networks and is designed to simplify our customers’ network planning, engineering and operations; and

–

Efficiency and reliability.    Given the high level of photonic integration and digital processing, our DTN System is designed to consume less power, enable simplified testing and improve system reliability;

•	Enhanced revenue generation

–

Expand services reach.    Our DTN System lowers the cost of optical to electrical to optical conversion, which enables our customers to access markets cost-effectively that had previously not been served due to cost constraints;

–

Optimal use of network capacity.    Our DTN System enables communications service providers to combine streams of network traffic from various points throughout the network onto a single wavelength, thereby optimizing existing capacity and increasing revenue opportunities; and

–

Accelerate service provisioning.    Our DTN System’s ability to deploy optical capacity in 100 Gbps increments and to process and manage data at each DTN System location remotely enables communications service providers to add customers and provision new services more rapidly than traditional systems; and

•

Capital cost savings.    Our DTN System integrates the functionality of over 60 discrete optical components into a single PIC pair, reducing capital expenditures and the physical space required for a given amount of optical network capacity.

We began commercial shipment of our DTN System in November 2004. In the third quarter of 2005 we believe we achieved, and have since maintained through the fourth quarter of 2006, the largest market share of 10 Gbps long-haul ports shipped worldwide. We believe we achieved over 30% of the market share for all 10 Gbps long-haul interface ports shipped worldwide in 2006. We believe this rapid customer acceptance is due to the benefits that our PIC-based digital optical communications system offers over traditional systems.

Industry Background

Optical communications equipment carries digital information as analog light waves over fiber optic networks. Fiber optic networks provide significantly greater data transport capacity than traditional electrical over copper transport technology. The advent of wavelength division multiplexing systems has enabled the transmission of larger amounts of data by using multiple wavelengths over a single optical fiber. Service providers often use wavelength division multiplexing systems to carry communications traffic between cities, referred to as long-haul networks, and within large metropolitan areas, referred to as metro networks. Most fiber optic networks carry all types of communications traffic, from conventional long-distance telephone calls to e-mails and web sessions to high-definition video streams. As traffic grows, service providers add capacity to existing networks or purchase and deploy additional systems to keep pace with bandwidth demands and service expansion. Fiber optic networks are expensive and complex, and service providers have traditionally experienced significant challenges in generating new revenue while reducing operating and capital costs.

Increased Demand for Network Capacity

The global market for optical communications equipment was estimated by Ovum-RHK, a third party industry analyst, to be nearly $12 billion in 2006. Our DTN System currently competes in the wavelength division multiplexing segments of this market, which we estimated to be $3.7 billion in 2006. We intend to address a larger portion of the optical communications equipment market opportunity with enhancements to our existing DTN System and with new product releases in the future.

Drivers of Increases in Demand for Network Capacity

We believe that a number of trends in the communications industry are driving growth in demand for network capacity and ultimately will increase demand for optical communications systems, including our DTN System. These trends include:

•

Growth of Internet usage and Internet protocol traffic.    Internet protocol network traffic continues to grow significantly as bandwidth consumed per Internet user and the total number of Internet users increases;

•

Increasing broadband penetration and high capacity services.    Communications service providers are offering broadband internet access to an increasing number of subscribers to support voice, video and high speed data offerings. In addition, adoption of new consumer applications such as video and music downloads and business applications such as videoconferencing necessitates an increase in network capacity to accommodate high-quality delivery of these bandwidth-intensive services; and

•

Availability of more bandwidth capacity. Competition, particularly in the United States, among cable and communications service providers in providing bundled services such as the “Triple Play” (voice, video and data) has encouraged greater consumption of bandwidth.

Challenges Faced by Communications Service Providers

Service providers face significant challenges in meeting increasing bandwidth demands, including:

•

Price competition pressuring network costs.    Competition between communications service providers places pressure on service pricing and thus network costs. The optical communications network is a significant source of overall network cost, and thus service providers are aggressively seeking ways to reduce their optical network operating and capital costs;

•

Operational complexity.    Optical communications network design, planning and engineering involves considerable complexity. This complexity is costly and may slow network expansion and service delivery which, in some cases, results in lost revenue;

•

Limited service reach.    Many network operators have optical facilities that pass through small- to mid-sized cities but determine that it is cost-prohibitive to deploy expensive optical systems that would allow them to offer services to potential customers in these locations;

•

Slow service provisioning.    Optical communications networks often require fixed allocation of bandwidth between customer sites. Communications service providers often must add capacity to their networks to accommodate new subscribers and services. Adding capacity generally involves complex and costly re-engineering of the existing network and a lengthy time period to implement, test and prepare the network to provide service;

•

Lack of protection and management features.    Most traditional long-haul optical communications systems do not offer protection capabilities to restore service in the event of equipment or fiber failure. As a result, communications service providers must purchase, deploy, and manage additional equipment to support protected services, which further increases cost and network complexity; and

•

Exposure to equipment failures.    Traditional optical communications systems and sub-systems contain dozens of discrete interconnected optical components. Most failures occur at these connections resulting in reduced system reliability and potential loss of service.

Limitations of Traditional Optical Approaches

Optical Components and Sub-systems

Optical component technology today shares many characteristics with electronic component technology in the 1950’s. At that time, all electronic devices were comprised of discrete components, each requiring a separate package to perform a given function. As in traditional systems today, individual components were largely manually-wired to their packages, resulting in higher cost and lower reliability. Due to the numerous discrete connected parts, electronic systems were physically large, consumed significant amounts of power and were prone to failure. These problems were significantly reduced with the advent of the integrated circuit, which led to the proliferation of high-performance, mass-market, low-cost and reliable semiconductor chips suitable for a wide range of computing applications.

Several companies have developed forms of optical sub-system integration, which consist of co-packaging discrete components within a common module. Optical subsystems provide modest space and package savings and some cost reductions in final production and testing. However, we believe that the total cost savings associated with these devices is limited because each must undergo its own manufacturing, separation, testing and production process steps before final integration within a subsystem package. In addition, we believe that these optical subsystems approaches provide minimal improvement in quality or reliability compared to discrete optical components.

Optical Communications Systems

Optical components and sub-systems are the key building blocks of traditional systems. Traditional systems vendors typically rely on a limited number of component and sub-system suppliers, resulting in limited product differentiation. In addition, the ability of traditional systems vendors to benefit from photonic integration is constrained by the development efforts of their optical component and sub-system suppliers.

Optical communications systems typically transport communications signals between cities as wavelengths and switch or add/drop those signals using digital electronics at network access points where services are provided. Most optical communications networks utilize wavelength division multiplexing technology that transmits multiple signals, each as separate colors of light, or wavelengths, on a single fiber in a communications service provider’s network. The principal benefit of wavelength division multiplexing systems is that they enable the transmission of large amounts of data on multiple wavelengths over a single optical fiber. In optical communications networks, communications service providers cannot access or manage these wavelengths of light, or analog signals, and must convert the wavelengths of light to electrical or digital signals. Once this traffic has been converted into the digital domain, it can be processed by the communications service provider. This processing can include adding/dropping, monitoring or regenerating the traffic. After the digital signal is processed, it is converted back to wavelengths of light so that it can be transported to the next network destination. The process of converting the optical signal to an electrical signal for processing and then converting it back to an optical signal to enable digital processing is known as optical to electrical to optical conversion. Optical to electrical to optical conversion enables access to data that allows communications service providers to differentiate their networks and to generate revenue through value-added services. Optical to electrical to optical conversion utilizing traditional systems can be expensive.

With some traditional systems, communications service providers must choose at multiple network access points whether to utilize a wavelength division multiplexing system that enables high-performance digital management and processing but with high optical to electrical to optical conversion costs, or to use an all-optical architecture that reduces optical to electrical to optical conversion costs but also may limit service reach and add cost.

Traditional Wavelength Division Multiplexing Systems

Traditional wavelength division multiplexing systems have several disadvantages, including:

•	significant capital cost, space and power requirements;

•	requirement of discrete components to execute optical to electrical to optical conversions for each wavelength, which adds significant cost and reduces reliability;

•

expansion of the network is often manually intensive as communications service providers may need to redesign the network, re-allocate available wavelengths or deploy additional hardware at multiple locations each time a new circuit is added;

•	limited flexibility to alter traffic flows because dedicated network capacity must be purchased and deployed in advance; and

•	high costs associated with implementing advanced features, such as network-wide provisioning or optical layer protection, because additional equipment may be required.

All-Optical Communications Systems

Several optical communications systems vendors have attempted to reduce the cost of transporting data on optical networks by limiting the need for optical to electrical to optical conversions. The resulting architecture, known as the all-optical network, utilizes a new generation of wavelength division multiplexing systems to manage and switch traffic as analog light waves. Reconfigurable optical add/drop multiplexers and wavelength selectable switches are examples of all-optical systems. However, we believe these all-optical approaches possess inherent weaknesses, including:

•

limited ability to digitally process the data, which prevents these systems from efficiently adding and dropping traffic at intermediate network access points; this can result in a reduced network footprint and decreased revenue opportunities for communications service providers, particularly in smaller regions and markets;

•

more costly and time-consuming network planning and service provisioning, because adding new services requires complex engineering calculations involving power levels, dispersion compensation and other optical non-linear effects;

•

higher installation costs, because this process may require complicated components to minimize signal degradation over long distances; all-optical systems also lack the ability to effectively view network performance statistics and reconfigure traffic patterns; and

•	overall network capacity can be limited by wavelength blocking, which is the inability to use wavelengths of light because they are already in use in another part of the network.

We believe significant demand exists for an optical communications system that is simple and easy to operate and that reduces operating and capital costs for communications service providers.

The Infinera Solution

Our PIC technology facilitates a network architecture that allows communications service providers to realize the benefits of both wavelength division multiplexing and digital processing more fully and cost-effectively. We believe that our DTN System and our Digital Optical Network architecture enables the improvement of the economics, operating simplicity, flexibility, reliability and scalability of our customers’ optical networks.

Our PICs enable our DTN System to provide lower-cost optical to electrical to optical conversions at every network access point to provide communications service providers with the ability to digitally process the information being transported across their optical networks. Our DTN System’s software enables our customers to leverage this digital information to simplify and speed the delivery of differentiated services and to optimize the utilization of their optical networks.

Our DTN System is designed to enable the Digital Optical Network architecture for long-haul and metro optical transport systems of communications service providers and to offer the following key technical benefits:

•

Photonic integration.    Our DTN System integrates the functionality of over 60 discrete optical components within a single PIC pair, reducing capital expenditure and physical space requirements for a given amount of optical network capacity. Our PIC technology also enables our DTN System to allow service providers to add 10 wavelengths of 10 Gbps capacity concurrently, as compared to one wavelength in traditional systems;

•

Digital processing.    Our DTN System processes traffic digitally, which ensures significantly greater signal quality and network management flexibility than analog, or all optical, systems. With our DTN System, communications traffic can be cost-effectively added/dropped, monitored and regenerated through digital processing of data; and

•

High value-add software content.    Our DTN System’s software utilizes digital data to enable network provisioning, management, testing and control that provides intelligence not available in traditional optical communications systems.

These distinctive technical features provide significant advantages to our customers, including:

•	Operating simplicity and cost savings

-

Ease of deployment and scalability.    Our DTN System deploys optical capacity in 100 Gbps increments, which enables our customers to rapidly deploy the initial DTN System and to add capacity to existing DTN Systems in less time and with fewer service calls than with traditional systems;

-

Management and personnel.    Our DTN System offers built-in software intelligence to route and signal services across complex optical communications networks. In addition, our DTN System’s digital protection and manageability enables carriers to offer a broad range of service qualities without requiring a separate synchronous optical network, or its international equivalent, synchronous digital hierarchy, or optical switching layer for protection and management. These features are designed to provide our customers with flexible management and control of their networks while significantly reducing the amount of information technology personnel and hours dedicated to planning, engineering and operating their optical communications networks; and

-

Efficiency and reliability.    Given its high level photonic integration and digital processing, our DTN System occupies a fraction of the physical space, generally consumes less power than traditional systems for a given amount of capacity, enables simplified testing and is designed to improve system reliability. We are able to deliver both increased simplicity and reliability to our customers through our differentiated PIC technology and unique approach to optical networking architecture. By enabling frequent optical to electrical to optical conversions across their optical networks, we allow our customers to manipulate traffic in the digital domain, which we believe is simpler than architecting traffic and provisioning services with all-optical systems. Likewise, our PICs efficiently perform optical to electrical to optical conversions without a need for dozens of discrete components, which in turn require hundreds of failure-prone individual connections. As such, we believe our customers’ service quality can be improved significantly due to our DTN System’s simplified product design.

•	Enhanced revenue generation

-

Expand services reach.    Our DTN System significantly lowers optical to electrical to optical conversion cost, which enables our customers to access markets cost-effectively that had previously not been served due to cost constraints. This provides our customers with new revenue opportunities and can reduce or eliminate the cost paid to other service providers for use of their networks to complete a services connection. Our DTN System also supports a variety of communications interfaces, including separate synchronous optical network/synchronous digital hierarchy, Gigabit and 10 Gigabit Ethernet;

-

Optimal use of network capacity.    Our DTN System enables communications service providers to combine streams of network traffic from various points throughout the network onto a single wavelength, thereby optimizing existing capacity and increasing revenue opportunities. In contrast, traditional systems often require that communications service providers reserve an entire wavelength for a single stream of traffic, which may consume only a fraction of the available capacity; and

-

Accelerate service provisioning.    Our DTN System’s ability to deploy optical capacity in 100 Gbps increments and to process and manage data at each DTN System location remotely enables communications service providers to add customers and provision new services more rapidly than traditional optical communications systems; and

•

Capital cost savings. Our DTN System can require less capital expenditure for a given amount of optical network capacity. We believe that photonic integration enables a faster rate of innovation than is possible using conventional discrete optical components and will result in a continued decline in costs and complexity.

The Infinera Strategy

Our goal is to be a preeminent provider of optical systems to communications service providers. Key aspects of our strategy are:

•

Increase our customer footprint.    We initially targeted North American competitive long-haul service providers. We intend to increase penetration of our installed base of communications service providers while also targeting new U.S. and international communications service providers, including U.S. regional bell operating companies, international postal, telephone and telegraph companies, cable multiple system operators and U.S. competitive local exchange carriers;

•

Penetrate adjacent markets.    We believe that our PIC technology can benefit the metro core and metro access networks in the same way it does long-haul networks. We intend to increase our addressable market by adding functionality to our DTN System by developing new products and by creating the service and support infrastructure needed to address these markets;

•

Maintain and extend our technology lead.    We intend to incorporate the functionality of additional discrete components into our PICs and to pursue further functional integration in our DTN System in order to enhance the performance, scalability and economics of our DTN System;

•

Deliver systems to scale and deliver additional functionality.    Our DTN System is, to our knowledge, the only commercially-available system which provides 100 Gbps of transport capacity on a single line card. We recognize the need to continually increase our scalability and functionality to maintain product leadership in optical transport networks as demonstrated by expanding our system transport capacity from 400 Gbps to 800 Gbps in 2006; and

•

Continue investment in PIC manufacturing activities.    We believe that our manufacturing capabilities serve as a competitive advantage and intend to continue to invest in the manufacturing capabilities needed to produce new generations of our PICs.

Products

Infinera DTN System

Our DTN System utilizes our PIC technology to enable digital processing and management of data with the capability to both generate wavelength division multiplexing wavelengths and to add, drop, switch, manage, protect and restore network traffic digitally. Our DTN System is comprised of two elements, a Digital Transport Node, or DTN, which houses our PIC and enables optical to electrical to optical conversion, and an optical line amplifier, or OLA, which extends the optical reach between DTNs. The DTN can automate the connection of circuits and provisioning of new services without costly and cumbersome manual intervention.

Our DTN System is modular in design to enable our customers with the ability to add capacity in a cost-efficient manner. The initial deployment of our DTN System at a customer involves the installation of common equipment, which includes a chassis, optical line amplifiers and related equipment. Customers can purchase additional common equipment to expand the reach of the DTN System and can increase the capacity of existing common equipment for the DTN System by purchasing our Digital Line Modules, or DLMs, Tributary Adapter Modules, or TAMs and Tributary Optical Modules, or TOMs. Each DTN System is composed of one or two half rack chassis, each of which supports up to 4 DLM cards. Each DLM card in turn supports up to 5 TAMs. Each DLM contains a pair of PICs that provide 100 Gbps of transport capacity; thus, a single DTN System supports up to 800 Gbps (8 DLMs x 100 Gbps each) of transmit/receive capacity per fiber pair. The individual TAMs serve as client-side interface modules, which support line rates from 155 Mbps to 10 Gbps. Given both the density and the modular architecture of each DTN, our DTN System enables significant flexibility and scalability for communications service providers.

Our DTN System is carrier-class, which means that it complies with applicable Telcordia and equivalent major international standards for central office-based network elements. Our DTN System supports a broad range of optical service interfaces including Ethernet (Gigabit Ethernet and 10 GbE) and separate synchronous optical network/synchronous digital hierarchy (OC-3/STM-1, or 155 Mbps, to OC-192/STM-64, or 10 Gbps).

Infinera Optical Line Amplifier

Our OLA is a bidirectional amplifier that extends the optical reach between DTNs. Communications service providers purchase our OLAs for network access points where customer access to data is not required. Our OLA is a small form-factor device that can be managed seamlessly within the DTN System.

Infinera IQ Network Operating System and Management Suite

Our DTN System utilizes proprietary embedded software, the IQ Network Operating System, to enable our customers to simplify and speed up the tasks they perform to deliver, differentiate, and manage services and to optimize the utilization of their networks. The IQ Network Operating System software utilizes the DTN System’s digital switching and IP-based technologies, including generalized multiprotocal label switching for end-to-end provisioning, protection and restoration services, and a host of performance monitoring and software-definable testing capabilities.

In addition to our IQ Network Operating System software, we offer a broad set of standards-based network and element management tools and Operations Support System integration interfaces. Our management suite software includes our Digital Network Administrator, a scalable, robust, feature-rich Element Management System, and our Graphical Node Manager, an easy-to-use web-based management interface.

Technology

Digital Optical Network Architecture

Our founders have experience in the optical communications market and understood the inherent limitations of both traditional wavelength division multiplexing systems and all-optical networking systems and sought to develop a product that offered the key benefits of both approaches. They founded Infinera with a vision to increase the functionality and improve the economics of optical transport systems. To that end, our core engineering team is comprised of optical component and systems experts who have collaborated to create an innovative optical communications architecture that is designed to combine enhanced performance, system-wide simplicity and efficiency, with the ability to be manufactured in a cost-efficient manner. We have focused our efforts, time and capital on developing our Digital Optical Network architecture and DTN System based on our PIC technology.

Our Digital Optical Network architecture is based on our belief that network operators can expand service reach, expedite service provisioning, ensure reliability and more effectively manage, monitor and scale their networks by processing data digitally rather than in analog format. We further believe that the key to delivering this capability in a cost-effective manner is integrating the functionality of multiple discrete devices into a single set of semiconductor chips. This integration allows us to eliminate separate optical packages for each discrete optical device, which we believe is the largest cost challenge facing traditional systems. This integration has further enabled us to provide additional functionality and intelligence to our optical communications systems.

Infinera PIC

We believe that our proprietary PICs are a key source of our value proposition and competitive advantage. We manufacture and package our PICs at our own facilities for use exclusively with our DTN System. We began the simultaneous design and manufacture of our PICs shortly after we were founded in December 2000. We employ a multi-disciplinary approach towards the development and manufacturing of our PICs, with significant interaction between our manufacturing, system engineering and advanced technology groups. As a leader in the development of photonic integration, we have protected the intellectual property associated with our PIC manufacturing through a combination of trade secrets, patents and contractual protections. We believe that as a result of the combination of the multiple disciplines that were required to develop our PIC, together with the intellectual property protections that we have established, it will be difficult for others to duplicate the technology we have developed.

Our DTN System transmits 100 Gbps of optical capacity, utilizing a pair of PICs, one transmitter PIC and one receiver PIC. Our transmitter PIC integrates the functionality of 51 optical components onto a single chip, including lasers and modulators. In addition, our receiver PIC integrates the functionality of 11 optical components onto a single chip, including photodetectors and an optical de-multiplexer.

We expect our PIC technology to enable continued innovation in additional applications and systems beyond the optical transport market currently being served by the DTN System. In March 2006, we demonstrated a next generation PIC prototype that is capable of transporting 1.6 terabits of data. We believe this is 40 times the capacity of the most advanced commercial discrete photonics devices today.

Customers

Our DTN System has been sold to telecommunications carriers, cable operators, internet content providers and other service providers. As of September 29, 2007, we have sold our DTN System for deployment in the optical network of 38 customers worldwide, including:

•	BOREAS–Net;

•	Citynet, LLC;

•	FLAG Telecom Group Limited;

•	FPL Fibernet;

•	Freenet Cityline GmbH;

•	Global Crossing International Networks Ltd.;

•	Integra Telecom Holdings, Inc.;

•	Internet2;

•	Interoute Communications Limited;

•	Level 3 Communications;

•	Mid-Atlantic Broadband Cooperative;

•	Qwest Communications International, Inc.; and

•	XO Communications Services, Inc.

Level 3 and Broadwing Corporation, which Level 3 acquired in January 2007, together accounted for approximately 75% and 55% of our revenue in 2006 and the six months ended June 30, 2007, respectively.

Support and Services

We offer our customers a range of support offerings, including product training, installation and deployment services, extended warranties and 24x7 multi-level technical support. These product support services consist of software warranty, updates and unspecified upgrades and product support. Our support services are provided by our employees and third-party support partners. We believe that providing ongoing support is critical to successful long-term relationships with, and follow-on sales to, our customers. We are committed to providing our customers with the highest levels of support and service.

Sales and Marketing

We market and sell our DTN System and related support services primarily through our direct sales force, supported by marketing and product management personnel. We may also use distribution or support partners to enter new markets or when requested by a potential customer. Our sales team has significant previous experience with the buying process and sales cycles typical of high-value telecommunications products. We expect to continue to add sales and support employees as we grow our business.

The sales process for our DTN System entails discussions with prospective customers, analyzing their existing networks and identifying how they can utilize our DTN System capabilities within their network. This process requires developing strong customer relationships, and we expect to leverage our sales force and customer support capabilities to establish relationships with both domestic and international service providers.

Over the course of the sales cycle, service providers often test our DTN System before buying. Prior to commercial deployment, the service provider will generally perform a field trial of our DTN System. Upon successful completion, the service provider generally accepts the products installed in its network and may continue with commercial deployment of additional DTN systems. We anticipate that our sales cycle, from initial contact with a service provider through the signing of a purchase agreement, may, in some cases, take several quarters.

Direct Sales Force.    Our sales team sells directly to service providers worldwide. We maintain sales presences throughout the United States as well as in China, France, Germany, Japan, South Korea and the United Kingdom.

Indirect Sales Force.    We have and will continue to employ business consultants, resale partners and sales agents to assist in our sales efforts to accelerate and strengthen our customer relationships. We expect to work with business partners to assist our customers in the deployment and maintenance of our systems and have entered into distribution and resale agreements to facilitate the sale of our DTN System in certain international markets.

Marketing and Product Management.    Our product management team is responsible for defining the product features and roadmap required to maximize our success in the marketplace. Product management supports our sales efforts with product and application expertise. Our marketing team works to create demand for our DTN System by communicating our value proposition and differentiation in direct customer interaction, public relations, tradeshows, events and web and other marketing channels.

Research and Development

Continued investment in research and development is critical to our business. To this end, we have assembled a team of engineers with expertise in various fields, including systems, sub-systems and components. Our research and development efforts are currently focused in Sunnyvale, California, Allentown, Pennsylvania, Columbia, Maryland and Bangalore, India. We have invested significant time and financial resources into the development of our Digital Optical Network architecture, our DTN System, including the IQ Network Operating System and Management Suite software, the PIC and our manufacturing capabilities. We will continue to expand our product offerings and capabilities in the future and plan to dedicate significant resources to these continued research and development efforts. We are continually increasing the scalability and software features of our current DTN System, and developing additional functionality and new products, including products for metro applications. We are also working to develop new generations of PICs, and we intend to leverage further integration in our Digital Optical Network architecture and our DTN System through continued research and development and investments in our manufacturing capabilities.

Our research and development expenses were $46.3 million in 2004, $25.0 million in 2005, $39.0 million in 2006 and $30.1 million in the six months ended June 30, 2007.

Manufacturing

We have invested significant time and capital to develop and improve the manufacturing process that we use to produce and package our PIC. This includes significant investments in personnel and the facilities to manufacture and package our PIC in Sunnyvale, California and Allentown, Pennsylvania. We also have invested in automating our manufacturing process and in training and maintaining the quality of our manufacturing workforce. As a leader in the development of photonic integration, we have protected the intellectual property associated with our PIC manufacturing through a combination of trade secrets, patents and contractual provisions. We believe that as a result of the combination of the multiple disciplines that were required to develop our PIC, together with the intellectual property protections that we have established, it will be difficult for others to duplicate the technology we have developed. Our manufacturing process has been developed over several years and is protected by a significant number of trade secrets. We believe that the trade secrets associated with the manufacturing and packaging of our PIC provide us with a significant competitive advantage.

We outsource manufacturing of certain components of our DTN System. Our contract manufacturers manufacture our DTN System based on our specifications and bill of materials. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in product specifications or delivery schedules. To date, we have not experienced any significant delays or material unanticipated costs resulting from the use of these contract manufacturers; however, such a strategy involves certain risks, including the potential absence of adequate capacity, the unavailability of or interruptions in access to certain process technologies, and reduced control over delivery schedules, manufacturing yields, quality and costs. Despite outsourcing manufacturing operations for cost-effective scale and flexibility, we perform rigorous in-house quality control testing to ensure the reliability of our DTN Systems.

Shortages in components that we use in our DTN System are possible and our ability to predict the availability of such components may be limited. Some of these components are available only from single or limited sources of supply. Our DTN System includes some components that are proprietary in nature and only available from a single source, as well as some components that are generally available from a number of suppliers. In some cases, significant time would be required to establish relationships with alternate suppliers or providers of proprietary components. We do not have any long-term contracts with any component providers that guarantee supply of components or their manufacturing services. If we encounter difficulty continuing our relationship with a supplier, or if a supplier is unable to meet our needs, we may encounter manufacturing delays that could adversely affect our business. Our ability to timely deliver products to our customers would be materially adversely impacted if we needed to qualify replacements for any of a number of the components used in our DTN Systems.

We believe that our current manufacturing facilities can accommodate an increase in capacity for PIC production sufficient for the foreseeable future. Given the competitive advantage we believe is provided by our PIC product capabilities, we are continually investing in our manufacturing processes; however, we anticipate that increasing and enhancing production at this facility will not result in significant additional capital expenditures and personnel costs.

Backlog

As of December 31, 2006, our backlog was $32.8 million. These orders are subject to future events that could cause the amount or timing of the related revenue to change, and, in certain cases, may be cancelled without penalty. We do not believe that backlog should be viewed as an indicator of future performance. A backlogged order may not result in revenue in a particular period, and the actual revenue may not be equal to our backlog estimates. Our presentation of backlog may not be comparable with that of other companies in our industry.

Competition

The optical communications network equipment market is highly competitive. Competition in this market is based on any one or a combination of the following factors:

•	price;

•	functionality;

•	existing business and customer relationships;

•	the ability of products and services to meet customers’ immediate and future network requirements;

•	installation capability;

•	services;

•	scalability; and

•	manufacturing capability.

Competition in the optical communications market is dominated by a small number of very large, multi-national companies. Many of our competitors have substantially greater name recognition and technical, financial, and marketing resources, and greater manufacturing capacity, as well as better established relationships with the incumbent carriers, than we do. Many of our competitors have more resources to develop or acquire, and more experience in developing or acquiring, new products and technologies and in creating market awareness for these products and technologies. In addition, many of our competitors have the financial resources to offer competitive products at below market pricing levels that could prevent us from competing effectively. Further, many of our competitors have built long-standing relationships with some of our prospective customers and have the ability to provide financing to customers and could, therefore, have an inherent advantage in selling products to those customers.

Our competitors include current wavelength division multiplexing suppliers, such as Alcatel-Lucent, Ciena, Cisco Systems, Fujitsu Limited, Huawei Technologies Co. Ltd., LM Ericsson Telephone Co., NEC Corporation, Nortel Networks, Siemens Systems GmbH, and ZTE Corporation. These companies have historically set the competitive benchmarks for price and functionality. There are also smaller companies, including startups, which have announced plans or developed products that would compete for long-haul and metro optical transport business. We believe that we achieved over 30% of the market share for all 10 Gbps long-haul interface ports shipped worldwide in 2006.

We also face additional competition in certain market segments from companies which offer one or more products that compete directly or indirectly with our DTN System. In addition, we may compete with other companies as we expand into new markets or as other companies develop products that are competitive with us.

Intellectual Property

Our success as a company depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

We rely primarily on trade secret protection for our PIC and PIC manufacturing processes, including design, fabrication and testing of our PICs. However, there can be no assurances that trade secrets will be sufficient to provide us with a competitive advantage or that others have not or will not reverse engineer our designs or discover, develop or disclose the same or similar designs and manufacturing processes.

As of September 29, 2007, we held 64 U.S. patents and one international patent expiring between 2021 and 2026, and have 90 U.S. and 30 foreign pending patent applications. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

We may not receive competitive advantages from the rights granted under our patents and other intellectual property. Any patents granted to us may be contested, circumvented or invalidated over the course of our business, and we may not be able to prevent third parties from infringing these patents. Therefore, the exact effect of the protection of these patents cannot be predicted with certainty.

We believe that the frequency of assertions of patent infringement is increasing as patent holders, including entities that are not in our industry and who purchase patents as an investment or to monetize such rights by obtaining royalties, use such actions as a competitive tactic as well as a source of additional revenue. We have been sued by Cheetah Omni LLC for alleged infringement of their patent. See the section titled “—Legal Proceedings” for additional information regarding this lawsuit. Any claim of infringement from a third party, even those without merit, could cause us to incur substantial costs defending against such claims, and could distract our management from running our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our DTN System. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which would require significant effort and expense and may ultimately not be successful.

In addition to these protections, we generally control access to and the use of our proprietary software and other confidential information. This protection is accomplished through a combination of internal and external controls, including contractual protections with employees, contractors, customers, and partners, and through a combination of U.S. and international copyright laws. We incorporate a number of third party software programs into our DTN System pursuant to license agreements.

We license some of our software pursuant to agreements that impose restrictions on our customers’ ability to use such software, such as prohibiting reverse engineering and limiting the use of copies. We also seek to avoid disclosure of our intellectual property by relying on non-disclosure and assignment of intellectual property agreements with our employees and consultants that acknowledge our exclusive ownership of all intellectual property developed by the individual during the course of his or her work with us. The agreements also require that each person maintain the confidentiality of all proprietary information disclosed to them. Other parties may not comply with the terms of their agreements with us, and we may not be able to enforce our rights adequately against these parties. We also rely on contractual rights to establish and protect our proprietary rights in our DTN System.

Employees

As of September 29, 2007, we had 668 employees. A total of 133 of those employees were located outside of the United States. None of our employees is represented by labor unions or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our employee relationships to be good.

Facilities

In Sunnyvale, California, we lease approximately 120,000 square feet of office and manufacturing space pursuant to leases that expire between 2007 and 2013. We lease approximately 38,500 square feet of office and manufacturing space in Columbia, Maryland, 35,000 square feet in Annapolis Junction, Maryland and 25,000 square feet in Allentown, Pennsylvania pursuant to leases that expire in 2008, 2012, and 2009, respectively. Internationally, we lease sales office space in China, Hong Kong, Japan, United Kingdom and Korea that expire between 2007 and 2012. We also have two leases in India for approximately 40,000 square feet used for research and development that expire in 2010 and 2011. We intend to add new facilities and to expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

On May 9, 2006, we and Level 3 were sued by Cheetah Omni LLC, or Cheetah, in the U.S. District Court for the Eastern District of Texas Texarkana Division for alleged infringement of patent No. 6,795,605, and a continuation thereof. On May 16, 2006, Cheetah filed an amended complaint, which requested an order to enjoin the sale of our DTN System and to recover all damages caused by the alleged willful infringement including any and all compensatory damages available by law, such as actual and punitive damages, attorneys’ fees, associated interest and Cheetah’s costs incurred in the lawsuit. Cheetah’s complaint does not request a specific dollar amount for these compensatory damages. We are contractually obligated to indemnify Level 3 for damages suffered by Level 3 to the extent its product is found to infringe, and it has assumed the defense of this matter. On July 20, 2006, we and Level 3 filed an amended response denying all infringement claims under patent No. 6,795,605 and asserting that the claims of the patent are invalid and that the DTN System does not infringe the patent. On November 28, 2006, Cheetah filed a second amended complaint and added patent No. 7,142,347 to the lawsuit. On December 18, 2006, we and Level 3 filed responses to Cheetah’s second amended complaint denying all infringement claims under patent No. 7,142,347 and we and Level 3 asserted counterclaims against Cheetah asserting that the claims are invalid and that the DTN System does not infringe the patents.

On January 30, 2007, Cheetah filed a third amended complaint adding additional assertions of infringement for the two patents in suit. On February 16, 2007, we and Level 3 filed responses to Cheetah’s third amended complaint denying all infringement claims, and we and Level 3 asserted counterclaims against Cheetah asserting that the claims of the patents are invalid and that the DTN System does not infringe the patents.

On March 14, 2007, we submitted requests to the U.S. Patent and Trademark Office for inter partes reexamination of U.S. Patent Nos. 6,795,605 and 7,142,347 asking the U.S. Patent and Trademark Office to reexamine the patents based on prior art in order to invalidate the patents or limit the scope of each patent’s claims. On March 21, 2007, we and Level 3 filed a motion with the court to stay all proceedings in the lawsuit pending the reexamination of U.S. Patent Nos. 6,795,605 and 7,142,347.

On April 11, 2007, we and Cheetah filed a joint motion with the court, agreeing to the following: (1) to stay all proceedings in the lawsuit pending a determination by the U.S. Patent and Trademark Office as to whether it will reexamine U.S. Patent Nos. 6,795,605 and 7,142,347; and (2) if the U.S. Patent and Trademark Office decides to reexamine either U.S. Patent No. 6,795,605 or 7,142,347, to stay all proceedings in the lawsuit pending final resolution of the reexamination(s) by the U.S. Patent and Trademark Office. On April 12, 2007, the court granted the motion staying all proceedings in the lawsuit. On June 26, 2007, the U.S. Patent and Trademark Office ordered reexamination of U.S. Patent No. 6,795, 605. On August 1, 2007, the U.S. Patent and Trademark Office ordered reexamination of U.S. Patent No. 7,142,347. As a result, all proceedings in this lawsuit are stayed until the final resolution of these reexaminations. We believe the suit is without merit and intend to defend ourselves vigorously, but we are unable to predict the likelihood of an unfavorable outcome.

In addition to the matters described above, we are subject to various legal proceedings, claims and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, we do not expect that the ultimate costs to resolve these matters will have a material effect on our results of operations, financial position or cash flows.

MANAGEMENT

Executive Officers, Key Employees and Directors

Our executive officers, key employees and directors, and their ages and positions as of September 29, 2007, are set forth below:

Name	Age	Position
Jagdeep Singh	40	Chairman, President and Chief Executive Officer
Thomas J. Fallon	46	Chief Operating Officer
David F. Welch, Ph.D.	46	Chief Marketing and Strategy Officer
Duston M. Williams	49	Chief Financial Officer
Scott A. Chandler	39	Vice President, Worldwide Sales
Michael O. McCarthy III	42	Vice President and General Counsel
William R. Cumpston	46	Vice President, Systems Engineering
Frederick A. Kish, Jr., Ph.D.(1)	41	Vice President, PIC Development and Manufacturing
Drew D. Perkins (1)	44	Chief Technology Officer
Paul M. Whitney (1)	49	Vice President, Human Resources
Alexandre Balkanski, Ph.D. (4)	47	Director
Kenneth A. Goldman (2)	58	Director
Reed E. Hundt (3)(4)	59	Director
Hugh C. Martin (2)(3)	53	Director
Dan Maydan, Ph.D. (2)	71	Director
Carl Redfield (3)(4)	60	Director
Pradeep S. Sindhu, Ph.D.	55	Director

(1)	Key employee
(2)	Member of Audit Committee
(3)	Member of Compensation Committee
(4)	Member of Nominating and Corporate Governance Committee

Jagdeep Singh co-founded our company and has served as our President and Chief Executive Officer since January 2001, and as Chairman of our board of directors since March 2001. From December 1999 to December 2000, Mr. Singh served as co-founder and Chief Executive Officer of OnFiber Communications, Inc., or OnFiber, an optical telecommunications carrier. From January 1998 to March 1999, Mr. Singh served as co-founder and Chief Executive Officer of Lightera Networks, or Lightera, an optical switching equipment company, and upon Ciena Corporation’s acquisition of Lightera in March 1999, served as President of Ciena’s Core Switching Division. Mr. Singh holds a B.S. in Computer Science from the University of Maryland, an M.S. in Computer Science from Stanford University and an M.B.A. from the University of California, Berkeley.

Thomas J. Fallon has served as our Chief Operating Officer since October 2006. From April 2004 to September 2006, Mr. Fallon was our Vice President of Engineering and Operations. From August 2003 to March 2004, Mr. Fallon was Vice President, Corporate Quality and Development Operations of Cisco Systems, Inc., a networking and telecommunications company. From May 2001 to August 2003, Mr. Fallon served as Cisco’s General Manager of the Optical Transport Business Unit. Mr. Fallon holds a B.S.M.E. and M.B.A. from the University of Texas at Austin.

David F. Welch, Ph.D. co-founded our company and has served as our Chief Marketing and Strategy Officer since January 2007. From May 2004 to January 2007, Dr. Welch served as our Chief Strategy Officer. From May 2001 to May 2004, he served as our Chief Development Officer/Chief

Technology Officer. From May 2001 to November 2006, Dr. Welch also served as a member of our board of directors. From February 2001 to April 2001, Dr. Welch served as Chief Technology Officer of the Transmission Division of JDS Uniphase Corporation, an optical component company. From January 1985 to February 2001, Dr. Welch served in various executive roles, including Chief Technology Officer and Vice President of Corporate Development of SDL, an optical component company. Dr. Welch holds a B.S. in Electrical Engineering from the University of Delaware and a Ph.D. in Electrical Engineering from Cornell University.

Duston M. Williams has served as our Chief Financial Officer since June 2006. From December 2004 to June 2006, Mr. Williams was Executive Vice President and Chief Financial Officer of Maxtor Corporation, an information storage solutions company. From July 2003 to November 2004, Mr. Williams served as Chief Financial Officer of Aruba Networks, Inc., a network infrastructure company. From July 2001 to February 2003, Mr. Williams served as Chief Financial Officer of Rhapsody Networks, Inc., a storage networking provider. Mr. Williams holds a B.S. in Accounting from Bentley College and an M.B.A. from the University of Southern California.

Scott A. Chandler has served as our Vice President, Worldwide Sales since November 2004. From May 2003 to November 2004, Mr. Chandler served as our Vice President, Sales for North America. From October 1999 to May 2003, Mr. Chandler held a number of senior sales positions at Sonus Networks, Inc., a voice over IP infrastructure solutions company, including Vice President of Strategic Sales. Mr. Chandler holds a B.S. in Business Administration from Plymouth State College.

Michael O. McCarthy III has served as our Vice President and General Counsel since May 2003. From May 2001 to February 2003, Mr. McCarthy served as Senior Vice President of Worldwide Sales and Support at Ciena Corporation, a communications equipment company. From July 1999 to May 2001, Mr. McCarthy served as Ciena’s Senior Vice President and General Counsel. Mr. McCarthy holds a B.A. in Mathematical-Economics from Colgate University and a J.D. from Vanderbilt University’s School of Law.

William R. Cumpston has served as our Vice President, Systems Engineering since June 2006. From September 2005 to June 2006, Mr. Cumpston served as the Senior Vice President of Engineering at XenSource Inc., an enterprise grade platform virtualization solution company. From March 2003 to May 2005, Mr. Cumpston served as Chief Executive Officer of CloudShield Technologies, Inc., a provider of IP services control and security. From June 2002 to August 2002, Mr. Cumpston served as a Senior Vice President of Metro Products at Ciena Corporation. From August 1998 to June 2002, Mr. Cumpston served as Vice President, Engineering and Chief Operating Officer at ONI Systems Corporation, a fiber-optic communications equipment company. Mr. Cumpston holds a B.S. in Mathematics from the University of North Carolina.

Frederick A. Kish, Jr., Ph.D. has served as our Vice President, PIC Development and Manufacturing since May 2001. From November 1999 to May 2001, Dr. Kish served as R&D and Manufacturing Development Manager for the Fiber Optics Communications Division of Agilent Technologies, Inc., a measurement and technology company for communications, electronics, life sciences and chemical analysis. Dr. Kish holds B.S., M.S. and Ph.D. degrees in electrical engineering from the University of Illinois at Urbana-Champaign.

Drew D. Perkins co-founded our company and has served as our Chief Technology Officer since May 2001, and as a member of our board of directors from May 2001 to November 2006. From December 1999 to April 2001, he served as co-founder and Chief Technology Officer of OnFiber. From February 1998 to March 1999, Mr. Perkins served as co-founder and Chief Technology Officer of Lightera, and upon Ciena Corporation’s acquisition of Lightera in March 1999, served as Chief Technology Officer of Ciena’s Core Switching Division. From February 1993 to March 1997, he served in various senior engineering and management roles at FORE Systems, an internet switching equipment company. Mr. Perkins holds a B.S. in Electrical Engineering, Computer Engineering and Mathematics from Carnegie Mellon University.

Paul M. Whitney has served as our Vice President of Human Resources since October 2006. From June 2004 to August 2006, Mr. Whitney was Vice President, Human Resources for Portal Software, a provider of billing and revenue management products. From December 2001 to November 2003, Mr. Whitney was International HR Director of Ascential Software, a maker of data integration tools. Mr. Whitney holds a B.S in Managerial and Administrative Science and an M.S in Human Resource Management from the University of Aston in Birmingham, United Kingdom.

Alexandre Balkanski, Ph.D. has been a member of our board of directors since October 2001. Dr. Balkanski has been a General Partner at Benchmark Capital, a venture capital firm, since April 2000. From August 1988 to April 2000, Dr. Balkanski was a co-founder and Chief Executive Officer of C-Cube Microsystems Inc., a digital video company. Dr. Balkanski holds a B.S. from Harvard College and an M.A. and a Ph.D. from Harvard University.

Kenneth A. Goldman has been a member of our board of directors since February 2005. Mr. Goldman has been the Senior Vice President Finance and Administration and Chief Financial Officer of Fortinet Inc., a provider of unified threat management solutions since September 2007. From November 2006 to August 2007, Mr. Goldman served as Executive Vice President and Chief Financial Officer of Dexterra, Inc., a provider of mobile enterprise software. From August 2000 until March 2006, Mr. Goldman served as Senior Vice President, Finance and Administration and Chief Financial Officer of Siebel Systems, Inc., a supplier of customer software solutions and services. From December 1999 to December 2003, Mr. Goldman served as an advisory council member of the Financial Accounting Standards Board Advisory Council. Mr. Goldman serves on the boards of directors of BigBand Networks, Inc., a provider of broadband multimedia infrastructure, Juniper Networks, Inc., an IP network solutions company, Leadis Technology Inc., a semiconductor company, and Starent Networks Corp., a provider of networking solutions. Mr. Goldman holds a B.S. in Electrical Engineering from Cornell University and an M.B.A. from the Harvard Business School.

Reed E. Hundt joined our board of directors in February 2007. Since 1998, he has acted as Co-Chairman of the Forum on Communications and Society at The Aspen Institute, a public policy organization, and as an independent advisor on information industries to McKinsey & Company, Inc., a management consulting firm. Mr. Hundt served as Chairman of the Federal Communications Commission from 1993 to 1997. Mr. Hundt currently serves on the board of directors of Intel Corporation. Mr. Hundt holds a B.A. in History from Yale University and a J.D. from Yale Law School.

Hugh C. Martin has been a member of our board of directors since July 2003. Since April 2004, Mr. Martin has served as Chairman and Chief Executive Officer of Pacific Biosciences, Inc., a biotechnology company. From September 2003 to April 2004, Mr. Martin acted as a consultant to Kleiner, Perkins, Caufield & Byers, a venture capital firm. From May 2002 to May 2003, Mr. Martin was a consultant to Ciena Corporation. From January 1998 to May 2002, Mr. Martin was the Chairman, President and Chief Executive Officer of ONI Systems Corporation, a fiber-optic communications equipment company. Mr. Martin holds a B.S.E.E. from Rutgers University.

Dan Maydan, Ph.D. has been a member of our board of directors since September 2001. From April 2003 to September 2005, Dr. Maydan served as the President Emeritus of Applied Materials, Inc., a company that manufactures semiconductor equipment, and was a member of its board of directors from June 1992 until March 2006. From December 1993 to April 2003, Dr. Maydan served as President of Applied Materials. Dr. Maydan serves on the boards of directors of Electronics for Imaging, Inc., a digital imaging and print management solutions company, and LaserCard Corporation, a secure ID solutions company. Dr. Maydan holds a B.S. and M.S. in Electrical Engineering from the Israel Institute of Technology and a Ph.D. in Physics from Edinburgh University of Scotland.

Carl Redfield has been a member of our board of directors since August 2006. Since September 2004, Mr. Redfield has served as Senior Vice President, New England executive sponsor, of Cisco Systems, Inc. From February 1997 through September 2004, Mr. Redfield served as Cisco’s Senior Vice President, Manufacturing and Logistics. From September 1993 until February 1997, Mr. Redfield served as Vice President of Manufacturing of Cisco. Mr. Redfield is a member of the board of directors of VA Software Corporation, an online media, software and e-commerce company. Mr. Redfield holds a B.S. in Materials Engineering from Rensselaer Polytechnic Institute and has completed post-graduate studies at the Harvard Business School.

Pradeep S. Sindhu, Ph.D. has been a member of our board of directors since September 2001. In February 1996, Dr. Sindhu co-founded Juniper Networks, Inc., an IP network solutions company, and served as its Chief Executive Officer and Chairman of its board of directors until September 1996. Since September 1996, Dr. Sindhu has served as Chief Technical Officer and Vice Chairman of the board of directors of Juniper Networks. Dr. Sindhu holds a B.S.E.E. from the Indian Institute of Technology in Kanpur, an M.S.E.E. from the University of Hawaii and a Masters in Computer Science and Ph.D. in Computer Science from Carnegie-Mellon University.

Board Composition

Independent Directors

Our board of directors is currently composed of 8 members. Messrs. Goldman, Hundt, Martin and Redfield and Drs. Balkanski, Maydan and Sindhu qualify as independent directors in accordance with the listing requirements of NASDAQ. The NASDAQ definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director, nor any of his family members, has engaged in various types of business dealings with us. In addition, as further required by the NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist that, in the opinion of our board of directors, would interfere with his exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities as they may relate to us and our management.

Selection Arrangements

Two of our current directors were elected pursuant to a voting agreement that we entered into with certain holders of our common and convertible preferred stock. The provisions of this voting agreement terminated upon the closing of our initial public offering, and there are no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or their earlier death, resignation or removal.

Classified Board

Our amended and restated certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. Commencing in 2008, a portion of our board of directors will be elected each year for three-year terms. Our board of directors is as follows:

•	Drs. Balkanski and Sindhu are designated Class I directors whose term will expire at the 2008 annual meeting of stockholders;

•	Messrs. Martin and Singh and Dr. Maydan are designated Class II directors whose term will expire at the 2009 annual meeting of stockholders; and

•	Messrs. Goldman, Hundt and Redfield are designated Class III directors whose term expires at the 2010 annual meeting of stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the number of authorized directors shall be determined from time to time by resolution of the board of directors. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as reasonably possible, each class will consist of one-third of the directors. The classification of the board of directors may have the effect of delaying or preventing changes in control of our company. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Lead Independent Director

Dr. Balkanski serves as our Lead Independent Director. In such role, among other things, he presides over all executive sessions at which only independent directors are present and serves as the board of directors’ spokesperson when communicating with our employees and stockholders, media and other third parties.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. Our board of directors and its committees set schedules to meet throughout the year and also can hold special meetings and act by written consent from time to time, as appropriate. The independent members of our board of directors also will hold separate executive session meetings regularly at which only independent directors are present, generally at the regularly scheduled meetings of the board of directors. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will report, as appropriate, their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with the NASDAQ standards described above. Each committee of our board of directors has a written charter approved by our board of directors. Copies of each charter are posted on our web site at http://www.infinera.com. The inclusion of our web site address in this prospectus does not include or incorporate by reference the information on our web site into this prospectus.

Audit Committee

The current members of the audit committee of our board of directors are Messrs. Goldman and Martin and Dr. Maydan, each of whom is independent under the rules and regulations of the SEC and the listing standards of NASDAQ. Mr. Goldman chairs our audit committee. In addition to qualifying as independent under the NASDAQ rules, each member of our audit committee can read and understand fundamental financial statements in accordance with NASDAQ Audit Committee requirements.

The audit committee of our board of directors reviews and monitors our corporate financial statements and reporting and our external audits, including, among other things, our internal controls and audit functions, the results and scope of the annual audit and other services provided by our independent registered public accounting firm and our compliance with legal matters that have a significant impact on our financial statements. Our audit committee also consults with our management and our independent registered public accounting firm prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. In addition, our audit committee is directly responsible for the appointment, retention, compensation and oversight of the work of our independent registered public accounting firm, including approving services and fee arrangements. All related party transactions are subject to approval by our audit committee.

Our board of directors has determined that Mr. Goldman is an “audit committee financial expert” as defined under SEC regulations and the NASDAQ listing standards. The designation does not impose on Mr. Goldman any duties, obligations or liability greater than that generally imposed on him as a member of our audit committee and our board of directors. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Compensation Committee

The current members of the compensation committee of our board of directors are Messrs. Hundt, Martin and Redfield. Mr. Hundt chairs the compensation committee. The compensation committee reviews, makes recommendations to the board of directors on and approves our compensation policies and all forms of compensation to be provided to our executive officers and directors, including, among other things, annual salaries, bonuses, equity, severance arrangements, change-of-control protections and any other compensatory arrangements (including, without limitation, perquisites and any other form of compensation). In addition, our compensation committee will administer our stock option plans, having the ability to grant stock options and other equity-based awards to individuals eligible for such grants (including our executive officers, but excluding the non-employee members of our board of directors). The compensation committee will also oversee the administration of other material employee benefit plans, including our 401(k) plan, and review and approve various other compensation policies and matters. Among the committee’s responsibilities are the preparation of the Compensation Discussion and Analysis and Compensation Committee Report required by the rules of the SEC. Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code and satisfies the NASDAQ independence requirements.

Nominating and Governance Committee

The current members of the nominating and governance committee of our board of directors are Messrs. Hundt and Redfield and Dr. Balkanski. Mr. Redfield chairs the nominating and governance committee. The nominating and governance committee reviews and reports to our board of directors on a periodic basis with regard to matters of corporate governance, and reviews, assesses and makes recommendations on the effectiveness of our corporate governance policies. In addition, our nominating and governance committee reviews and makes recommendations to our board of directors regarding the size and composition of our board of directors and the appropriate qualities and skills required of our directors in the context of the then-current make-up of our board of directors. This includes an assessment of each candidate’s independence, personal and professional integrity, financial literacy or other professional or business experience relevant to an understanding of our business, ability to think and act independently and with sound judgment, and ability to serve our stockholders’ long-term interests. These factors, and others as considered useful by our nominating and governance committee, are reviewed in the context of an assessment of the perceived needs of our board of directors at a particular point in time. As a result, the priorities and emphasis of our nominating and governance committee and of our board of directors may change from time to time to take into account changes in business and other trends, as well as the portfolio of skills and experience of current and prospective directors.

Our nominating and governance committee leads the search for, selects and recommends candidates for election to our board of directors. Consideration of new director candidates typically involves a series of committee discussions, review of information concerning candidates and interviews with selected candidates. Candidates for nomination to our board of directors typically have been suggested by other members of our board of directors or by our executive officers. From time to time, our nominating and governance committee may engage the services of a third-party search firm to identify director candidates. Our nominating and governance committee considers candidates proposed in writing by stockholders, provided such proposal meets the eligibility requirements for submitting stockholder proposals for inclusion in our next proxy statement and is accompanied by the required information about the candidate specified in our amended and restated bylaws. Candidates proposed by stockholders are evaluated by our nominating and governance committee using the same criteria as for all other candidates.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics. The code applies to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants. The full text of our code of business conduct and ethics is posted on our web site at http://www.infinera.com. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our web site identified above. The inclusion of our web site address in this prospectus does not include or incorporate by reference the information on our web site into this prospectus.

Compensation Committee Interlocks and Insider Participation

The compensation committee of the board of directors currently consists of Messrs. Martin and Redfield and Dr. Balkanski. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our amended and restated certificate of incorporation or amended and restated bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of that director or officer occurring prior to that amendment or repeal. Our amended and restated bylaws also provide that we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have obtained and continue to maintain such a directors’ and officers’ liability insurance policy. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors or executive officers for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Director and Executive Compensation

Director Compensation

During 2006, each of our non-employee directors who was not a significant stockholder or affiliated with a significant stockholder of ours received an initial stock option award to purchase 75,000 shares of our common stock upon such director becoming a member of our board of directors, plus an additional annual stock option award of 18,750 shares. Furthermore, such directors received an option award of 12,500 shares if they served on our audit committee or compensation committee and an additional 6,250 shares if they served as chairman of our audit committee.

Beginning with the first day of our third fiscal quarter, each non-employee member of our board of directors was entitled to receive an annual retainer of $20,000 and fees of $2,000 per meeting attended in person and $1,000 per meeting attended telephonically. Our lead independent director will receive an additional annual retainer of $10,000. In addition, each non-employee director serving on our audit committee, compensation committee and nominating and governance committee was entitled to fees of $1,000 per meeting attended in person or telephonically, and the chair of each such committee was entitled to additional fees of $1,000, $500 and $500, respectively, per meeting attended in person or telephonically.

Non-employee directors were entitled to an initial stock option award to purchase 50,000 shares of our common stock upon such director becoming a member of our board of directors. Each initial option will become exercisable for the shares in 48 equal monthly installments. Each year thereafter, each non-employee director will receive an annual stock option award to purchase 12,500 shares of our common stock on the date of our annual stockholders meeting, each of which will vest in 12 equal monthly installments. All such options will be granted at the fair market value on the date of the award.

The following table sets forth the annual director compensation paid or accrued by us to individuals who were directors during any part of 2006. The table excludes Mr. Singh and Dr. Welch who are named executive officers and who did not receive any compensation from us in their roles as directors in 2006. Dr. Welch’s term as a director ended on November 20, 2006.

Director Compensation

For Year Ended December 31, 2006

Name	Option Awards (1) ($)	Options(#)	Grant Date Fair Value of Option Awards ($)
Alexandre Balkanski, Ph.D.	$—	—	$—
Gregory Galanos (2)	—	—	—
Kenneth A. Goldman	5,350	37,500	43,650
Vinod Khosla (2)	—	—	—
Hugh C. Martin	8,999	43,750	50,925
Dan Maydan, Ph.D.	2,804	18,750	21,825
Drew D. Perkins (3)	—	—	—
Carl Redfield	7,409	75,000	87,300
Thurman J. Rodgers, Ph.D.(4)	507	—	—
Pradeep S. Sindhu, Ph.D.	5,549	18,750	21,825

(1)	The value reported above in the “Option Awards” column is the amount we expensed during 2006 for each director’s option award calculated in accordance with SFAS No. 123(R). All awards were granted under our 2000 Stock Plan.
(2)	The terms of Messrs. Galanos and Khosla as directors ended on November 20, 2006.
(3)	Mr. Perkins did not receive any options for his role as a director, and his term as a director ended on November 21, 2006.
(4)	Dr. Rodgers’ term as a director ended on August 16, 2006.

Executive Compensation

COMPENSATION DISCUSSION AND ANALYSIS

For Named Executive Officers

Overview—Compensation Objectives

Our compensation and benefits programs seek to attract and retain our senior executives and to motivate them to pursue our corporate objectives. Through our annual goal setting process, individual objectives are aligned with organizational objectives. We evaluate and reward our executive officers based on their willingness to take a leadership position in improving our internal structures and processes and their ability to identify and exploit opportunities to grow our business. In addition, at the beginning of each year, our compensation committee establishes specific goals and objectives for compensating our employees, including our named executive officers.

Specifically, we have created a compensation program that has a mix of short- and long-term components, cash and equity elements and fixed and contingent payments in the proportions we believe will provide the proper incentives, reward our senior management team and help us achieve the following goals:

•	foster a goal oriented, highly-motivated management team whose participants have a clear understanding of business objectives and shared corporate values;

•	allocate company resources most effectively in the development of market-leading technology and products;

•	control costs in each facet of our business to maximize our efficiency;

•	enable us to attract, retain and motivate a world class leadership team; and

•	achieve internal equity across our organization.

Our executive compensation program has been targeted at below median cash compensation and equity compensation at or above the median. With the relatively large equity weighting, this approach seeks to reward our executive officers when we achieve our goals and objectives and generate stockholder returns. At the same time, if our corporate goals are not achieved, a significant portion of the compensation for our key managers is at risk. In this way, our executive compensation is aligned with the interests of our stockholders.

Role of Our Compensation Committee

Our compensation committee approves, administers and interprets our executive compensation and benefit policies. Our compensation committee was appointed by our board of directors, and consists entirely of directors who are “outside directors” for purposes of Section 162(m) of the Internal Revenue Code and “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. Our compensation committee is comprised of Messrs. Martin and Redfield and Dr. Balkanski, and is chaired by Dr. Balkanski.

Our compensation committee has taken the following steps, in consultation with Compensia, a compensation consulting firm that our compensation committee retained, to ensure that our executive compensation and benefit programs are consistent with both our compensation philosophy and our corporate governance guidelines:

•	evaluated our compensation practices and assisted in developing and implementing the executive compensation program and philosophy;

•

with input from our management team, developed a competitive peer group composed of public networking equipment companies and performed analyses of competitive performance and compensation levels for us and each of our competitive companies;

•

developed recommendations with regard to executive compensation structures based on targeting a competitive level of pay as measured against the peer group of companies that were reviewed and approved by our compensation committee and board of directors;

•

established a practice, in accordance with the rules of NASDAQ, of prospectively reviewing the performance and determining the compensation earned, paid or awarded to our chief executive officer independent of input from him;

•

established a policy, in accordance with the rules of NASDAQ, to review on an annual basis the performance of our other executive officers with assistance from our chief executive officer and determining what we believe to be appropriate total compensation based on competitive levels as measured against our peer group; and

•	established a policy to specify grant dates for both new hire and annual retention equity awards as a public company.

Competitive Market Review

The market for experienced management is highly competitive in our industry. We aim to attract and retain the most highly qualified executives to manage each of our business functions. In doing so, we aim to draw upon a pool of talent that is highly sought after by both large and established networking equipment and transport companies in our geographic area and by other competitive companies in development or early stage phases. Established organizations in our industry seek to recruit top talent from emerging companies in the sector just as smaller organizations look to attract and retain the best talent from the industry as a whole. The competition for technical and commercial skills is fierce across the sector and we expect it to remain high for the foreseeable future.

We must match market cash compensation levels and satisfy the day-to-day financial requirements of our candidates through competitive base salaries and cash bonuses. We also compete for key personnel on the basis of our vision of future success; our culture and company values; the cohesiveness and productivity of our teams; and the excellence of our technical and management personnel. In all of these areas, we compete with other emerging networking equipment/optical transport companies. In order to succeed in attracting and retaining top executive talent, we continuously draw upon surveys presented by Compensia, as well as other nationally recognized surveys. Our management and compensation committee review data that analyzes various cross-sections of our industry, as well as relevant geographical areas.

Market Benchmarks: How We Define Our Market and How We Use Market Compensation Data

In 2006, Compensia conducted an executive total compensation review that compares our executive’s total compensation levels to those of other executives at our peer companies. Compensia works directly with the compensation committee and management to interpret the results, make certain specific and general recommendations and assist in setting compensation levels for our executive officers.

Defining the Market. For 2006, we used two market references to compare our total compensation practices for our executives and levels to those in the market:

•	Select Peer Group. We benchmarked our compensation levels for our executives against 17 companies, including a mix of publicly-traded U.S. networking and optical transport companies; and

•

Radford High Technology Industry Report by Aon Consulting. We reviewed and considered 166 companies with revenue between $200 million and $500 million that were part of a national survey of executive compensation levels and practices that covers approximately 80 positions in over 700 organizations.

Our peer group for benchmarking purposes consisted of the following companies:

• Acme Packet, Inc.	• Juniper Networks, Inc.
• Agilent Technologies, Inc.	• Motorola, Inc.
• Broadcom Corporation	• Polycom, Inc.
• Ciena Corporation	• QUALCOMM Incorporated
• Cisco Systems, Inc.	• Redback Networks, Inc.
• F5 Networks, Inc.	• Riverbed Technology, Inc.
• Foundry Networks, Inc.	• Sonus Networks, Inc.
• Isilon Systems, Inc.	• Tellabs, Inc.
• JDS Uniphase Corporation

Determining Market Levels and Specific Comparisons. We compare our practices and levels by each compensation component, by target annual cash compensation, which includes base salary and target annual incentive opportunity, and by total direct compensation, including base salary, target annual incentive opportunity and annual equity compensation components. The competitive comparisons made in this process are used to determine our approximate position relative to the appropriate market benchmark by compensation component and in the aggregate.

Executive Compensation Program

Components of our Compensation Program

Our performance-driven compensation program consists of five components:

•	base salary;

•	annual cash bonuses;

•	equity-based incentives;

•	benefits; and

•	severance/termination protection.

We chose to build our executive compensation program around each of the above elements because each individual component is useful in achieving one or more of the objectives of the program and we believe that, together, they have been and will continue to be effective in achieving our overall objectives. We utilize short-term compensation, including base salary and cash bonuses, to motivate and reward our key executives in accordance with our “pay for performance” philosophy. We are in the process of implementing and systematizing our review process, with the objective of measuring and providing feedback on individual performance as it relates to the goals we wish to achieve for the company as a whole and the employee individually.

Basis for our Compensation Program

We have an annual goal setting process that is open and collaborative in nature. Executive team members establish their functional objectives taking into account overall corporate goals and incorporating the feedback and commentary of their senior management colleagues and the board of directors. Towards the end of each calendar year, we engage in our annual goal setting process driven by our chief operating officer. In line with established financial objectives, each functional vice president who reports directly to our chief executive officer, submits departmental goals in support of that plan which are then consolidated by our chief operating officer. A meeting is convened and these same vice presidents attend and present their goals to their colleagues for comment and approval. Ultimately, our chief executive officer has final authority with respect to the goals that are established through this process.

To more successfully promote a team-oriented approach to company performance, each executive’s annual incentive compensation is based on achievement against the same company performance objectives. We establish one set of company performance-oriented goals against which the entire management team is measured for purposes of determining annual incentive compensation. Annual incentive compensation is paid based on the average of percentage achievement against each of the corporate goals. We see this approach to our annual incentive compensation as an integral part of our culture of collaborative, team-oriented management. Individual performance and achievement against individual goals and objectives is only taken into account in setting base salaries and annual equity awards. The value of equity awards made to our senior executives will vary in value based on our stock price performance. Our senior executives’ total compensation may vary significantly from year-to-year based on company and individual performance.

Weighting of Elements in our Compensation Program

The use and weight of each compensation element is based on a subjective determination by the compensation committee of the importance of each element in meeting our overall objectives. In general, we seek to put a significant amount of each executive’s total potential compensation “at risk” based on corporate and individual performance. As a result, compensation paid in the form of base salary and benefits represented less than half of each continuing executive’s potential total compensation at target performance levels for 2007. We believe that, as is common in the technology sector, stock option and other equity-based awards are the primary compensation-related motivator in attracting and retaining employees and that salary and bonus levels are secondary considerations to many employees.

Base Salary. Base salary will typically be used to recognize the experience, skills, knowledge and responsibilities required of each executive officer, as well as competitive market conditions. In establishing the 2007 base salaries of our named executive officers, our compensation committee took into account a number of factors, including the executive’s seniority, position and functional role and level of responsibility. For executives hired in 2006, we considered the base salary of the individual at his or her prior employment and any unique personal circumstances that motivated the executive to leave that prior position and join our company. In addition, in both cases we considered the competitive market for corresponding positions within comparable geographic areas and industries. For 2006 and 2007, base salaries for our senior executives were and are generally positioned below the median of our peer companies, consistent with our philosophy of linking total reward with performance objectives of the company.

The base salary of our named executive group will be reviewed on an annual basis and adjustments will be made to reflect performance-based factors, as well as competitive conditions. We will not apply specific formulas to determine increases. Generally, executive salaries will be adjusted effective January 1 of each year.

Bonuses. Annual performance bonuses for our executive officers are based on the achievement of company annual goals and objectives and are paid in cash. These objectives may change from year-to-year as the company continues to evolve and different priorities are established, but are subject to the review and approval of the compensation committee. Awards under our bonus programs are based on a thorough quantitative and qualitative review of all the facts and circumstances related to company performance when determining each individual’s annual bonus. The compensation committee approves the annual incentive award for the chief executive officer. For all other executive officers, the compensation committee approves the annual incentive award with input from the chief executive officer.

During 2006, we introduced for the first time a management bonus plan which was applicable only to the second half of that year. Bonus targets were tied to revenue and gross margin. There were two levels of bonus dependent upon job title. The chief executive officer and all non-sales vice presidents could achieve 15% of base salary as a bonus for 100% achievement of goals for the second half of 2006 only. For all non-sales employees with a job title at Director level, the target bonus was 7.5% of 2006 base salary. For 2006, there was no maximum on these bonus amounts. For Mr. Chandler, our Vice President of Global Sales, a different variable compensation arrangement was put in place for 2006 that applied to all employees within the sales organization and that was in the form of a commission plan with targets based on invoiced shipments. This directly linked Mr. Chandler’s earnings to the key sales related metric and aligned him directly with the rest of the sales team. This variable compensation arrangement provided for Mr. Chandler to be paid a percentage of his base salary as a bonus based on customer orders that were received by us prior to December 31, 2006, and shipped by us and accepted by the customer on or prior to January 31, 2007. The percentage paid to Mr. Chandler was determined so as to provide Mr. Chandler with a compensation payment equal to his base salary upon the achievement of a pre-determined shipment and acceptance threshold or a percentage of his base salary upon the achievement of a percentage of the shipment and acceptance threshold. This arrangement also provided for Mr. Chandler to be paid two times this predetermined percentage for all customer orders that were shipped and accepted by the customer prior to January 31, 2007 above one hundred percent and up to one hundred and twelve and one half percent (112.5%) of the predetermined base shipment and acceptance threshold and for Mr. Chandler to be paid three times this percentage for the amount of all customer orders that were shipped and accepted by the customer prior to January 31, 2007 above one hundred and twelve and one half percent (112.5%) of the predetermined base shipment and acceptance amount. Further details of the actual bonus payouts can be reviewed in the table titled “Summary Compensation Table.”

Under our 2007 Executive Bonus Plan, the corporate objectives for bonuses are a combination of financial related measures. The payouts under the bonus plan will be capped at 200% of targeted bonuses. Failure to achieve threshold performance against operating profit as adjusted for certain items, regardless of the achievement against other measures, will result in no bonus being paid. For 2007, the following target bonus percentages, as a percentage of base salary, will apply: Mr. Singh—100%, Mr. Williams—50%, Mr. McCarthy—40% and Dr. Welch—40%. The targets for our officer bonuses are tied to four financial metrics—invoiced shipments, gross margin on invoiced shipments, cash from operations and operating income based on invoiced shipments—and have been set to be challenging to achieve. In the future, cash bonuses are expected to be paid in a single installment during the month of February of the year following the measurement year.

Equity-based incentives. We believe that strong long-term corporate performance is achieved with a corporate culture that encourages long-term performance by our executive officers through the use of stock-based awards. Our equity incentive plans have been established to provide certain of our employees, including our executive officers, with incentives to help align those employees’ interests with the interests of our stockholders. We have not adopted stock ownership guidelines, and, other than for our co-founders, our equity incentive plans have provided the principal method for our executive officers to acquire equity or equity-linked interests in our company. Prior to this offering, we granted equity awards under our 2000 Stock Plan. In connection with our initial public offering, our board of directors has adopted a 2007 Equity Incentive Plan, which permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and other stock-based awards. Our equity awards are designed to align management’s performance objectives with the interests of our stockholders. Our compensation committee grants equity awards to key executives in order to enable them to participate in the long-term appreciation of our stockholder value, while reducing or eliminating the economic benefit of such awards in the event we do not perform well. Additionally, to the extent that stock options and other equity awards are given in the form of option grants these provide an important retention tool for key executives, as they are in almost all cases subject to vesting over an extended period of time.

In general, stock options for executive officers are granted annually in connection with our annual performance review in May of each year and are subject to vesting based on the executive’s continued service. Most new hire option grants vest over a four year period with 25% vesting after the first twelve months of service and the remainder vesting ratably each month thereafter over the next three years. Annual option grants also vest over a four year period and vest ratably each month subject to continued service through each vesting date. All options are granted at the fair market value on the date of grant. Our compensation committee will consider alternative forms of equity, such as performance shares, restricted stock units or restricted stock awards, and alternative vesting strategies based on the achievement of milestones when we become a public reporting company.

The size and terms of the initial option grant made to each executive officer upon joining the company are primarily based on competitive conditions applicable to the executive officer’s specific position. In addition, the compensation committee considers the number of options owned by other executives in comparable positions within our company using a blended model that considers options awarded as a percentage of shares outstanding and the aggregate value for each option grant. For 2006, the compensation committee recommended to the board of directors the annual equity-based incentive award for our chief executive officer. For all other executive officers in 2006, the compensation committee’s recommendations were made with input from the chief executive officer.

The compensation committee has established stock option targets for specified categories of executive officers.

We use a number of methodologies to make external comparisons when we set the number of options to be granted to each executive officer. On an individual basis, we compare the fair value of the grant to those to executives made at peer companies using a Black-Scholes valuation for equity awards that is consistent with SFAS 123(R), and the number of option shares granted by position as a percentage of total common shares outstanding. We believe these comparisons provide important additional context for comparing the competitiveness of our equity-based compensation practices versus the market.

The annual performance equity awards we make to our executive officers will be driven by our sustained performance over time, our executive officers’ ability to impact our results that drive stockholder value, their organization level, their potential to take on roles of increasing responsibility, and competitive equity award levels for similar positions and organization levels in comparable companies. Equity forms a key part of the overall compensation for each executive officer and will be considered each year as part of the annual performance review process and incentive payout calculation.

During 2006, our board of directors granted stock options to our executive officers based upon the recommendations of our compensation committee in connection with our annual performance stock option grant process. All of these grants were made during meetings of our board of directors. The exercise price of options was determined by our board or directors after taking into account a wide variety of factors, including external valuation reports received from our independent valuation firms; the pricing of our most recently completed convertible preferred stock financing; the quality and growth of our management team; and market comparables within our industry. Since the closing of our initial public offering, our compensation committee typically grants options for new hires on a monthly basis on the first business day of the month. All equity awards to our employees, including executive officers, and to our directors have been granted and reflected in our consolidated financial statements, based upon the applicable accounting guidance, with the exercise price equal to the fair market value on the grant date based on the valuation determined by our board of directors with the assistance of our independent valuation firms.

Benefits. We provide the following benefits to our named executive officers, generally on the same basis provided to all of our employees:

•	health, dental insurance and vision;

•	life insurance;

•	employee stock purchase plan;

•	employee assistance plan;

•	medical and dependant care flexible spending account;

•	short-and long-term disability, accidental death and dismemberment; and

•	a 401(k) plan.

We believe these benefits are consistent with companies with which we compete for employees.

Severance Compensation & Termination Protection. We have entered into change of control agreements with each of our vice president level officers and above. Our chief executive officer, chief financial officer and chief operating officer will receive the following benefits if we undergo a change of control transaction and such officer is terminated without cause or is constructively terminated within 12 months following the change of control, subject to the individual’s prior execution of a general release in our favor:

•	50% of the shares subject to the new hire option grant or stock award made to such officer will vest;

•	100% of the unvested shares of each subsequent option or stock award will vest; and

•	the officer will be paid a lump sum equal to 12 months of base salary and will be provided with up to 12 months of COBRA.

Our other vice president level officers and above will receive the following benefits if we undergo a change of control transaction and such officer is terminated without cause or is constructively terminated within 12 months following the change of control, subject to the individual’s prior execution of a general release in our favor:

•	50% of the shares subject to the new hire option grant or stock award made to such officer will vest;

•	50% of the unvested shares of each subsequent option or stock award will vest; and

•	the officer will be paid a lump sum equal to six months of base salary plus up to six months of COBRA.

Accounting and Tax Considerations

Internal Revenue Code Section 162(m) limits the amount that we may deduct for compensation paid to our chief executive officer and to each of our four most highly compensated officers to $1,000,000 per person, unless certain exemption requirements are met. Exemptions to this deductibility limit may be made for various forms of “performance-based” compensation. In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. Under certain regulations, option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and in the past we have granted options that we believe met those requirements. While the compensation committee cannot predict how the deductibility limit may impact our compensation program in future years, the compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. While the compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our chief executive officer and our four most highly compensated officers, the compensation committee intends to consider tax deductibility under Rule 162(m) as a factor in compensation decisions.

Summary Compensation Table

The following table provides information regarding the compensation of our principal executive officer, principal financial officer, former principal financial officer and each of the next three most highly compensated executive officers during our year ended December 31, 2006. We refer to these executive officers as our “named executive officers.”

Name and Principal Position	Salary($)	Option Grants ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)		All Other Compensation ($)		Total ($)
Jagdeep Singh President and Chief Executive Officer	$200,000	$44,572	$32,526		$—		$277,098
Duston M. Williams(4) Chief Financial Officer	129,808	44,856	40,657		—		215,321
William R. Zerella(5) former Chief Financial Officer	142,109	—	—		125,000	(3)	267,109
Scott A. Chandler Vice President, Worldwide Sales	225,000	7,429	984,946	(6)	—		1,217,375
Michael O. McCarthy III Vice President and General Counsel	230,000	11,886	37,405		—		279,291
David F. Welch, Ph.D. Chief Marketing and Strategy Officer	200,000	22,286	32,526		—		254,812

(1)	Amounts represent the aggregate expense recognized for financial statement reporting purposes in 2006, calculated in accordance with SFAS No. 123(R), for awards of stock options to our named executive officers. See Note 1 of Notes to Consolidated Financial Statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.
(2)	The amounts in this column represent total performance-based bonuses earned for services rendered during 2006 under our 2006 Executive Bonus Plan, in which all executives who do not receive sales commissions participate. During 2006, we introduced the bonus plan which was applicable only to the second half of that year. Bonus targets were set related to revenue and margin, which were the key metrics in support of the business plan in effect at that time. 50% of the bonus was based on our performance relative to our revenue plan and the other 50% of the bonus was based on our performance relative to our gross margin plan. Payment of any bonus was contingent on our having achieved both (i) at least 80% of our revenue plan and (ii) at least 80% of our gross margin plan. Target bonus for each named executive officer was 15% of base salary. Bonuses earned in 2006 are anticipated to be paid in April 2007.
(3)	This amount represents the amount paid to Mr. Zerella as severance in connection with his termination of employment. See the section titled “Separation Agreement” for a discussion of Mr. Zerella’s severance arrangement.
(4)	Mr. Williams became our chief financial officer in June 2006.
(5)	Mr. Zerella left Infinera in July 2006.
(6)	Mr. Chandler earned this amount during 2006 solely through sales commissions related to certain individual performance targets. $158,633 of Mr. Chandler’s non-equity incentive plan compensation was based on individual performance targets set in 2006 for which payment was contingent on shipments made in January 2007 and was paid in February 2007.

Grants of Plan-Based Awards

The following table provides information regarding grants of plan-based awards to each of our named executive officers during the year ended December 31, 2006.

Grants of Plan-Based Awards For Year Ended December 31, 2006

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Grant Date	All Other Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards(3)
Name	Threshold(1)	Target($)(2)
Jagdeep Singh (4) President and Chief Executive Officer	$24,000	$30,000	8/8/2006 8/8/2006	50,000 325,000	$2.00 2.00	$58,200 378,300
Duston M. Williams (5) Chief Financial Officer	30,000	37,500	8/8/2006 8/8/2006	50,000 325,000	2.00 2.00	58,200 378,300
William R. Zerella former Chief Financial Officer	—	—	—	—	—	—
Scott A. Chandler (6) Vice President, Worldwide Sales	—	225,000	8/8/2006 8/8/2006	50,000 12,500	2.00 2.00	58,200 14,550
Michael O. McCarthy III Vice President and General Counsel	27,600	34,500	8/8/2006 8/8/2006	50,000 50,000	2.00 2.00	58,200 58,200
David F. Welch, Ph.D. Chief Marketing and Strategy Officer	24,000	30,000	8/8/2006 8/8/2006	137,500 50,000	2.00 2.00	160,050 58,200

(1)	The threshold payments under our 2006 Executive Bonus Plan were set at 12% of each named executive officer’s base salary. Please see the Summary Compensation Table above for the amounts our named executive officers earned under the 2006 Executive Bonus Plan.
(2)	The target payments under our 2006 Executive Bonus Plan were set at 15% of each named executive officer’s base salary. Please see the Summary Compensation Table above for the amounts our named executive officers earned under the 2006 Executive Bonus Plan.
(3)	Amounts reflect the total fair value of stock options granted in 2006, calculated in accordance with SFAS No. 123(R).
(4)	The stock option award to Mr. Singh was in recognition of his duties and responsibilities as our President and Chief Executive Officer.
(5)	The stock option award to Mr. Williams reflects his new hire grant.
(6)	Mr. Chandler was compensated under our sales commission plan, not under our 2006 Executive Bonus Plan. Under our sales commission plan, there was no threshold or maximum commission for Mr. Chandler to earn. The target payment under the sales commission plan was set at 100% of Mr. Chandler’s base salary if we hit our invoiced shipment target for 2006.

Outstanding Equity Awards at December 31, 2006

The following table presents certain information concerning outstanding equity awards held by each of our named executive officers at December 31, 2006.

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable(#)		Number of Securities Underlying Exercised Options That Have Not Vested(#)		Option Exercise Price($)	Option Expiration Date
Jagdeep Singh	75,757	(1)			$1.32	11/27/2015
President and Chief Executive Officer	199,242	(2)			1.32	11/27/2015
	50,000	(3)			2.00	8/7/2016
	325,000	(4)			2.00	8/7/2016
			60,306	(5)
			111,568	(5)

Duston M. Williams	50,000	(6)			2.00	8/7/2016
Chief Financial Officer	325,000	(7)			2.00	8/7/2016

William R. Zerella	—		—		—
former Chief Financial Officer

Scott A. Chandler	33,750	(8)			1.84	5/15/2013
Vice President, Worldwide Sales	15,000	(9)			2.24	7/5/2014
	17,500	(10)			0.76	2/1/2015
	66,250	(11)			1.32	11/27/2015
	50,000	(12)			2.00	8/7/2016
	12,500	(13)			2.00	8/7/2016

Michael O. McCarthy III	5,937	(14)			1.84	5/15/2013
Vice President and General Counsel	3,750	(15)			2.24	7/5/2014
	26,515	(16)			1.32	11/27/2015
	35,985	(17)			1.32	11/27/2015
	50,000	(18)			2.00	8/7/2016
	50,000	(19)			2.00	8/7/2016
			37,761	(20)

David F. Welch, Ph.D.	137,500	(21)			2.00	8/7/2016
Chief Marketing and Strategy Officer	50,000	(22)			2.00	8/7/2016
			60,306	(23)
			42,818	(23)
			48,926	(24)
			20,500	(24)

(1)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 26,830 shares were fully vested and 48,927 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(2)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 70,565 shares were fully vested and 128,677 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(3)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 6,250 shares were fully vested and 43,750 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(4)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 40,625 shares were fully vested and 284,375 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(5)	Shares of common stock acquired pursuant to the early exercise of options, but which are unvested and, therefore, subject to our right to repurchase as of December 31, 2006. Our right to repurchase is at a price per share of $0.76.
(6)

The option is subject to an early exercise provision and is immediately exercisable. The option vests as to 1/4th of the shares of the underlying common stock on the first anniversary of the vesting commencement date and 1/48th of the shares of underlying common stock monthly thereafter. As of December 31, 2006, no shares were fully vested and 50,000 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(7)

The option is subject to an early exercise provision and is immediately exercisable. The option vests as to 1/4th of the shares of the underlying common stock on the first anniversary of the vesting commencement date and 1/48th of the shares of underlying common stock monthly thereafter. As of December 31, 2006, no shares were fully vested and 325,000 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(8)

The option is subject to an early exercise provision and is immediately exercisable. The option vests as to 1/4th of the shares of the underlying common stock on the first anniversary of the vesting commencement date and 1/48th of the shares of underlying common stock monthly thereafter. As of December 31, 2006, 30,234 shares were fully vested and 3,516 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(9)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 9,687 shares were fully vested and 5,313 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(10)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 9,114 shares were fully vested and 8,386 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(11)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 23,463 shares were fully vested and 42,787 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(12)

The option is subject to early exercise provisions and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 6,250 shares were fully vested and 43,750 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(13)

The option is subject to early exercise provisions and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 1,562 shares were fully vested and 10,938 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(14)

The option is subject to an early exercise provision and is immediately exercisable. The option vests as to 1/4th of the shares of the underlying common stock on the first anniversary of the vesting commencement date and 1/48th of the shares of underlying common stock monthly thereafter. As of December 31, 2006, 2,969 shares were fully vested and 2,969 will vest ratably over the remainder of the vesting period, subject to continued service to us.

(15)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 2,500 shares were fully vested and 1,250 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(16)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 1,657 shares were fully vested and 24,858 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(17)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 6,155 shares were fully vested and 29,830 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(18)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 7,292 shares were fully vested and 42,709 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(19)

The option is subject to an early exercise provision and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 7,292 shares were fully vested and 42,709 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(20)	Shares of common stock acquired pursuant to the early exercise of options, but which are unvested and, therefore, subject to our right of repurchase as of December 31, 2006. Our right of repurchase is at a price per share of $0.76.
(21)

The option is subject to early exercise provisions and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 17,187 shares were fully vested and 120,313 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(22)

The option is subject to early exercise provisions and is immediately exercisable. The option vests monthly as to 1/48th of the shares of the underlying common stock. As of December 31, 2006, 6,250 shares were fully vested and 43,750 shares will vest ratably over the remainder of the vesting period, subject to continued service to us.

(23)	Shares of common stock acquired pursuant to the early exercise of options, but which are unvested and, therefore, subject to our right to repurchase as of December 31, 2006. Our right to repurchase is at a price per share of $0.76.
(24)	Shares of common stock acquired pursuant to the early exercise of options, but which are unvested and, therefore, subject to our right to repurchase as of December 31, 2006. Our right to repurchase is at a price per share of $1.32.

Option Exercises and Restricted Stock Vesting During 2006

The following table presents certain information on an aggregated basis concerning the exercise of options by, and vesting of restricted stock held by, each of our named executive officers during 2006.

	Option Awards
Name	Number of Shares Acquired on Exercise(#)		Value Realized on Exercise($)(1)
Jagdeep Singh President and Chief Executive Officer	—		$—
Duston M. Williams Chief Financial Officer	—		—
William R. Zerella former Chief Financial Officer	107,811		1,319,607
Scott A. Chandler Vice President, Worldwide Sales	—		—
Michael O. McCarthy III Vice President and General Counsel	129,061	(2)	1,520,820
David F. Welch, Ph.D. Chief Marketing and Strategy Officer	107,499	(3)	1,255,588

(1)	The aggregate dollar amount realized upon the exercise of an option represents the difference between the aggregate market price of the shares of our common stock underlying that option on the date of exercise, which we have assumed to be $13.00 per share, our initial public offering price, and the aggregate exercise price of the option.
(2)	As of December 31, 2006, 37,760 of the 129,061 shares with a value of $490,880, based on $13.00 per share, our initial public offering price, are unvested and subject to repurchase by us at a price per share of $0.76.
(3)	As of December 31, 2006, 89,583 of the 107,499 shares with a value of $1,164,579, based on $13.00 per share, our initial public offering price, are unvested and subject to repurchase by us at a price per share of $1.32.

Offer Letters

We are party to the following agreements contained in employment offer letters with our named executive officers.

Duston M. Williams

On May 1, 2006, Mr. Williams executed our written offer of employment to serve as our Vice President and Chief Financial Officer. The written offer of employment, which has been partially superceded by the change of control severance agreement we entered into with Mr. Williams, specifies that Mr. Williams’ employment with us is “at will.” The offer letter provides for an annual base salary of $250,000 and on August 8, 2006 we granted Mr. Williams an option to purchase an aggregate of 375,000 shares of our common stock. The option vests 1/4th on the one year anniversary of the June 19, 2006 vesting commencement date and then 1/48th  per month thereafter. The letter also provides Mr. Williams with certain severance and change of control benefits. See the section titled “Potential Payments Upon Termination or Change in Control” below.

Scott A. Chandler

On February 26, 2003, Mr. Chandler executed our written offer of employment, which has been superceded by the change of control severance agreement we entered into with Mr. Chandler, to serve as our Vice President, Sales for North America. In November 2004, Mr. Chandler was promoted to the position of Vice President, Worldwide Sales. The written offer of employment specifies that Mr. Chandler’s employment with us is “at will.” The offer letter provides for an annual base salary of $200,000, a signing bonus of $10,000, a performance bonus of $10,000 per year, and a grant of an option to purchase 33,750 shares of our common stock. The option vests 1/4th on the one year anniversary of the May 15, 2003 vesting commencement date and then 1/48th per month thereafter.

Michael O. McCarthy III

On January 16, 2003, Mr. McCarthy executed our written offer of employment to serve as our Vice President and General Counsel. The written offer of employment, which has been superceded by the change of control severance agreement we entered into with Mr. McCarthy, specifies that Mr. McCarthy’s employment with us is “at will.” The offer letter provides for an annual base salary of $230,000 and a grant of options to purchase 47,500 shares of our common stock. The option vests 1/4th on the one year anniversary of the May 5, 2003 vesting commencement date and then 1/48th per month thereafter. See the section titled “Potential Payments Upon Termination or Change in Control” below.

Separation Agreement

William R. Zerella

Mr. Zerella’s employment terminated as our chief financial officer on July 1, 2006. On June 29, 2006, we entered into a separation agreement and general release with Mr. Zerella pursuant to which we agreed to make a lump sum cash payment to Mr. Zerella of $125,000. Also as part of this agreement, we agreed to accelerate the vesting of approximately one-third of Mr. Zerella’s unvested stock options, 28,125 of his then 84,978 unvested and outstanding options, and to extend Mr. Zerella’s ability to exercise his stock options until December 31, 2006. In 2006, Mr. Zerella exercised all of the 107,811 vested shares pursuant to his options. We also agreed to continue to pay for Mr. Zerella’s health benefits until the earlier of (i) the date of his full-time employment with another entity; and (ii) December 31, 2006. Receipt of these benefits was made contingent upon Mr. Zerella’s execution of a general release of claims against us, which we obtained. Such payments and benefits had a value of:

Termination of Employment
Compensation and Benefits	Separation Agreement($)
Cash	$125,000
Equity Acceleration(1)	344,250
Health Care Benefits(2)	—

(1)	28,125 shares of common stock subject to Mr. Zerella’s options were accelerated under the terms of his separation agreement. The amount indicated in the table is calculated as the spread value of the options subject to accelerated vesting on December 31, 2006 but assuming a price per share of $13.00, our initial offering price.
(2)	We did not pay any COBRA health benefits for Mr. Zerella.

Potential Payments Upon Termination or Change in Control

We have entered into change of control agreements and/or maintain employee benefits plans that require specific payments and/or benefits to be provided to the following named executive officers in the event of termination of employment. The following tables describe the payments and/or benefits which are owed by us to each of our named executive officers upon termination of employment in the following situations and for the following reasons described below. The terms “Cause,” “Constructively Terminated” and “Change of Control” have the meanings set forth in the relevant agreements.

Jagdeep Singh

On October 28, 2004, we granted Mr. Singh options to purchase an aggregate of 374,999 shares of common stock. The options vest 1/48th per month over a four year period. Under the terms of our change of control agreement with Mr. Singh, if, within a one-year period after a Change of Control, Mr. Singh is terminated without Cause or Constructively Terminated, then Mr. Singh would be entitled to acceleration of 100% of the unvested shares underlying these option grants.

On November 28, 2005, we granted Mr. Singh options to purchase an aggregate of 274,999 shares of common stock. The options vest 1/48th per month over a four-year period from the July 26, 2005 vesting commencement date. Under the terms of our change of control agreement with Mr. Singh, if, within a one-year period after a Change of Control, Mr. Singh is terminated without Cause or Constructively Terminated, then Mr. Singh would be entitled to acceleration of 100% of the unvested shares underlying these option grants.

On August 8, 2006, we granted Mr. Singh options to purchase an aggregate of 375,000 shares of common stock. The options vest 1/48th per month from the June 29, 2006 vesting commencement date. Under the terms of the change of control agreement, if Mr. Singh is terminated without Cause or Constructively Terminated within a one-year period after a Change of Control, Mr. Singh would be entitled to acceleration of 100% of the unvested shares underlying these option grants.

In addition, the change of control agreement that we entered into with Mr. Singh requires us to pay him a lump sum equal to twelve months of base salary plus twelve months of COBRA if he is terminated without Cause or Constructively Terminated within a one-year period after a Change of Control.

Assuming Mr. Singh’s employment terminated on December 31, 2006, by virtue of the agreements described above, he would be entitled to benefits with the value set forth in the table below:

Termination of Employment
Compensation and Benefits	Termination Without Cause or Constructively Terminated After Change of Control($)
Equity Acceleration(1)	$7,787,189
Salary	200,000
Health Care Benefits	13,000

1)	The vesting of 677,574 shares of common stock subject to Mr. Singh’s options or subject to our right of repurchase would accelerate and vest if he were terminated without Cause or Constructively Terminated in connection with a Change of Control on December 31, 2006. The amount indicated in the table is calculated as the spread value of the options or shares subject to repurchase subject to accelerated vesting on December 31, 2006 but assuming a price per share of $13.00, our initial public offering price.

Duston M. Williams

On August 8, 2006, we granted Mr. Williams options to purchase an aggregate of 375,000 shares of common stock. The options vest 1/4th on the one year anniversary of the June 19, 2006 vesting commencement date and then 1/48th per month thereafter. Under the terms of the related option agreements, his offer letter and our change of control agreement with Mr. Williams, if, within a one-year period after a Change of Control Mr. Williams is terminated without Cause or Constructively Terminated, then Mr. Williams will be entitled to acceleration of 50% of the unvested shares underlying these option grants. Mr. Williams would also be entitled to such acceleration if he is terminated without Cause after the appointment of a new chief executive officer.

In addition, the change of control agreement that we entered into with Mr. Williams requires us to pay him a lump sum equal to twelve months of base salary plus twelve months of COBRA if he is terminated without Cause or Constructively Terminated within a one-year period after a Change of Control.

Assuming Mr. Williams’ employment terminated on December 31, 2006, by virtue of the agreements described above, he would be entitled to benefits with the value set forth in the table below:

Termination of Employment
Compensation and Benefits	Termination Without Cause In Connection with Appointment of a New CEO($)	Termination Without Cause or Constructively Terminated After Change of Control($)
Equity Acceleration(1)	$2,062,500	$2,062,500
Salary	—	250,000
Health Care Benefits	—	13,000

(1)	The vesting of 187,500 shares of common stock subject to Mr. Williams’ options or subject to our right of repurchase would accelerate and vest if he were terminated without Cause or Constructively Terminated in connection with a Change of Control, or if he is terminated without Cause in connection with the appointment of a new chief executive officer, on December 31, 2006. The amount indicated in the table is calculated as the spread value of the options or shares subject to repurchase subject to accelerated vesting on December 31, 2006 but assuming a price per share of $13.00, our initial public offering price.

Scott A. Chandler

On May 16, 2003, we granted Mr. Chandler options to purchase 33,750 shares of common stock. The options vest 1/4th after one year from the May 15, 2003 vesting commencement date and then 1/48th per month thereafter. Under the terms of our change of control agreement with Mr. Chandler, if within a one-year period after a Change of Control, Mr. Chandler is terminated without Cause or Constructively Terminated, then Mr. Chandler will be entitled to acceleration of 100% of the unvested shares underlying these option grants.

On July 6, 2004, we granted Mr. Chandler options to purchase 15,000 shares of common stock. The options vest 1/48th per month over a four-year period. Under the terms of our change of control agreement with Mr. Chandler, if within a one-year period after a Change of Control, Mr. Chandler is terminated without Cause or Constructively Terminated, then Mr. Chandler will be entitled to acceleration of 50% of the unvested shares underlying these option grants.

On February 2, 2005, we granted Mr. Chandler options to purchase 17,500 shares of common stock. The options vest 1/48th per month over a four-year period. Under the terms of our change of control agreement with Mr. Chandler, if within a one-year period after a Change of Control, Mr. Chandler is terminated without Cause or Constructively Terminated, then Mr. Chandler will be entitled to acceleration of 50% of the unvested shares underlying these option grants.

On November 28, 2005, we granted Mr. Chandler options to purchase 66,250 shares of common stock. The options vest 1/48th per month over a four-year period. Under the terms of our change of control agreement with Mr. Chandler, if within a one-year period after a Change of Control, Mr. Chandler is terminated without Cause or Constructively Terminated, then Mr. Chandler will be entitled to acceleration of 50% of the unvested shares underlying these option grants.

On August 8, 2006, we granted Mr. Chandler options to purchase an aggregate of 62,500 shares of common stock. The options vest 1/48th per month from June 28, 2006. Under the terms of the related option agreements and the change of control agreement with Mr. Chandler, if, within a one-year period after a Change of Control, Mr. Chandler is terminated without Cause or Constructively Terminated, then Mr. Chandler will be entitled to acceleration of 50% of the shares underlying these option grants (or the remainder if more than 50% are then vested).

In addition, the change of control agreement that we entered into with Mr. Chandler requires us to pay him a lump sum equal to six months of base salary plus six months of COBRA if he is terminated without Cause or Constructively Terminated within a one-year period after a Change of Control.

Assuming Mr. Chandler’s employment terminated on December 31, 2006, by virtue of the agreements described above, he would be entitled to benefits with the value set forth in the table below:

Termination of Employment
Compensation and Benefits	Termination Without Cause or Constructively Terminated After Change of Control ($)
Equity Acceleration (1)	$669,759
Salary	112,500
Health Care Benefits	13,000

(1)	The vesting of 59,099 shares of common stock subject to Mr. Chandler’s options or subject to our right of repurchase would accelerate and vest if he were terminated without Cause or Constructively Terminated in connection with a Change of Control on December 31, 2006. The amount indicated in the table is calculated as the spread value of the options or shares subject to repurchase subject to accelerated vesting on December 31, 2006 but assuming a price per share of $13.00, our initial public offering price.

Michael O. McCarthy III

On May 16, 2003, we granted Mr. McCarthy options to purchase 47,500 shares of common stock. The options vest 1/4th one year from the May 5, 2003 vesting commencement date and then 1/48th per month thereafter. Under the terms of our change of control agreement with Mr. McCarthy, if within a one-year period after a Change of Control, Mr. McCarthy is terminated without Cause or Constructively Terminated, then Mr. McCarthy will be entitled to acceleration of 100% of the unvested shares underlying these option grants.

On July 6, 2004, we granted Mr. McCarthy options to purchase 3,750 shares of common stock. The options vest 1/48th per month over a four-year period. Under the terms of our change of control agreement with Mr. McCarthy, if within a one-year period after a Change of Control, Mr. McCarthy is terminated without Cause or Constructively Terminated, then Mr. McCarthy will be entitled to acceleration of the 50% of the unvested shares underlying these option grants.

On May 11, 2005, we granted Mr. McCarthy options to purchase 62,500 shares of common stock. The options vest 1/48th per month over a four-year period. Under the terms of our change of control agreement with Mr. McCarthy, if within a one-year period after a Change of Control, Mr. McCarthy is terminated without Cause or Constructively Terminated, then Mr. McCarthy will be entitled to acceleration of 50% of the unvested shares underlying these option grants. This stock option agreement was amended to toll the vesting. See the section titled, “Certain Relationships and Related Party Transactions—Stock Option Amendment.”

On November 28, 2005, we granted Mr. McCarthy options to purchase an aggregate of 87,500 shares of common stock. The options vest 1/48th per month over a four-year period. Under the terms of our change of control agreement with Mr. McCarthy, if within a one-year period after a Change of Control, Mr. McCarthy is terminated without Cause or Constructively Terminated, then Mr. McCarthy will be entitled to acceleration of 50% of the unvested shares underlying these option grants.

On August 8, 2006, we granted Mr. McCarthy options to purchase an aggregate of 100,000 shares of common stock. The options vest 1/48th per month from June 29, 2006. Under the terms of the related option agreements and the change of control agreement with Mr. McCarthy, if, within a one-year period after a Change of Control, Mr. McCarthy is terminated without Cause or Constructively Terminated, then Mr. McCarthy will be entitled to acceleration of 50% of the shares underlying these option grants (or the remainder if more than 50% are then vested).

In addition, the change of control agreement that we entered into with Mr. McCarthy will require us to pay him a lump sum equal to six months of base salary plus six months of COBRA if he is terminated without Cause or Constructively Terminated within a one-year period after a Change of Control.

Assuming Mr. McCarthy’s employment terminated on December 31, 2006, by virtue of the agreements described above, he would be entitled to benefits with the value set forth in the table below:

Termination of Employment
Compensation and Benefits	Termination Without Cause or Constructively Terminated After Change of Control($)
Equity Acceleration (1)	$1,104,724
Salary	115,000
Health Care Benefits	200

(1)	The vesting of 96,497 shares of common stock subject to Mr. McCarthy’s options or subject to our right of repurchase would accelerate and vest if he were terminated without Cause or Constructively Terminated in connection with a Change of Control on December 31, 2006. The amount indicated in the table is calculated as the spread value of the options or shares subject to repurchase subject to accelerated vesting on December 31, 2006 but assuming a price per share of $13.00, our initial public offering price.

David F. Welch

On October 28, 2004, we granted Dr. Welch options to purchase an aggregate of 224,999 shares of common stock. The options vest 1/48th per month from the October 28, 2004 vesting commencement date. Under the terms of the change of control agreement with Dr. Welch, if, within a one-year period after a Change of Control, Dr. Welch is terminated without Cause or Constructively Terminated, then Dr. Welch will be entitled to acceleration of 100% of the unvested shares underlying these option grants.

On November 28, 2005, we granted Dr. Welch options to purchase an aggregate of 107,499 shares of common stock. The options vest 1/48th per month over a four-year period from the July 26, 2005 vesting commencement date. Under the terms of our change of control agreement with Dr. Welch, if, within a one-year period after a Change of Control, Dr. Welch is terminated without Cause or Constructively Terminated, then Dr. Welch will be entitled to acceleration of 50% of the unvested shares underlying these option grants.

On August 8, 2006, we granted Dr. Welch options to purchase an aggregate of 187,500 shares of common stock. The options vest 1/48th per month over a four year period from June 29, 2006. Under the terms of the related option agreements and the change of control agreement with Dr. Welch, if, within a one-year period after a Change of Control, Dr. Welch is terminated without Cause or Constructively Terminated, then Dr. Welch will be entitled to acceleration of 50% of the shares underlying these option grants (or the remainder if more than 50% are then vested).

In addition, the change of control agreement that we entered into with Dr. Welch will require us to pay him a lump sum equal to six months of base salary plus six months of COBRA if he is terminated without Cause or Constructively Terminated within a one-year period after a Change of Control.

Assuming Dr. Welch’s employment terminated on December 31, 2006, by virtue of the agreements described above, he would be entitled to benefits with the value set forth in the table below:

Termination of Employment
Compensation and Benefits	Termination Without Cause or Constructively Terminated After Change of Control($)
Equity Acceleration (1)	$3,180,198
Salary	100,000
Health Care Benefits	13,000

(1)	The vesting of 275,338 shares of common stock subject to Dr. Welch’s options or subject to our right of repurchase would accelerate and vest if he were terminated without Cause or Constructively Terminated in connection with a Change of Control on December 31, 2006. The amount indicated in the table is calculated as the spread value of the options or shares subject to repurchase subject to accelerated vesting on December 31, 2006 but assuming a price per share of $13.00, our initial public offering price.

Equity Benefit Plans

2000 Stock Plan

Our board of directors adopted our 2000 Stock Plan on December 6, 2000 and stockholders approved it on December 6, 2000. Certain amendments were made to the plan as of March 16, 2001; September 25, 2001; April 12, 2002; December 5, 2002; March 12, 2003; April 29, 2003; March 25, 2004; November 18, 2004; September 23, 2005; June 29, 2006 and December 12, 2006. Our 2000 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees. The plan also provides for the grant of nonstatutory stock options, and stock purchase rights that permit us to grant awards of restricted stock, to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Share Reserve

As of September 29, 2007, options to purchase 8,060,712 shares of our common stock were outstanding and issued under our 2000 Stock Plan.

Administration

Our board of directors or a committee of our board, or a combination thereof, administers our 2000 Stock Plan. Our plan may be administered by different administrative bodies with respect to different classes of participants and, if permitted by the applicable laws, our board may authorize one or more officers to make awards under the plan. The board may increase or reduce the size of any committee to the extent permitted by the applicable laws and as permitted by Rule 16b-3 or

Section 162(m) of the Internal Revenue Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an option exchange program whereby outstanding options are exchanged for options with a lower exercise price or are amended to decrease the exercise price as a result of a decline in the fair market value of the common stock.

Transferability

Under our 2000 Stock Plan incentive stock options and stock purchase rights may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution. The administrator may provide that nonstatutory stock options will be transferable on such terms and conditions as the administrator deems appropriate.

Change in Control Transaction

Our 2000 Stock Plan provides that subject to any required action by our stockholders, the number of shares covered by each outstanding option or stock purchase right, and the number of shares that have been authorized for issuance under the plan but as to which no options or stock purchase rights have yet been granted or that have been returned to the plan upon cancellation or expiration of an option or stock purchase right, as well as the price per share covered by each such outstanding option or stock purchase right, shall be proportionately adjusted for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of our common stock, or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by us; provided, however, that conversion of any convertible securities of the company shall not be deemed to have been effected without receipt of consideration.

In the event of a corporate transaction, each outstanding option or stock purchase right shall be assumed or an equivalent option or right shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless the successor corporation does not agree to assume the award or to substitute an equivalent option or right, in which case the option or stock purchase right will terminate upon the consummation of the transaction.

Plan Amendment and Termination

Our 2000 Stock Plan will automatically terminate in 2010, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2000 Stock Plan provided such action does not impair the rights of any participant without his or her consent. Our board of directors has decided not to grant any additional options or other awards under the plan. However, the plan will continue to govern the terms and conditions of the outstanding awards previously granted under the plan.

2007 Equity Incentive Plan

Our board of directors adopted our 2007 Equity Incentive Plan in February 2007 and our stockholders approved the plan in May 2007. Our 2007 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Share Reserve

We have reserved a total of 13,600,000 shares of our common stock for issuance pursuant to the 2007 Equity Incentive Plan. As of September 29, 2007, options to purchase 3,610,017 shares of our common stock were outstanding, and 524,688 shares of common stock issuable upon the lapsing of restrictions associated with awards of restricted stock units were outstanding. There were 9,465,201 shares were available for future grant under this plan as of September 29, 2007. Our 2007 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to the least of:

•	5% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year;

•	9,000,000 shares; or

•	such other amount as our board of directors or a committee of our board may determine.

Administration

Our board of directors or a committee of our board administers our 2007 Equity Incentive Plan. Different committees with respect to different groups of service providers may administer our 2007 Equity Incentive Plan. In the case of options intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a lower exercise price, or outstanding awards may be transferred to a third party.

Stock Options

The exercise price of options granted under our 2007 Equity Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock Appreciation Rights

Stock appreciation rights may be granted under our 2007 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted Stock

Restricted stock may be granted under our 2007 Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

Restricted stock units may be granted under our 2007 Equity Incentive Plan. Restricted stock units are awards of restricted stock, performance shares or performance units that are paid out in installments or on a deferred basis. The administrator determines the terms and conditions of restricted stock units including the vesting criteria and the form and timing of payment.

Performance Units and Performance Shares

Performance units and performance shares may be granted under our 2007 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Transferability

Unless the administrator provides otherwise, our 2007 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Change in Control Transaction

Our 2007 Equity Incentive Plan provides that in the event of our change in control, as defined in the 2007 Equity Incentive Plan, each outstanding award will be treated as the administrator determines. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, all options and stock appreciation rights will fully vest and become fully exercisable, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, and the option or stock appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice.

Plan Amendment and Termination

Our 2007 Equity Incentive Plan will automatically terminate in 2017, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2007 Equity Incentive Plan provided such action does not impair the rights of any participant.

2007 Employee Stock Purchase Plan

Our board of directors adopted the 2007 Employee Stock Purchase Plan in February 2007, and our stockholders approved the plan in May 2007.

Share Reserve

A total of 1,812,500 shares of our common stock will be made available for sale. In addition, our 2007 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2007 Employee Stock Purchase Plan on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to the least of:

•	1% of the outstanding shares of our common stock on the first day of the fiscal year;

•	1,875,000 shares; or

•	such other amount as our board of directors or a committee of our board may determine.

Administration

Our board of directors or a committee of our board administers the 2007 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the 2007 Employee Stock Purchase Plan and determine eligibility.

Eligibility

All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least twenty hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock if:

•	such employee immediately after the grant would own stock or options possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•

such employee’s rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which such rights are outstanding.

Offering Periods

Our 2007 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code, and provides for consecutive six-month offering periods. The offering periods generally start on the first trading day on or after February 15 and August 15 of each year, except for the first such offering period which commenced on June 7, 2007 and will end on the first trading day on or after February 15, 2008.

Limitations

Our 2007 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes a participant’s straight time gross earnings, commissions, overtime and shift premium, exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 3,000 shares of common stock during an offering period.

Purchase of Shares

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each offering period. The purchase price is 85% of the fair market value of our common stock on the first day of the offering date or on the exercise date (i.e., the last day of the offering period), whichever is lower. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

Transferability

A participant may not transfer rights granted under the 2007 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the 2007 Employee Stock Purchase Plan.

Change in Control Transaction

In the event of our merger or change in control, as defined under the 2007 Employee Stock Purchase Plan, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set.

Plan Amendment and Termination

Our 2007 Employee Stock Purchase Plan will automatically terminate in 2027, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our 2007 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2007 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2007 Employee Stock Purchase Plan.

401(k) Plan

We maintain a retirement plan, the 401(k) Plan, which is intended to be a tax-qualified retirement plan. The 401(k) Plan covers substantially all of our employees. Participants may elect to defer a percentage of their eligible pretax earnings each year up to the maximum contribution permitted by the Internal Revenue Code. All participants’ interests in his or her deferrals are 100% vested when contributed. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As such, contributions to the 401(k) Plan and earnings on those contributions are not taxable to participants until distributed from the 401(k) Plan, and all contributions are deductible by us when made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2004, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the “Management” section of this prospectus, and the transactions described below.

Private Placement Financings

The following table summarizes purchases of our convertible preferred stock since January 1, 2004 by our directors, executive officers and holders of more than 5% of our capital stock and their affiliated entities. Immediately prior to the closing of this offering, all of our convertible preferred stock will convert to common stock.

	Shares of Convertible Preferred Stock
Purchasers	Series E(#)	Series G(#)		Aggregate Purchase Price($)
Executive Officers and Directors (1):
Jagdeep Singh	989,316	46,296		$2,624,360
Thomas F. Fallon	125,000	—		300,000
Michael O. McCarthy III	—	18,518		100,001
David F. Welch	981,977	46,296		2,606,747
Kenneth A. Goldman	—	18,518		100,000
Hugh C. Martin	—	46,296		250,000
Carl Redfield (2)	—	67,934		500,000
Thurman J. Rodgers (3)	296,228	—		710,950

5% Stockholders(4):
Advanced Equities, Inc.	—	5,859,936		31,643,673
KPCB Holdings, Inc., as Nominee	3,132,196	925,925		12,517,271
Mobius VI, LLC	3,132,194	—		7,517,265
RWI Ventures, L.P.	555,016	2,504,628		14,857,037
Benchmark Capital Partners IV, L.P. (5)	1,534,980	—		3,683,955
Worldview Technology Partners	1,106,687	—		2,656,053

Dates	September 2004 to November 2004	October 2005 to June 2006
Sale Price	$ 2.40	$ 5.40	(2)

(1)	Includes immediate family members and affiliated entities of our executive officers and directors.
(2)	The 67,934 shares of Series G convertible preferred stock sold to Carl Redfield in October 2006 were at a purchase price of $7.36 per share.
(3)	Dr. Rodgers resigned as a member of our board of directors on August 16, 2006. Includes shares purchased by Cypress Semiconductor. Dr. Rodgers is the President and Chief Executive Officer of Cypress Semiconductor.
(4)	Includes current 5% or greater holders as well as individuals or entities that were 5% or greater holders at the time of a related party transaction since January 1, 2004.
(5)	Dr. Balkanski, one of our directors, is a managing member of Benchmark Capital Management Co. IV, L.L.C., the general partner of Benchmark Capital Partners IV, L.P.

Investors’ Rights Agreement

In connection with the private placements referenced above, we have entered into an amended and restated Investors’ Rights Agreement with certain of our founders and stockholders. Pursuant to this agreement, we granted such parties certain registration rights with respect to shares of our common stock and common stock issuable upon conversion of the shares of the convertible preferred stock held by them. For more information regarding this agreement, see the section titled “Description of Capital Stock—Registration Rights.” In addition to the registration rights, the amended and restated Investors’ Rights Agreement provides for certain information rights and rights of first refusal. The provisions of the amended and restated investors’ rights agreement, other than those relating to registration rights, terminated upon the closing of our initial public offering.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Employment Arrangements

Certain of our executive officers have signed offer letters describing certain terms of their employment. See the section titled “Management—Offer Letters” for additional information.

Change of Control Arrangements

We have entered into certain severance and change of control agreements with each of our executive officers. For information regarding these arrangements, see the section titled “Management—Executive Compensation Program and Potential Payments Upon Termination or Change in Control.”

Separation Arrangements

We entered into a separation agreement with William R. Zerella, our former chief financial officer on June 29, 2006. For information regarding this agreement, see the section titled “Management—Separation Agreement.”

Stock Option Amendment

On August 17, 2007, our compensation committee approved an amendment of the vesting schedule of a May 2005 option grant for 62,500 shares of our common stock to Mike McCarthy, the Company’s Vice President and General Counsel. The May 2005 option grant, which vests 1/48th per month over a four-year period, has been modified so that vesting of the option grant has been suspended for a six-month period from August 2007 to February 2008. Commencing in February 2008, the May 2005 option grant will resume vesting according to the original schedule and the shares that would have vested between August 2007 and February 2008 will fully vest. The shares subject to the May 2005 option will still be fully vested on May 11, 2009, assuming Mr. McCarthy remains a service provider through such date.

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors. For more information regarding these stock options, see the section titled “Management—Compensation Discussion and Analysis.”

Equity Grants to Executive Officers and Directors in 2007

On May 7, 2007, our compensation committee approved the grant of options to purchase an aggregate of 1,347,500 shares to our executive officers and 75,000 shares to members of our board of directors. These grants were effective as of June 6, 2007 and had an exercise price equal to $13.00, our initial public offering price.

The options to purchase shares of common stock granted to our executive officers and directors were in the following amounts:

•	Jagdeep Singh - 412,500 shares

•	Duston M. Williams - 206,250 shares

•	Scott A. Chandler - 123,750 shares

•	Michael O. McCarthy - 96,250 shares

•	David F. Welch - 206,250 shares

•	Thomas J. Fallon - 206,250 shares

•	William R. Cumpston - 96,250 shares

•	Alexandre Balkanski - 12,500 shares

•	Kenneth A. Goldman - 12,500 shares

•	Hugh C. Martin - 12,500 shares

•	Dan Maydan - 12,500 shares

•	Carl Redfield - 12,500 shares

•	Pradeep Sindhu - 12,500 shares

Rule 10b5-1 Trading Plans by Our Executive Officers and Directors

Certain of our executive officers and directors have adopted pre-arranged trading plans in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and are subject to our policies governing stock transactions by directors, executive officers and other employees.

The following officers and directors may sell up to the following number of shares of our common stock on the open market at the prevailing market prices during December 2007, January 2008 and February 2008 pursuant to such 10b5-1 trading plans, subject to specified limitations contained in each individual’s Rule 10b5-1 trading plan and subject to the lock-up agreement with our underwriters in connection with our IPO:

•	Jagdeep Singh may sell up to 64,000, 16,000 and 32,000 shares of our common stock in December 2007, January 2008 and February 2008, respectively.

•	Scott A. Chandler may sell up to an aggregate of 283,619 shares, including up to 135,441, 140,848 and 146,255 shares of our common stock in December 2007, January 2008 and February 2008, respectively.

•

Michael O. McCarthy III may sell up to an aggregate of 257,748 shares, including up to 162,679, 165,755 and 168,831 shares of our common stock in December 2007, January 2008 and February 2008, respectively.

•	David F. Welch, Ph.D. may sell up to 73,500, 49,000 and 49,000 shares of our common stock in December 2007, January 2008 and February 2008, respectively.

•	Kenneth A. Goldman may sell up to 10,000 shares of our common stock from December 2007 through February 2008.

•	All of our other officers may sell up to 25,500, 12,500, and 45,500 shares of our common stock in December 2007, January 2008 and February 2008, respectively.

Other Transactions with our Significant Stockholders

On April 11, 2005, we entered into a long-term supply agreement with BTE Equipment, LLC, an affiliate of Level 3, for the supply of our DTN System and support services. On May 19, 2005, August 20, 2005, November 15, 2006 and February 23, 2007, we amended the terms of our supply agreement with Level 3. Certain of these amendments were entered into when Level 3 owned more than 5% of our outstanding shares. Pursuant to the agreement, we recognized $1.0 million of revenue in 2005 and $36.2 million of revenue in 2006. In addition, Level 3 acquired Broadwing in January 2007. We recognized $7.2 million of revenue from Broadwing in 2006. In June 2005, Level 3 purchased 2.6 million shares of our Series F convertible preferred stock and became a 5% stockholder. Following our sales of Series G convertible preferred stock, Level 3 still held 2.6 million shares of our capital stock, but is no longer a 5% stockholder.

On June 22, 2005, we entered into a Finder Agreement with Advanced Equities, Inc., or AEI, a holder of more than 5% of our capital stock, pursuant to which we engaged AEI as our non-exclusive agent in connection with the proposed sale by private placement of our Series G convertible preferred stock. Under the terms of the agreement, as amended, we agreed to pay AEI a placement fee equal to 5% of the aggregate purchase price of the Series G convertible preferred stock sold to certain qualified investors by AEI, or the Placement Amount, and to issue a warrant to purchase shares of Series G convertible preferred stock equal to the quotient of (i) 5% multiplied by the Placement Amount divided by (ii) the price per share of the Series G convertible preferred stock, with the Placement Amount being capped at $24 million for closings of Series G convertible preferred stock taking place after March 31, 2006. We paid AEI $3.9 million pursuant to this agreement and issued AEI warrants to purchase 600,784 shares of our Series G convertible preferred stock. We also agreed to reimburse AEI for up to $20,000 worth of printing fees.

Policies and Procedures for Related Party Transactions

We have adopted a formal policy that our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our audit committee any such related party transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. All of the transactions described above were entered into prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides information concerning beneficial ownership of our capital stock as of September 29, 2007, and as adjusted to reflect our sale of the common stock being sold in this offering, by:

•	each stockholder, or group of affiliated stockholders, known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

The following table lists the number of shares and percentage of shares beneficially owned based on 85,647,545 shares of common stock outstanding as of September 29, 2007. The table also lists the applicable percentage beneficial ownership based on 90,647,545 shares of common stock outstanding upon completion of this offering, assuming no exercise by the underwriters’ of their option to purchase up to an aggregate of 1,500,000 shares of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of September 29, 2007, are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o Infinera Corporation, 169 Java Drive, Sunnyvale, CA 94089.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned after Offering
	Number	Percent	Shares being Offered	Number	Percent
5% Stockholders
Entities affiliated with Advanced Equities Investments(1)	6,460,720	7.5%
Entities affiliated with Kleiner Perkins Caufield & Byers(2)	6,422,311	7.5
Entities affiliated with Mobius Venture Capital(3)	5,364,334	6.3
Directors and Named Executive Officers
Alexandre Balkanski, Ph.D.(4)	2,734,585	3.2
Kenneth A. Goldman(5)	107,840	*
Reed E. Hundt(6)	75,000	*
Hugh C. Martin(7)	141,868	*
Dan Maydan, Ph.D.(8)	70,572	*
Carl Redfield(9)	143,454	*
Pradeep S. Sindhu, Ph.D.(10)	51,821	*
Jagdeep Singh(11)	3,222,516	3.7

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned after Offering
	Number	Percent	Shares being Offered	Number	Percent
Duston M. Williams(12)	392,187	*
William R. Zerella	107,811	*
Scott A. Chandler(13)	209,437	*
Michael O. McCarthy III(14)	330,994	*
David F. Welch, Ph.D.(15)	2,825,949	3.3
All current directors and executive officers as a group (14 persons)(16)	11,358,300	12.9
Other Selling Stockholders

*	Less than 1% of the outstanding shares of common stock.
(1)	Consists of (i) 2,443,494 shares held of record by Advanced Equities Investments XXVII, LLC; (ii) 272,237 shares held of record by Advanced Equities Investments XXVIII, LLC; (iii) 1,107,169 shares held of record by Advanced Equities Investments XXXI, LLC; (iv) 1,851,851 shares held of record by AEI 2006 Venture Investments I, LLC; (v) 185,185 shares held of record by AEI Trilogy Fund I, LLC; and (vi) 600,784 shares issuable upon the exercise of warrants held by Advanced Equities, Inc. that are immediately exercisable at an exercise price of $5.40 per share. The address for these entities is 311 S. Wacker Drive, Suite 1650, Chicago, Illinois 60606.
(2)	Includes (i) 4,394,857 shares held by Kleiner Perkins Caufield & Byers X-A, L.P., (ii) 123,952 shares held by Kleiner Perkins Caufield & Byers X-B, L.P. and (iii) 1,903,502 shares held by individuals affiliated with Kleiner Perkins Caufield & Byers. The general partner of both Kleiner Perkins Caufield & Byers X-A, L.P. and Kleiner Perkins Caufield & Byers X-B, L.P. is Kleiner Perkins Caufield & Byers X Associates, LLC. Shares are held for convenience in the name of “KPCB Holdings, Inc. as nominee” for the account of entities affiliated with Kleiner Perkins Caufield & Byers and others. KPCB Holdings, Inc. has no voting, dispositive or pecuniary interest in any such shares. The address for all entities and individuals affiliated with Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, California 94025.
(3)	Consists of (i) 2,492,271 shares held of record by Mobius Technology Ventures VI L.P.; (ii) 101,921 shares held of record by Mobius Technology Ventures Side Fund VI L.P.; (iii) 97,093 shares held of record by Mobius Technology Ventures Advisors Fund VI L.P.; and (iv) 2,673,049 shares held of record by SOFTBANK U.S. Ventures Fund VI L.P. The address for these entities is 100 Superior Plaza Way, Suite 200, Superior, Colorado 80027.
(4)	Consists of (i) options to purchase 76,822 shares exercisable within 60 days of September 29, 2007, of which 1,822 are vested and (ii) 2,657,763 shares held of record by Benchmark Capital Partners IV, L.P., as nominee for Benchmark Capital Partners IV, L.P., Benchmark Founders’ Fund IV, L.P., Benchmark Founders’ Fund IV-A, L.P., Benchmark Founders’ Fund IV-B, L.P., Benchmark Founders’ Fund IV-X, L.P. and related individuals. Dr. Balkanski is a managing member of Benchmark Capital Management Co. IV, L.L.C., which is the general partner of Benchmark Capital Partners IV, L.P. Dr. Balkanski disclaims beneficial ownership of the shares held by this fund except to the extent of his pecuniary interest therein. The address of Dr. Balkanski and this fund is c/o Benchmark Capital Partners, 2480 Sand Hill Road, Suite 200, Menlo Park, California 94025.
(5)	Consists of (i) 50,000 shares held of record by Kenneth A. Goldman, 16,277 of which are subject to a repurchase option we hold as of September 29, 2007; (ii) 18,518 shares held of record by the Goldman-Valeriote Family Trust u/a/d 11/15/95; and (iii) options to purchase 39,322 shares exercisable within 60 days of September 29, 2007, of which 14,322 are fully vested. Mr. Goldman is a limited partner in certain Kleiner Perkins Caufield & Byers funds and Benchmark Capital Partners funds that hold 6,422,311 and 2,657,763 shares of our common stock, respectively, as disclosed in footnotes 2 and 4 to this table. Mr. Goldman is also a limited partner in certain RWI Ventures funds that hold 3,450,269 shares of our common stock. Mr. Goldman disclaims beneficial ownership of the shares held by Kleiner Perkins Caufield & Byers, Benchmark Capital Partners and RWI Ventures, except to the extent of his pecuniary interest therein.
(6)

Consists of (i) 50,000 shares held of record by Reed Hundt, all of which are subject to a repurchase option we hold as of September 29, 2007 and (ii) options to purchase 25,000 shares exercisable within 60 days of September 29, 2007, none of which are vested. Mr. Hundt is a limited partner in certain Benchmark Capital

Partners funds that hold an aggregate of 2,657,763 shares of our common stock, as disclosed in footnote 4 to this table. Mr. Hundt disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(7)	Consists of (i) 50,000 shares held of record by Hugh Martin, 12,370 of which are subject to a repurchase option we hold as of September 29, 2007; (ii) 46,296 shares held of record by Hugh Martin and Moira Cullen Martin, Trustees of the HMCM Trust U/T/A October 14, 1992; and (iii) options to purchase 45,572 shares exercisable within 60 days of September 29, 2007, of which 16,405 are fully vested.
(8)	Consists of (i) 68,750 shares held of record by Dan Maydan, TTEE, Maydan Marital Share One UAD 05/06/00, 25,261 of which are subject to a repurchase option we hold as of September 29, 2007; and (ii) options to purchase 1,822 shares exercisable within 60 days of September 29, 2007, all of which are fully vested.
(9)	Consists of (i) 75,000 shares held of record by Carl Redfield, 54,688 of which are subject to a repurchase option we hold as of September 29, 2007; (ii) 67,934 shares held of record by Carl Redfield, Trustee of Carl Redfield Trust 2000 dated October 18, 2000; and (iii) options to purchase 520 shares exercisable within 60 days of September 29, 2007, all of which are vested.
(10)	Consists of (i) 30,468 shares held of record by Pradeep Sindhu, 25,260 of which are subject to a repurchase option we hold as of September 29, 2007, (ii) 6,250 shares held of record by the Pradeep Sindhu Annuity Trust V dated May 1, 2007; (iii) 13,281 shares held of record by the Pradeep Sindhu Annuity Trust VI dated May 1, 2007; and (iv) options to purchase 1,822 shares exercisable within 60 days of September 29, 2007, all of which are vested.
(11)	Consists of (i) 125,000 shares held of record by Jagdeep Singh Trustee of the Roshni Singh Annuity Trust dated 6/21/05; (ii) 1,802,874 shares held of record by Jagdeep Singh and Roshni Singh Trustees of the Singh Family Trust UDT dated 10/3/96; (iii) 125,000 shares held of record by Jagdeep Singh Trustee of the Jagdeep Singh Annuity Trust dated 6/21/06; (iv) 471,519 shares held of record by Jagdeep Singh, 101,563 of which are subject to a repurchase option we hold as of September 29, 2007; and (v) options to purchase 698,123 shares exercisable within 60 days of September 29, 2007, of which 341,351 are fully vested. Mr. Singh is a limited partner in certain Kleiner Perkins Caufield & Byers funds and Benchmark Capital Partners that hold 6,422,311 and 2,657,763 shares of our common stock, respectively, as disclosed in footnotes 2 and 4 to this table. Mr. Singh is also a limited partner in certain Accel Partners funds that hold 1,419,023 shares of our common stock. Mr. Singh disclaims beneficial ownership of the shares held by Kleiner Perkins Caufield & Byers, Benchmark Capital Partners and Accel Partners, except to the extent of his pecuniary interest therein.
(12)	Consists of (i) 125,000 shares held of record by Duston Williams, 34,375 of which are subject to a repurchase option we hold as of September 29, 2007 and (ii) options to purchase 267,187 shares exercisable within 60 days of September 29, 2007, 132,291 of which are vested.
(13)	Consists of options to purchase 209,437 shares exercisable within 60 days of September 29, 2007, 135,216 of which are vested.
(14)	Consists of (i) 18,518 shares held of record by Michael O. and Jennifer D. McCarthy JTWROS; (ii) 174,326 shares held of record by Mike McCarthy, 46,198 of which are subject to a repurchase option we hold as of September 29, 2007; and (iii) options to purchase 138,150 shares exercisable within 60 days of September 29, 2007, 121,983 of which are fully vested.
(15)	Consists of (i) 553,750 shares held of record by SEI Private Trust Company, Trustee of Welch Family Heritage Trust I u/l dated 9/24/01; (ii) 329,998 shares held of record by David Welch, 110,209 of which are subject to a repurchase option we hold as of September 29, 2007; (iii) 500,000 shares held of record by Welch Group, L.P., a limited partnership of which Dr. Welch is the general partner; (iv) 1,214,284 shares held of record by LRFA, LLC, a limited liability company of which Dr. Welch is the sole managing member; (v) 16,355 shares held of record by Welch Family Trust dated 4/3/96; and (vi) options to purchase 211,562 shares exercisable within 60 days of September 29, 2007, of which 90,467 are fully vested.
(16)	Consists of (i) 9,132,879 shares held of record by the current directors and executive officers, 591,358 of which are subject to repurchase rights we hold as of September 29, 2007; and (ii) options to purchase 2,222,421 shares exercisable within 60 days of September 29, 2007, of which 1,058,391 are fully vested. This number excludes the shares held of record by William R. Zerella, our former chief financial officer, who left the company in July 2006.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.001 per share.

As of September 29, 2007, we had outstanding 85,647,545 shares of common stock, held of record by 722 stockholders.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available, subject to preferences that may be applicable to convertible preferred stock, if any, then outstanding. See the section titled “Dividend Policy.” In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of convertible preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

As of September 29, 2007, there were no shares of preferred stock outstanding. Our board of directors is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Warrants

As of September 29, 2007, we had outstanding warrants to purchase:

•

31,250 shares of our common stock at an exercise price of $8.96 per share, which after this offering will remain outstanding and will become exercisable for a like number of shares of our common stock;

•	15,495 shares of our common stock at an exercise price of $9.68 per share;

•	1,978 shares of our common stock at an exercise price of $12.44 per share;

•	91,146 shares of our common stock at an exercise price of $2.40 per share;

•	19,824 shares of our common stock at an exercise price of $3.78 per share; and

•	827,635 shares of our common stock at an exercise price of $5.40 per share.

Registration Rights

The holders of an aggregate of 59,427,606 shares of our common stock are entitled to the “Demand,” “Piggyback” and “Form S-3” registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to an investors’ rights agreement by and among us and certain of our stockholders. In addition, the holders of an additional 407,172 shares of registrable securities issued or issuable upon exercise of warrants are also entitled to certain registration rights. Finally, the holders of an aggregate of 3,000,000 shares of our common stock, specifically founders shares purchased by Jagdeep Singh, Drew D. Perkins and David F. Welch, are entitled to the “Piggyback” registration rights set forth below. As applicable, we refer to these shares collectively as registrable securities.

Registration of shares of common stock in response to exercise of the following rights would result in the holders being able to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We generally must pay all expenses, other than underwriting discounts, taxes and commissions, related to any registration effected pursuant to the exercise of these registration rights.

The registration rights terminate upon the earlier of June 12, 2012, or with respect to the registration rights of an individual holder, when the holder of one percent or less of our outstanding common stock can sell all of such holder’s registrable securities in any three-month period without registration, in compliance with Rule 144 of the Securities Act or another similar exception.

Demand Registration Rights

If, at any time after December 12, 2007, the holders of at least 40% of the registrable securities request in writing that an amount of securities covering at least 40% of the registrable securities outstanding be registered, we may be required to register their shares. We are only obligated to effect one registration in response to these demand registration rights for the holders of registrable securities. Depending on certain conditions, however, we may defer such registration for up to 120 days. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons.

Piggyback Registration Rights

If at any time we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their share of registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

Form S-3 Registration Rights

The holders of at least 20% of the registrable securities may request in writing that we effect a registration on Form S-3 under the Securities Act, when registration of our shares under Form S-3 becomes possible, and when the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $5,000,000, subject to certain exceptions.

The application of these registration rights to this offering has been waived.

Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws could make the following transactions more difficult:

•	acquisition of our company by means of a tender offer, a proxy contest or otherwise; and

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in our best interests or the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Classified Board.    Our amended and restated certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. Commencing in 2008 a portion of our board of directors will be elected each year for three-year terms. At the time of this offering:

•	Drs. Balkanski and Sindhu are designated Class I directors whose term will expire at the 2008 annual meeting of stockholders;

•	Messrs. Martin and Singh and Dr. Maydan are designated Class II directors whose term will expire at the 2009 annual meeting of stockholders; and

•	Messrs. Goldman, Hundt and Redfield are designated Class III directors whose term will expire at the 2010 annual meeting of stockholders.

Election and Removal of Directors.    Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, vacancies and newly created directorships on the board of directors may be filled only by a majority of the directors then serving on the board. Under our amended and restated certificate of incorporation and amended and restated bylaws, directors may be removed by the stockholders only for cause.

Special Stockholder Meetings.    Under our amended and restated bylaws, only the chairperson of our board of directors, our chief executive officer, our president (in the absence of our chief executive officer) or a majority of the authorized number of our directors may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law, which is an anti-takeover law. In general, Section 203 prohibits a publicly-held

Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the date of determination of interested stockholder status did own, 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Elimination of Stockholder Action by Written Consent.    Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

No Cumulative Voting.    Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of director’s decision regarding a takeover.

Undesignated Preferred Stock.    The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services. Their address is 161 North Concord Exchange, South St. Paul, Minnesota 55075 and telephone number is (800) 401-1957.

NASDAQ Global Market Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “INFN.”

SHARES ELIGIBLE FOR FUTURE SALE

Based on 85,647,545 shares of our common stock outstanding as of September 29, 2007, there will be 90,647,545 shares outstanding upon completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of options or the warrant to purchase common stock that were outstanding as of September 29, 2007. Of these shares, 26,100,000 shares, which include 10,000,000 shares sold in this offering and 16,100,000 shares sold in our initial public offering, will be freely tradable without restriction or further registration under the Securities Act unless purchased by our affiliates.

The remaining 64,547,545 shares of common stock outstanding after this offering are held by existing stockholders and are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Section 4(1) or Rules 144, 144(k) or 701 promulgated under the Securities Act. We describe these rules in greater detail below. These shares are currently subject to market standoff agreements entered into by our stockholders with us or contractual lock-up agreements entered into by our stockholders with the underwriters in connection with our initial public offering and will become freely tradable in the public market on December 4, 2007, subject to extension as described below, upon the expiration of the restrictions contained in these market standoff and lock-up agreements. Of these shares,              shares are also subject to additional contractual lock-up agreements entered into by our executive officers and directors and the selling stockholders with the underwriters for this offering and will not be able to be sold in the public market until the date that is 90 days after the date of this prospectus. Other than up to 1,300,000 shares that may be sold pursuant to Rule 10b5-1 plans in existence prior to the date of this offering, which are more fully described in the section titled “Certain Relationships and Related Party Transactions—Rule 10b5-1 Trading Plans by Our Executive Officers and Directors.”

Lock-up Agreements

In connection with our initial public offering, our officers, directors and holders of substantially all of our common stock agreed with the underwriters in our initial public offering, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock until December 4, 2007, subject to extension as described below, except with the prior written consent of Goldman, Sachs & Co. In addition, in connection with this offering, our executive officers and directors and the selling stockholders have agreed with the underwriters of this offering, subject to certain exceptions, not to dispose of or hedge any of their remaining common stock or securities convertible into or exchangeable for shares of common stock, except for up to 1,300,000 shares to be sold pursuant to Rule 10b5-1 trading plans in existence prior to the date of this Offering, for the period from the date of this prospectus until the date that is 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co.

The contractual lock-up periods described above for lock-up agreements entered into in connection with our initial public offering and this offering will be automatically extended under the following circumstances: if during the last 17 days prior to the scheduled expiration of the lock-up periods, we issue an earnings release or announce material news or a material event or, if we announce that we will release earnings results during the 15-day period following the scheduled expiration of the lock-up periods. The restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. The scheduled expiration of the lock-up period for our initial public offering is December 3, 2007 and for this offering is 90 days after the date of this prospectus.

Goldman, Sachs & Co. currently does not anticipate shortening or waiving any of the lock-up agreements, other than releasing the selling stockholders and the company to sell shares in this offering and allowing the sales under the pre-existing Rule 10b5-1 trading plans, and does not have any pre-established conditions for such modifications or waivers. Goldman, Sachs & Co. may, however, with the approval of our board of directors, release for sale in the public market all or any portion of the shares subject to the lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding that will equal approximately 903,577 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for a least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. An employee, officer or director of or consultant to us who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All Rule 701 shares are subject to lock-up agreements and will only become eligible for sale upon the expiration of the 180-day lock-up agreements. Goldman, Sachs & Co. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock up agreements.

Registration Rights

Upon the closing of this offering, the holders of 57,427,606 shares of our common stock and the holders of warrants to purchase 407,172 shares of our common stock have the right to have their shares registered under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights.” All such shares are covered by lock-up agreements. Following the expiration of the lock-up period for our IPO, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates and shares subject to a lock-up agreement in connection with this offering.

We have agreed not to file any registration statements during the 90-day period after the date of this prospectus with respect to the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable into common stock, other than one or more registration statements on Form S-8 covering securities under our stock plans, without the prior written consent of Goldman, Sachs & Co.

Form S-8 Registration Statement

We filed a registration statement on Form S-8 under the Securities Act to register 24,035,738 shares of our common stock that we have issued or may issue pursuant to our 2000 Stock Plan, 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan. Subject to the lock-up agreements described above and any applicable vesting restrictions, shares registered under this registration statement are available for resale in the public market, except with respect to Rule 144 volume limitations that apply to our affiliates.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Lehman Brothers Inc., Morgan Stanley & Co., Incorporated, J.P. Morgan Securities Inc., Thomas Weisel Partners LLC and Jefferies & Company, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Lehman Brothers Inc
Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
Thomas Weisel Partners LLC.
Jefferies & Company, Inc.

Total	10,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,500,000 shares from the company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,500,000 additional shares.

Paid by Infinera	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. The representatives do not have specific criteria for providing an exception to this restricted period. Any such exceptions will be made at the sole discretion of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 90-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

The common stock is listed on the NASDAQ Global Market under the symbol “INFN.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NASDAQ Global Market, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if the issuer was not an authorised person, apply to the issuer; and

(b)	it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $750,000.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

LEGAL MATTERS

The validity of the common stock being offered will be passed upon for the company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The underwriters are being represented by Cooley Godward Kronish LLP, Palo Alto, California. As of the date of this prospectus, an attorney employed by Wilson Sonsini Goodrich & Rosati, Professional Corporation beneficially owns 20,000 shares of our common stock.

EXPERTS

Ernst & Young, LLP, an independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2005 and 2006 for each of the three years in the period ended December 31, 2006, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young, LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus contains all information about us and our common stock that may be material to an investor in this offering. The registration statement includes exhibits to which you should refer for additional information about us.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this web site.

I NDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Infinera Corporation

We have audited the accompanying consolidated balance sheets of Infinera Corporation as of December 31, 2005 and 2006, and the related consolidated statements of operations, convertible preferred stock and stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Infinera Corporation at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 2 to the consolidated financial statements, on January 1, 2006, the Company adopted FASB No. 123 (revised 2004), “Share-Based Payment” and on July 1, 2005, the Company adopted FASB Staff Position 150-5 (FSP 150-5) “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable.”

/s/ ERNST & YOUNG LLP

San Jose, California

May 3, 2007, except as to Note 1, as to which the date is May 15, 2007

INFINERA CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,		June 30, 2007
	2005	2006
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$36,013	$28,884	$197,419
Short-term investments	1,099	688	696
Accounts receivable	3,410	42,148	27,584
Receivables from disposition of acquired assets	1,450	—	—
Inventory	24,653	58,269	58,511
Deferred inventory costs	5,084	62,936	70,299
Prepaid expenses and other current assets	790	3,115	3,074

Total current assets	72,499	196,040	357,583
Property, plant and equipment, net	14,534	26,665	30,746
Intangible assets	788	1,806	1,673
Deferred inventory costs, non-current	11,603	4,317	4,407
Other non-current assets	1,488	1,638	444

Total assets	$100,912	$230,466	$394,853

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$14,518	$41,767	$28,963
Accrued expenses	6,039	16,574	8,853
Accrued compensation and related benefits	2,507	7,628	9,080
Accrued warranty	798	1,339	4,324
Deferred revenue	6,636	101,080	129,605
Preferred stock warrant liability	—	5,409	—
Current portion of debt obligation	12,422	20,025	4,500

Total current liabilities	42,920	193,822	185,325
Long-term portion of debt obligation	11,351	8,357	—
Accrued warranty, non-current	894	1,378	5,712
Deferred revenue, non-current	16,564	9,873	9,350
Preferred stock warrant liability, non-current	1,941	—	—
Long-term exercised unvested options	359	996	1,298
Other long-term liabilities	446	1,811	3,021
Commitments and contingencies (Note 9)
Convertible preferred stock, $0.001 par value; Authorized shares—50,000 in 2005, 62,000 in 2006 and none at June 30, 2007 (unaudited); issued and outstanding shares—44,675 in 2005, 58,806 in 2006 and none at June 30, 2007 (unaudited)	247,147	320,550	—
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; Authorized shares—none in 2005 and 2006 and 25,000 at June 30, 2007 (unaudited); issued and outstanding shares—none in 2005, 2006 and June 30, 2007 (unaudited)	—	—	—
Common stock, $0.001 par value; Authorized shares—67,500, 79,500 and 500,000 in 2005, 2006 and June 30, 2007 (unaudited), respectively; issued and outstanding shares—6,000, 9,054 and 85,358 in 2005, 2006, and June 30, 2007 (unaudited), respectively	6	9	85
Additional paid-in capital	3,523	7,911	550,188
Accumulated other comprehensive loss	(86)	(153)	(129)
Accumulated deficit	(224,153)	(314,088)	(359,997)

Total stockholders’ equity (deficit)	(220,710)	(306,321)	190,147

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$100,912	$230,466	$394,853

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Revenue:
Ratable product and related support and services	$—	$4,127	$52,978	$6,707	$100,358
Product	599	—	5,258	—	7,250

Total revenue	599	4,127	58,236	6,707	107,608
Cost of revenue:
Cost of ratable product and related support and services	—	17,759	48,072	9,973	72,372
Lower of cost or market adjustment	1,587	9,696	21,693	7,982	3,286
Cost of product	5,653	—	1,660	—	3,851

Total cost of revenue	7,240	27,455	71,425	17,955	79,509

Gross profit (loss)	(6,641)	(23,328)	(13,189)	(11,248)	28,099

Operating expenses:
Sales and marketing	8,294	11,053	20,682	6,863	14,037
Research and development	46,306	24,986	38,967	13,718	30,137
General and administrative	2,888	4,328	12,650	3,664	10,915
Amortization of intangible assets	—	—	56	—	74

Total operating expenses	57,488	40,367	72,355	24,245	55,163

Loss from operations	(64,129)	(63,695)	(85,544)	(35,493)	(27,064)
Other income (expense), net:
Interest income	1,166	686	2,100	795	914
Interest expense	(1,949)	(2,768)	(4,852)	(2,389)	(2,182)
Other gain (loss), net	(1,568)	(174)	(1,567)	728	(17,515)

Total other income (expense), net	(2,351)	(2,256)	(4,319)	(866)	(18,783)
Loss before provision of income taxes and cumulative effect of change in accounting principle	(66,480)	(65,951)	(89,863)	(36,359)	(45,847)
Provision for income taxes	—	12	72	30	62

Loss before cumulative effect of change in accounting principle	(66,480)	(65,963)	(89,935)	(36,389)	(45,909)
Cumulative effect of change in accounting principle	—	(1,137)	—	—	—

Net loss	$(66,480)	$(64,826)	$(89,935)	$(36,389)	$(45,909)

Net loss per common share, basic and diluted	$(17.94)	$(14.08)	$(14.90)	$(6.84)	$(2.94)

Weighted average shares used in computing basic and diluted net loss per common share	3,705	4,605	6,036	5,320	15,620

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2004, 2005, 2006 and the Six Months Ended June 30, 2007

(In thousands, except per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2003	13,835	$151,865	4,275	$4	$2,091	$(225)	$(223)	$(92,847)	$(91,200)
Exercise of stock options	—	—	559	1	730	—	—	—	731
Reclassification of options exercised but not vested	—	—	—	—	90	—	—	—	90
Issuance of Series D convertible preferred stock for cash at $8.96 per share, net of issuance costs of $58	446	3,942	—	—	—	—	—	—	—
Transfer of Series D convertible preferred stock at $8.96 per share to Series E convertible preferred stock at $2.40 per share	(223)	(2,000)	—	—	—	—	—	—	—
Issuance of Series E convertible preferred stock at $2.40 per share, net of issuance costs of $111	21,590	51,705	—	—	—	—	—	—	—
Issuance of Series E convertible preferred stock in exchange for Series D convertible preferred stock	—	1,464	—	—	—	—	—	—	—
Amortization of deferred stock-based compensation related to change in employment status	—	—	—	—	—	180	—	—	180
Issuance of warrants to purchase Series E convertible preferred stock at $2.40 per share in connection with debt	—	339	—	—	—	—	—	—	—
Issuance of warrants to purchase common stock at $8.96 per share in connection with debt	—	—	—	—	29	—	—	—	29
Stock options issued to non-employees	—	—	—	—	34	—	—	—	34
Comprehensive loss:
Unrealized gain on available-for-sale investments	—	—	—	—	—	—	133	—	133
Foreign currency translation adjustment	—	—	—	—	—	—	12	—	12
Net loss	—	—	—	—	—	—	—	(66,480)	(66,480)

Total comprehensive loss									(66,335)

Balance at December 31, 2004	35,648	$207,315	4,834	$5	$2,974	$(45)	$(78)	$(159,327)	$(156,471)

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2004, 2005, 2006 and the Six Months Ended June 30, 2007—(Continued)

(In thousands, except per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2004 (brought forward)	35,648	$207,315	4,834	$5	$2,974	$(45)	$(78)	$(159,327)	$(156,471)
Issuance of common stock	—	—	1,162	1	994	—	—	—	995
Issuance of Series F convertible preferred stock at $3.78 per share, net of issuance costs of $53	2,723	10,247	—	—	—	—	—	—	—
Issuance of Series G convertible preferred stock at $5.40 per share, net of issuance costs of $2,451 and receivable of $50	6,304	31,717	—	—	—	—	—	—	—
Issuance of restricted stock at $1.84 per share in exchange for services	—	—	8	—	14	—	—	—	14
Repurchase of common stock at $1.84 per share	—	—	(4)	—	(7)	—	—	—	(7)
Reclassification of options exercised but not vested	—	—	—	—	(520)	—	—	—	(520)
Reclassification of warrants to liabilities	—	(2,132)	—	—	(29)	—	—	—	(29)
Stock options issued to non-employees	—	—	—	—	7	—	—	—	7
Amortization of deferred stock-based compensation related to change in employment status	—	—	—	—	—	45	—	—	45
Compensation charge related to non-recourse notes	—	—	—	—	90	—	—	—	90
Comprehensive loss:
Unrealized gain on available-for-sale investments	—	—	—	—	—	—	71	—	71
Foreign currency translation adjustment	—	—	—	—	—	—	(79)	—	(79)
Net loss	—	—	—	—	—	—	—	(64,826)	(64,826)

Total comprehensive loss									(64,834)

Balance at December 31, 2005	44,675	$247,147	6,000	$6	$3,523	$—	$(86)	$(224,153)	$(220,710)

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2004, 2005, 2006 and the Six Months Ended June 30, 2007—(Continued)

(In thousands, except per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2005 (brought forward)	44,675	$247,147	6,000	$6	$3,523	$(86)	$(224,153)	$(220,710)
Stock options exercised	—	—	3,066	3	4,374	—	—	4,377
Stock options repurchased	—	—	(12)	—	(7)	—	—	(7)
Issuance of Series G convertible preferred stock at $5.40 and $7.36 per share, net of issuance costs of $3,089	14,131	73,403	—	—	—	—	—	—
Proceeds from non-recourse notes	—	—	—	—	261	—	—	261
Stock options issued to non-employees	—	—	—	—	22	—	—	22
Reclassification of options exercised but not vested	—	—	—	—	(1,335)	—	—	(1,335)
Stock-based compensation	—	—	—	—	876	—	—	876
Stock-based compensation expense related to non-recourse notes	—	—	—	—	197	—	—	197
Comprehensive loss:
Unrealized loss on available-for-sale investments	—	—	—	—	—	(2)	—	(2)
Foreign currency translation adjustment	—	—	—	—	—	(65)	—	(65)
Net loss	—	—	—	—	—	—	(89,935)	(89,935)

Total comprehensive loss								(90,002)

Balance at December 31, 2006	58,806	$320,550	9,054	$9	$7,911	$(153)	$(314,088)	$(306,321)

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2004, 2005, 2006 and the Six Months Ended June 30, 2007—(Continued)

(In thousands, except per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2006 (brought forward)	58,806	$320,550	9,054	$9	$7,911	$(153)	$(314,088)	$(306,321)
Convertible preferred stock converted to common stock at IPO (unaudited)	(58,806)	(320,550)	59,428	59	320,491	—	—	320,550
Proceeds from IPO, net of expenses (unaudited)	—	—	16,100	16	190,229	—	—	190,245
Stock options exercised (unaudited)	—	—	802	1	2,049	—	—	2,050
Stock options repurchased (unaudited)	—	—	(26)	—	(50)	—	—	(50)
Stock options issued to non-employees (unaudited)	—	—	—	—	42	—	—	42
Reclassification of options exercised but not vested (unaudited)	—	—	—	—	(845)	—	—	(845)
Reclassification of warrant liability upon IPO (unaudited)	—	—	—	—	25,170	—	—	25,170
Stock-based compensation (unaudited)	—	—	—	—	2,597	—	—	2,597
Stock-based compensation expense related to non-recourse notes (unaudited)	—	—	—	—	2,594	—	—	2,594
Comprehensive loss:
Unrealized loss on available-for-sale investments (unaudited)	—	—	—	—	—	(25)	—	(25)
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	49	—	49
Net loss (unaudited)	—	—	—	—	—	—	(45,909)	(45,909)

Total comprehensive loss (unaudited)								(45,885)

Balance at June 30, 2007 (unaudited)	—	$—	85,358	$85	$550,188	$(129)	$(359,997)	$190,147

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Cash Flows from Operating Activities:
Net loss	$(66,480)	$(64,826)	$(89,935)	$(36,389)	$(45,909)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,561	6,374	7,458	3,480	4,423
In-process research and development	—	—	4,474	—	—
Amortization of debt discount	345	219	218	128	282
Asset impairment charges	—	—	—	—	393
Issuance of warrants	—	—	189	—	—
Revaluation of warrant liabilities	—	(883)	2,376	91	19,761
Stock-based compensation expense	214	142	992	130	2,810
Gain from disposal of fixed assets	—	—	—	—	(20)
Gain on sale of assets held for sale	—	—	—	—	(2,001)
Unrealized loss on investments	—	—	—	—	(25)
Changes in assets and liabilities:
Accounts receivable	(2,947)	(463)	(38,738)	(7,052)	14,732
Inventory	(8,030)	(16,466)	(33,513)	(13,653)	1,661
Prepaid expenses and other current assets	(172)	93	(2,325)	(206)	39
Deferred inventory costs	—	(16,686)	(50,566)	(18,351)	(7,493)
Other non-current assets	1,406	92	(555)	(337)	599
Accounts payable	4,379	7,793	27,249	3,334	(12,761)
Accrued liabilities and other expenses	3,061	3,711	16,123	7,491	(5,603)
Deferred revenue	441	22,759	87,753	26,777	28,002
Accrued warranty	—	1,692	1,025	645	7,318

Net cash provided by (used in) operating activities	(62,222)	(56,449)	(67,775)	(33,912)	6,208
Cash Flows from Investing Activities:
Purchase of short-term investments	(88,234)	(2,715)	(6,501)	4	—
Proceeds from sale or maturity of short-term investments	101,275	36,672	6,912	1,098	—
Proceeds from disposition of acquired assets	—	200	1,450	1,450	—
Proceeds from disposal of fixed assets	—	—	—	—	30
Proceeds from sale of assets held for sale	—	—	—	—	2,507
Purchase of property and equipment	(3,279)	(4,006)	(15,255)	(4,937)	(8,723)
Change in prepaid deposit for equipment	(479)	—	—	—	—
Acquisition of certain assets, net	—	(700)	(4,675)	—	—

Net cash provided by (used in) investing activities	9,283	29,451	(18,069)	(2,385)	(6,186)

The accompanying notes are an integral part of these consolidated financial statements

INFINERA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In thousands)

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Cash Flows from Financing Activities:
Principal payments on loan obligation	(11,362)	(12,629)	(21,520)	(11,012)	(30,901)
Cash payments for debt issuance costs	—	(185)	(14)	—	—
Proceeds from loans	7,127	27,244	21,628	13,652	7,119
Proceeds from initial public offering, net of issuance costs	—	—	—	—	190,245
Proceeds from issuance of common stock	731	1,009	4,377	2,591	2,050
Proceeds from issuance of convertible preferred stock, net of issuance costs	55,112	42,627	74,055	52,640	—
Proceeds from non-recourse notes	—	—	261	18	—
Repurchase of common stock	—	(7)	(7)	—	(50)

Net cash provided by financing activities	51,608	58,059	78,780	57,889	168,463

Effect of exchange rate changes	$12	$(79)	$(65)	$(62)	$49

Net change in cash and cash equivalents	(1,319)	30,982	(7,129)	21,530	168,534
Cash and cash equivalents at beginning of period	6,350	5,031	36,013	36,013	28,884
Cash and cash equivalents at end of period	$5,031	$36,013	$28,884	$57,543	$197,418

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,944	$1,629	$3,585	$1,369	$2,203
Cash paid for income taxes	$—	$5	$28	$28	$81
Supplemental schedules of non-cash investing and financing activities
Issuance of warrants in connection with debt arrangements	$368	$179	$—	$—	$—
Debt assumed in connection with acquisition of certain assets of Big Bear Networks, Inc.	$—	$2,000	$—	$—	$—
Debt assumed in connection with acquisition of certain assets of Little Optics, Inc.	$—	$—	$4,500	$—	$—
Issuance of convertible preferred stock warrants in connection with Series G financing and the acquisition of certain assets of Little Optics, Inc.	$—	$660	$902	$—	$—
Issuance of common stock for notes receivables	$183	$—	$—	$—	$—
Debt placement fees	$—	$800	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Significant Accounting Policies

Organization

Infinera Corporation (the Company) was founded in December 2000 and has developed a digital optical communications system called the Infinera DTN System (DTN System). The Company began commercial shipment of its DTN System in November 2004.

Initial Public Offering

In June 2007, the Company completed its initial public offering (IPO) of common stock in which it sold and issued 16.1 million shares of its common stock, including 2.1 million shares sold pursuant to the underwriters’ full exercise of their option to purchase additional shares, at an issue price of $13.00 per share. The Company raised a total of $209.3 million in gross proceeds from its IPO, or $190.2 million in net proceeds after deducting underwriting discounts and commissions of $14.7 million and other offering costs of $4.4 million. Upon the closing of the IPO, all shares of convertible preferred stock then outstanding automatically converted into 59,427,606 shares of common stock.

Significant Accounting Policies

Basis of Financial Statements

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

On February 16, 2007, the Board of Directors approved a 1-for-4 reverse stock split of the Company’s outstanding shares of common stock and convertible preferred stock that was effected on May 15, 2007. All issued and outstanding common stock, convertible preferred stock and per share amounts contained in the financial statements have been retroactively adjusted to reflect this reverse stock split.

The accompanying unaudited interim consolidated financial statements as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with the United States generally accepted accounting principles (GAAP) in the have been condensed or omitted pursuant to such rules and regulations.

In the opinion of management, the unaudited interim consolidated financial statements as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 have been prepared on the same basis as the audited consolidated statements and reflect all adjustments, which are normal recurring adjustments, necessary for the fair presentation of our statement of financial position, results of operations and cash flows. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of the operating results for the full fiscal year or any future periods.

Fiscal Calendar

Commencing in 2007, the Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the last Saturday of December in each year. In previous years, the Company operated and reported financial results on a calendar year basis. Accordingly, the six-month periods

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ended June 30, 2007 and 2006 each comprised 26 weeks. The current fiscal year ends on December 29, 2007 and is comprised of 52 weeks.

Use of Estimates

The consolidated financial statements are prepared in accordance with United States GAAP. These accounting principles require the Company to make certain estimates, assumptions and judgments that can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Significant estimates, assumptions and judgments made by management include the determination of the fair value of stock awards and warrants issued prior to the Company’s IPO, revenue recognition, warranty reserve and inventory valuation. Management believes that the estimates and judgments upon which they rely are reasonable based upon information available to them at the time that these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, the Company’s consolidated financial statements will be affected.

Revenue Recognition

The Company’s networking products are generally integrated with software that is more than incidental to the functionality of the equipment. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.” The Company recognizes product revenue when all of the following have occurred: (1) it has entered into a legally binding arrangement with a customer; (2) delivery has occurred, which is when product title and risk of loss have transferred to the customer; (3) customer payment is deemed fixed or determinable; and (4) collectibility is reasonably assured. Revenue is recognized net of cash discounts.

Substantially all of the Company’s product sales have been sold in combination with training and product support services, which consist of software warranty, updates and product support.

Software updates provide customers with rights to unspecified software product upgrades and to maintenance releases and patches released during the term of the support period. Product support includes internet access to technical content, telephone and internet access to technical support personnel. Training services include the right to a specified number of training classes over the term of the arrangement.

Vendor specific objective evidence (VSOE) of fair value for training and product support services is determined by reference to the price the customer will be required to pay when training and product support services are sold separately. To date, the Company has not established VSOE of fair value for training and product support services. Assuming all other revenue recognition criteria have been met and the only undelivered element is training or product support services, revenue is deferred and recognized ratably over the longest undelivered service period. The undelivered service periods range from one to five years. Revenue related to these arrangements is included in ratable product and related support and services revenue in the accompanying consolidated statements of operations.

Occasionally, the Company sells its networking products to customers who do not purchase training or product support services as part of the arrangement. Revenue related to these

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

arrangements is generally recognized as product revenue when delivery of the product has occurred, assuming all other revenue recognition criteria have been met. Once product delivery has taken place, there are no remaining undelivered elements in these arrangements.

Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery and transfer of title. Revenue is recognized only when title and risk of loss pass to customers. In instances where acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction. Payment terms to customers generally range from net 30 to 120 days from product acceptance. In the event payment terms are provided that differ from the Company’s standard business practices, the fees are deemed to not be fixed or determinable and, therefore, revenue is deferred until the fees become fixed or determinable which the Company believes is when they are legally due and payable. The Company assesses the ability to collect from its customers based primarily on the creditworthiness of the customer and past payment history of the customer.

Revenue for products that does not require significant customization, and with respect to which any software is considered incidental, is recognized under Staff Accounting Bulletin No. 104, “Revenue Recognition” (SAB 104). Under SAB 104, revenue is recognized only when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectibility is reasonably assured. Revenue related to these arrangements is included in product revenue in the accompanying consolidated statements of operations.

Shipping charges billed to customers are included in product revenue and in ratable product and related support and services revenue. The related shipping costs are included in cost of product sales and cost of ratable product and related support and services in the accompanying consolidated statements of operations.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB No. 25) and Financial Accounting Standards Board (FASB) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25.” The intrinsic value represents the difference between the per share market price of the stock on the date of grant and the per share exercise price of the related stock option. The Company grants stock options to employees for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. Under APB Opinion No. 25, no compensation expense is recorded for employee stock options granted at an exercise price equal to the market price of the underlying stock on the date of grant. The Company recognizes compensation expense for any stock options granted with an exercise price that is less than the fair value of the underlying stock on the date of grant on a straight-line basis over the vesting period.

On January 1, 2006, the Company adopted the provisions of the Statement of Accounting Standards (SFAS) No. 123(R) “Share-Based Payments” (SFAS 123(R)). Under SFAS 123(R), stock-based compensation costs for employees is measured at the grant date, based on the estimated fair value of the award at that date, and is recognized as expense over the employee’s requisite service

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

period, which is generally over the vesting period, on a straight-line basis. The Company adopted the provisions of SFAS 123(R) using the prospective transition method. Under this transition method, non-vested option awards outstanding at January 1, 2006 continue to be accounted for under the minimum value method under SFAS No. 123, “Accounting for Stock-Based Compensation.” All awards granted, modified or settled after the date of adoption are accounted for using the measurement, recognition and attribution provisions of SFAS 123(R).

Under SFAS 123 (R), the Company estimated the fair value of the stock options granted and rights to acquire stock using the Black-Scholes option pricing formula and a single option award approach. For new-hire grants, options typically vest with respect to 25% of the shares one year after the option’s vesting commencement date and the remainder ratably on a monthly basis over three years after the vesting commencement date. For annual refresh grants, options typically vest ratably on a monthly basis over three years after the vesting commencement date. The Company utilizes its historical data as an estimate of the expected forfeiture rate and it recognizes compensation cost only for those equity awards expected to vest. The estimation of stock awards that will ultimately vest requires judgement, and to the extent actual results differ from the Company’s estimates, such amounts will be recorded as an adjustment in the period estimates are revised. Actual results may differ substantially from these estimates.

The expected term of options granted represents the period of time that options granted are expected to be outstanding, which incorporates the contractual terms, grant vesting schedules and terms and expected employee and director behaviors. Expected term was calculated based on historical information through the first quarter of 2007. For the quarter ended June 30, 2007, the Company elected to use the simplified method to estimate the expected term as permitted by SEC Staff Accounting Bulletin 107 due to increased liquidity of the underlying options after the Company’s IPO as compared to the Company’s historical grants. Expected volatility of the stock is based on the Company’s peer group in the industry in which it does business because the Company does not have sufficient historical volatility data for its own common stock. In the future, as the Company gains historical data for volatility in its own common stock and more data on the actual term employees hold their options, expected volatility and expected term may change, which could substantially change the grant-date fair value of future awards of stock options and ultimately of the expense that the Company records.

During 2006, the Company granted options to employees to purchase a total of 4.7 million shares of common stock at exercise prices ranging from $1.32 to $2.00 per share at a weighted average price of $1.96. During the six months ended June 30, 2007, the Company granted options to employees and directors to purchase a total of 4.7 shares of common stock at exercise prices from $4.04 to $13.00 per share at a weighted average price of $11.02 per share. These options have exercise prices equal to the deemed market value of the Company’s common stock on the dates these options were granted.

At December 31, 2006, the total compensation cost related to stock-based awards granted under SFAS 123(R) to employees and directors but not yet amortized was approximately $5.2 million, net of estimated forfeitures of $0.4 million. These costs will be amortized on a straight-line basis over a weighted average period of approximately 1.1 years. Amortization of stock-based compensation in 2006 was approximately $0.9 million. Basic and diluted loss per share for 2006 were $0.15 higher than if the Company had continued to account for stock-based compensation under APB No. 25.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At June 30, 2007, the total compensation cost related to stock-based options granted under SFAS 123(R) to employees and directors but not yet amortized was $37.9 million, net of estimated forfeitures of $3.3 million. These costs will be amortized on a straight-line basis over a weighted average period of approximately 1.4 years. Amortization of stock-based compensation in the six months ended June 30, 2006 and 2007 were $0.2 million and $2.1 million, respectively.

The weighted average estimated values of employee stock option grants and rights granted under the 2000 Stock Plan and the 2007 Equity Incentive Plan, as well as the weighted average assumptions used in calculating these values during 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007, were based on estimates at the date of grant as follows:

Employee and Director Stock Options	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Volatility	0%	0%	72% - 83%	77% - 83%	62% - 84%
Risk-free interest rate	3.00%	4.05%	4.57% - 5.08%	4.81% - 5.08%	4.50% - 4.94%
Weighted-average expected life	4 years	4 years	4.2 - 5.4 years	4.2 - 5.4 years	4.3 - 6.3 years
Weighted-average fair value of common stock	$0.15	$0.15	$0.81 - $1.35	$0.80 - $0.92	$2.12 - $9.74

Employee Stock Purchase Plan	Six Months Ended June 30, 2007
(Unaudited)
Volatility	49%

Risk-free interest rate	4.97%

Expected life	0.7 years

Estimated fair value	$4.17

The Company began issuing Restricted Stock Units (RSUs) in the second quarter of 2007 pursuant to the Company’s 2007 Equity Incentive Plan. An RSU is a right to receive a share of the Company’s common stock when the unit vests. During the six months ended June 30, 2007, the Company granted RSUs to employees to purchase a total of 0.5 million shares of common stock at no cost, vesting annually over five years. The Company accounted for the fair value of the RSUs using the closing market price of the Company’s common stock on the date of grant. Total compensation cost related to restricted stock unit based awards to employees but not yet amortized at June 30, 2007 was approximately $8.3 million, net of estimated forfeitures of $1.4 million. These costs will be amortized on a straight line basis over a weighted average period of approximately 1.5 years. Amortization of RSU stock-based compensation in the six months ended June 30, 2007 was approximately $0.1 million.

The Company had previously issued non-recourse notes to non-executive officers to finance the purchase of a total of 0.3 million shares of common stock of the Company. Because these employee notes were deemed to be non-recourse, the equity awards are subject to variable accounting. Accordingly, stock compensation expense of $0 million and $2.6 million, calculated based on the change in intrinsic value, for the six months ended June 30, 2006 and 2007, respectively. Total compensation expense on these non-recourse notes were $0, $0.1 million and $0.2 million for 2004, 2005, and 2006.

The Company accounts for stock options granted to non-employees in accordance with Emerging Issues Task Force (EITF) No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employees for Acquiring, or in Conjunction With Selling, Goods or Services” (EITF No. 96-18) and related interpretations. The Company grants stock options to certain consultants and non-employee advisory board members for a fixed number of shares with an exercise price equal to the fair value of the Company’s common stock at the date of grant. Under EITF No. 96-18, compensation expense on non-employee stock options is calculated using the Black Scholes option-pricing model and is recorded using the straight-line method over the vesting period, which approximates the service period. Total compensation expense related to options granted to consultants was not material for 2004, 2005, 2006, and the six months ended June 30, 2006 and 2007.

The following table summarizes the effects of stock-based compensation related to employees, non-recourse notes and non-employees on the Company’s balance sheets and income statements for 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007:

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Stock-based compensation effects in inventory
Beginning Balance	$—	$—	$—	$—	$81
Stock-based compensation expense added to inventory	—	—	112	23	2,463
Stock-based compensation expenses recognized as cost of revenue	—	—	(2)	—	(7)
Stock-based compensation expense released from inventory to deferred inventory costs	—	—	(28)	(2)	(108)

Closing Balance	$—	$—	$82	$21	$2,429

Stock-based compensation effects in deferred inventory cost
Beginning Balance	$—	$—	$—	$—	$23
Stock-based compensation expense added from inventory	—	—	28	2	108
Stock based compensation expense recognized as cost of revenue	—	—	(5)	—	(33)

Closing Balance	$—	$—	$23	$2	$98

Stock-based compensation effects in loss before income taxes
Cost of revenue	$—	$—	$39	$4	$111
Research and development	—	36	409	58	1,323
Sales and marketing	180	99	199	28	433
General and administration	34	7	338	40	903

	214	142	985	130	2,770
Cost of revenue—amortization from balance sheet*	—	—	7	—	40

Total stock-based compensation expense	$214	$142	$992	$130	$2,810

*	Stock-based compensation expense deferred to inventory and deferred inventory costs in prior periods and recognized in the current period.

Inventory Valuation

Inventories consist of raw materials, work-in-process and finished goods and are stated at standard cost adjusted to approximate the lower of actual cost (first-in, first-out method) or market. Market value is based upon an estimated selling price reduced by the estimated cost of disposal. The determination of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

market value involves numerous judgments including estimated average selling prices based upon recent sales volumes, industry trends, existing customer orders, current contract price, future demand and pricing for our products and technological obsolescence of the Company’s products.

Inventory that is obsolete or in excess of the Company’s forecasted demand or is anticipated to be sold at a loss is written down to its estimated net realizable value based on historical usage and expected demand.

The Company recorded total inventory write-downs for lower of cost or market (LCM) adjustments in 2004, 2005 and 2006 of $1.6 million, $9.7 million and $21.7 million, respectively, and in the six months ended June 30, 2006 and 2007 of $8.0 million and $3.3 million, respectively. These adjustments related to the Company’s inventory and firm purchase commitments with suppliers and are reflected as costs of product and cost of ratable product and related support and services. In addition, the Company recorded inventory write-downs for excess and obsolete inventory in 2004, 2005 and 2006 of $2.2 million, $(0.7) million and $1.7 million, respectively, and in the six months ended June 30, 2006 and 2007 of $1.4 million and $2.5 million, respectively.

In valuing its deferred inventory costs, the Company considered the valuation of inventory using the guidance of Accounting Research Bulletin 43 “Restatement and Revision of Accounting Research Bulletins” (“ARB 43”). In particular, the Company considered ARB 43, Chapter 4, Statement 5 and whether the utility of the products delivered or expected to be delivered at less than cost, primarily comprised of common equipment, had declined. The Company concluded that, in the instances where the utility of the products delivered or expected to be delivered were less than cost, it was appropriate to value the deferred inventory costs and inventory costs at cost or market, whichever is lower, thereby recognizing the cost of the reduction in utility in the period in which the reduction occurred or can be reasonably estimated. The Company has, therefore, recorded inventory write-downs as necessary in each period in order to reflect common equipment inventory at the lower of cost or market. In addition, the Company considered the guidance provided in ARB 43, Chapter 4, Statement 10 relating to losses on firm purchase commitments related to inventory items. Given that the expected selling price of common equipment in the future remains below cost, the Company has also recorded losses on these firm purchase commitments in the period in which the commitment is made. When the inventory parts related to these firm purchase commitments are received, that inventory is recorded at the purchase price less the accrual for the loss on the purchase commitment.

If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Allowances for Doubtful Accounts

Management makes judgments as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. At December 31, 2005, December 31, 2006 and June 30, 2007, management has not reserved any of the Company’s accounts receivable as they were deemed fully collectible.

Warranty Reserve

Upon delivery of the Company’s products, the Company’s warrant reserve provides for the estimated cost to repair or replace products or the related components that maybe returned under

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

warranty. In general, the Company’s hardware warranty periods range from 2 to 5 years. Hardware product warranties provide the customer with protection in the event that the product does not perform to product specifications. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Cash Equivalents and Short-term Investments

The Company considers all liquid instruments with an original maturity at the date of purchase of 90 days or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company considers all instruments with remaining time to maturity of one year or less to be short-term investments. At December 31, 2005 and 2006 and at June 30, 2007, cash equivalents and short-term investments consisted primarily of money market funds, commercial paper and corporate bonds. The Company’s cash equivalents and short-term investments are classified as available-for-sale in accordance with the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

All cash equivalents and short-term investments are stated at fair market value based on quoted market prices with unrealized gains and losses reported in accumulated comprehensive loss as a separate component of stockholders’ equity (deficit). The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, both of which are included in interest income. Realized gains and losses, and declines in value judged to be other-than-temporary, which were insignificant, are recorded as a component of interest income using the specific-identification method.

Fair Values of Financial Instruments

The carrying value of cash and cash equivalents approximates fair value due to the short amount of time to maturity. Fair values of short-term investments are based on quoted market prices. The fair values of the Company’s obligations under lines of credit and term loans are based on current rates offered to the Company for similar debt instruments of the same remaining maturities. The carrying value of the Company’s lines of credit and term loans approximated fair value at December 31, 2005 and 2006 and at June 30, 2007. The fair value of the convertible preferred stock warrant liabilities was estimated using a combination of both the Black-Scholes and Lattice models.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. An assumption of lease renewal where a renewal option exists is used only when the renewal has been determined to be reasonably assured. Repair and maintenance costs are expensed as incurred. The estimated useful life for each asset category is as follows:

Estimated Useful lives
Laboratory and manufacturing equipment	1.5 to 10 years
Furniture and fixtures	5 years
Computer hardware and software	1.5 to 3 years
Leasehold improvements	1 to 7 years

The Company regularly reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable or that the useful life is shorter than originally estimated. If impairment indicators are present and the projected future undiscounted cash flows are less than the carrying value of the assets, the carrying values are reduced to the estimated fair value. If assets are determined to be recoverable, but the useful lives are shorter than originally estimated, the carrying value of the assets is depreciated over the newly determined remaining useful lives. Impairment losses have been immaterial through June 30, 2007.

Valuation of Intangibles

The Company tests for asset impairment of amortizing intangible assets using the guidance of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” where recoverability of these assets is assessed only when events have occurred that may give rise to impairment. When events or circumstances indicate that a potential impairment may have occurred, future undiscounted net cash flows associated with the related asset or group of assets over their remaining lives are compared to the current carrying amounts of such assets. When projected cash flows are less than the carrying amounts of the intangibles, an impairment loss would be recognized by comparing the discounted present value of future cash flows to carrying amounts and writing down the excess of the carrying amounts to their respective fair values. No impairment losses have been recognized through June 30, 2007.

Deferred Inventory Costs

When the Company’s products have been delivered, but the product revenue associated with the arrangement has been deferred as a result of not meeting the revenue recognition criteria in SOP 97-2, the Company also defers the related inventory costs for the delivered items in accordance with ARB 43.

Accounting for Income Taxes

As part of the process of preparing the Company’s consolidated financial statements, the Company is required to estimate its taxes in each of the jurisdictions in which it operates. The Company estimates actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as accruals and allowances not currently deductible for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

tax purposes. These differences result in deferred tax assets and liabilities, which are included in the Company’s consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company’s consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carry-forwards are utilized. Accordingly, realization of the Company’s deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized.

The Company must assess the likelihood that the Company’s deferred tax assets will be recovered from future taxable income, and to the extent the Company believes that recovery is not likely the Company must establish a valuation allowance. Management judgment is required in determining the Company’s provision for income taxes, the Company’s deferred tax assets and liabilities and any valuation allowance recorded against the Company’s net deferred tax assets. The Company recorded a full valuation allowance as of December 31, 2006 and June 30, 2007 because, based on the available evidence, the Company believed at that time it was more likely than not that it would not be able to utilize all of its deferred tax assets in the future. The Company intends to maintain the full valuation allowances until sufficient evidence exists to support the reversal of the valuation allowances. The Company makes estimates and judgments about its future taxable income that are based on assumptions that are consistent with its plans and estimates. Should the actual amounts differ from the Company’s estimates, the amount of the Company’s valuation allowance could be materially impacted.

Concentration of Credit Risk

Financial instruments that are potentially subject to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and trade receivables. Investment policies have been implemented that limit investments to investment grade securities. Credit risk with respect to trade receivables is mitigated by credit evaluations the Company performs on its customers and by the financial strength of the Company’s customer base. Collateral is not required for trade receivables. In 2004, the Company had one customer that represented 100% of revenues. Level 3 and Broadwing, which Level 3 acquired in January 2007, together accounted for approximately 28%, 75%, 57% and 55% of the Company’s revenue in 2005, 2006 and the six months ended June 30, 2006 and 2007, respectively. In 2005, the Company had four other customers that each represented over 10% of the Company’s revenue. In 2006, the Company had no other customer that represented more than 10% of revenue. In the six months ended June 30, 2006, the Company had one other customer that represented approximately 18% of revenue. In the six months ended June 30, 2007, the Company had one other customer that represented approximately 14% of revenue.

The Company depends on a single or limited number of suppliers for components and raw materials. The Company generally purchases these single or limited source components and materials through standard purchase orders and has no long-term guarantee supply agreements with its suppliers. While the Company seeks to maintain sufficient reserve stock of such products, the Company’s business and results of operations could be adversely affected by a stoppage or delay in receiving such components and materials, the receipt of defective parts, an increase in price of such components and materials or the Company’s inability to obtain reduced pricing from its suppliers in response to competitive pressures.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency Translation and Transactions

The Company considers the functional currencies of its foreign subsidiaries to be the local currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate as of the balance sheet date, and costs and expenses are translated at average exchange rates in effect during the year. Equity transactions are translated using historical exchange rates. The effects of foreign currency translation adjustments are recorded as a separate component of stockholders’ equity (deficit) in the accompanying consolidated balance sheet. Foreign denominated monetary accounts have been remeasured to the U.S. dollar. Aggregate foreign currency transaction gains (losses) recorded were not material in 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007, respectively.

Other Accumulated Comprehensive Loss

Comprehensive loss consists of other comprehensive loss and net loss. Other comprehensive loss includes certain changes in equity that are excluded from net loss. Specifically, cumulative foreign currency translation adjustments are included in other accumulated comprehensive loss. Comprehensive loss has been reflected in the consolidated statements of convertible preferred stock and stockholders’ equity (deficit).

The components of other accumulated comprehensive loss are as follows (in thousands):

	December 31,		Six Months Ended June 30,
	2005	2006	2006	2007
			(Unaudited)
Accumulated net unrealized loss on foreign currency translation adjustment	$(87)	$(153)	$(149)	$(103)
Net unrealized holding gain (loss) on available-for-sale investments	1	—	5	(26)

Other accumulated comprehensive loss	$(86)	$(153)	$(144)	$(129)

Advertising

All advertising costs are expensed as incurred. Advertising expenses were approximately $63,000, $56,000, and $0.2 million in 2004, 2005 and 2006, respectively, and approximately $79,000 and $0.2 million for the six months ended June 30, 2006 and 2007, respectively.

Research and Development

All costs to develop the Company’s hardware products are expensed as incurred. Software development costs are capitalized beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. Generally, the Company’s products are released soon after technological feasibility has been established. As a result, costs subsequent to achieving technological feasibility have not been significant and all software development costs have been expensed as incurred.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Freestanding Convertible Preferred Stock Warrants

Upon the closing of the Company’s IPO in June 2007, warrants to purchase shares of the Company’s convertible preferred stock became warrants to purchase shares of the Company’s common stock and, as a result, are no longer subject to Financial Accounting Standards Board Staff Position (FSP) No. 150-5, “Issuers Accounting under Statement No. 150 for Freestanding Warrants and Other similar Instruments on Shares that are Redeemable” (FSP 150-5). The then-current aggregate fair value of these warrants of $25.2 million was reclassified from current liabilities to additional paid-in capital, a component of stockholders’ equity (deficit), and the Company has ceased to record any further periodic fair value adjustments.

In the six months ended June 30, 2007 (through the completion of its IPO), the Company recorded $19.8 million of expense reflected in other gain (loss), net to reflect the increase in fair value during the periods.

2. Cumulative Effect of Change in Accounting Principle

On June 29, 2005, the FASB issued FSP 150-5. This Staff Position affirms that such warrants are subject to the requirements in FSP 150-1, regardless of the timing of the redemption feature or the redemption price. Therefore, under FSP 150-5, the freestanding warrants that were related to the Company’s convertible preferred stock and common stock are liabilities that should be recorded at fair value. The Company previously accounted for freestanding warrants for the purchase of the Company’s convertible preferred stock under EITF No. 96-18.

Effective July 1, 2005, the Company adopted FSP 150-5 and reclassified the fair value of the warrants from equity to liability and recorded a cumulative effect of $1.1 million. In addition, the Company recorded charges of $0.2 million to reflect the increase in fair value between July 1, 2005 and December 31, 2005. In 2006, the Company recorded $2.4 million of charges in other loss, net to reflect the increase in fair value between January 1, 2006 and December 31, 2006.

			December 31, 2005
			Change of Control Scenario					IPO Scenario
	Exercise Price	Per Share Value	Probability	Expected Term (yrs)	Interest Rate	Volatility	Per Share	Probability	Expected Term (yrs)	Interest Rate	Volatility	Per Share
Series A	$10.00	$0.56	100%	0.3	4.08%	60%	0.57	0%	0.3	4.08%	60%	$0.57
Series A	10.00	0.88	100%	0.5	4.14%	60%	0.89	0%	0.5	4.14%	60%	0.89
Series A	10.00	2.88	90%	1.9	4.40%	70%	2.82	10%	2.5	4.39%	75%	3.40
Series B	13.96	3.60	90%	1.9	4.40%	70%	3.47	10%	3.2	4.38%	80%	4.90
Series E	2.40	2.24	90%	1.9	4.40%	70%	2.20	10%	6.0	4.36%	85%	2.63
Series F	3.80	2.20	90%	1.9	4.40%	70%	2.11	10%	6.5	4.36%	85%	2.79
Series G	5.40	2.48	90%	1.9	4.40%	65%	2.39	10%	4.9	4.36%	80%	3.26
Series G	5.40	2.48	90%	1.9	4.40%	65%	2.39	10%	5.0	4.36%	80%	3.27
Common Stock	8.96	0.08	90%	1.9	4.40%	75%	0.05	10%	7.5	4.37%	95%	0.44
Common Stock	8.96	0.08	90%	1.9	4.40%	75%	0.05	10%	8.5	4.38%	95%	0.44

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

			December 31, 2006
			Change of Control Scenario					IPO Scenario
	Exercise Price	Per Share Value	Probability	Expected Term (yrs)	Interest Rate	Volatility	Per Share	Probability	Expected Term (yrs)	Interest Rate	Volatility	Per Share
Series A	$10.00	$3.28	40%	0.9	5.01%	60%	$2.85	60%	1.5	4.91%	65%	$3.60
Series B	13.96	3.72	40%	0.9	5.01%	60%	2.68	60%	2.2	4.81%	70%	4.43
Series E	2.40	5.36	40%	0.9	5.01%	60%	5.28	60%	5.0	4.70%	75%	5.44
Series F	3.80	4.72	40%	0.9	5.01%	60%	4.40	60%	5.5	4.70%	75%	4.91
Series G	5.40	3.88	40%	0.9	5.01%	55%	3.41	60%	3.9	4.71%	70%	4.20
Series G	5.40	3.88	40%	0.9	5.01%	55%	3.41	60%	4.0	4.71%	70%	4.19
Series G	5.40	3.88	40%	0.9	5.01%	55%	3.41	60%	4.4	4.71%	70%	4.22
Series G	5.40	3.88	40%	0.9	5.01%	55%	3.41	60%	4.5	4.71%	70%	4.21
Series G	5.40	3.88	40%	0.9	5.01%	55%	3.41	60%	4.6	4.71%	70%	4.23
Common Stock	8.96	0.92	40%	0.9	5.01%	65%	0.19	60%	6.5	4.70%	85%	1.44
Common Stock	8.96	0.88	40%	0.9	5.01%	65%	0.19	60%	7.5	4.70%	85%	1.36
Common Stock	8.96	1.00	40%	0.9	5.01%	65%	0.19	60%	8.5	4.71%	85%	1.53

			June 12, 2007 (Unaudited)
			Change of Control Scenario					IPO Scenario
	Exercise Price	Per Share Value	Probability	Expected Term (yrs)	Interest Rate	Volatility	Per Share	Probability	Remaining Contractual Term (yrs)	Interest Rate	Volatility	Per Share
Series A	$9.68	$14.78	0%	0.0	4.95%	55%	$14.38	100%	1.1	5.07%	60%	$14.78
Series B	12.45	12.78	0%	0.0	4.95%	55%	11.61	100%	1.8	5.06%	65%	12.78
Series E	2.40	21.72	0%	0.0	4.95%	55%	21.66	100%	4.6	5.12%	70%	21.72
Series F	3.78	20.37	0%	0.0	4.95%	55%	20.28	100%	5.0	5.15%	70%	20.37
Series G	5.40	18.81	0%	0.0	4.95%	50%	18.66	100%	3.4	5.09%	65%	18.81
Series G	5.40	18.81	0%	0.0	4.95%	50%	18.66	100%	3.6	5.09%	65%	18.81
Series G	5.40	18.81	0%	0.0	4.95%	50%	18.66	100%	3.7	5.09%	65%	18.81
Series G	5.40	18.81	0%	0.0	4.95%	50%	18.66	100%	3.9	5.12%	65%	18.81
Series G	5.40	18.81	0%	0.0	4.95%	50%	18.66	100%	4.1	5.12%	65%	18.81
Series G	5.40	18.81	0%	0.0	4.95%	50%	18.66	100%	4.2	5.12%	65%	18.81
Common Stock	8.96	15.87	0%	0.0	4.95%	60%	15.10	100%	6.1	5.18%	80%	15.87
Common Stock	8.96	15.85	0%	0.0	4.95%	60%	15.10	100%	7.1	5.21%	80%	15.85
Common Stock	8.96	15.99	0%	0.0	4.95%	60%	15.10	100%	8.1	5.21%	80%	15.99
Common Stock	8.96	16.04	0%	0.0	4.95%	60%	15.10	100%	8.9	5.23%	80%	16.04

The Company estimated the fair value of these warrants using the Black-Scholes model for change of control scenario and the Lattice model for a successful initial public offering scenario. The Company then used a probability weighted average of per-share values under the different scenarios to determine the fair value of these warrants at the respective balance sheet dates.

Both models require the Company to make highly subjective assumptions, and a change in the Company’s assumptions could materially affect the fair value estimates.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The impact of the cumulative effect of change in accounting principle on net loss per common share was as follows:

	December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands, except per share data)
Net loss per common share, basic and diluted:
Loss before cumulative effect of change in accounting principle	$(17.94)	$(14.33)	$(14.90)	$(6.84)	$(2.94)
Cumulative effect of change in accounting principle	—	0.25	—	—	—

Net loss	$(17.94)	$(14.08)	$(14.90)	$(6.84)	$(2.94)

Shares used in computing basic and diluted net loss per common share	3,705	4,605	6,036	5,320	15,620

The following table presents the pro forma effect of the adoption of FSP 150-5 on results of operations for 2004 and 2005, if applied retroactively, assuming FSP 150-5 had been adopted in those years.

	December 31,
	2004	2005
	(In thousands, except per share data)
Net loss, as reported	$(66,480)	$(64,826)
Add: Cumulative effect of change in accounting principle included in net loss	—	(1,137)
Change in fair value of warrants	1,029	(229)

Pro forma net loss	$(65,451)	$(66,192)

Pro forma loss per common share, basic and diluted	$(17.67)	$(14.37)

Shares used in computing basic and diluted net loss per common share	3,705	4,605

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Balance Sheet Components

	December 31,		June 30,
	2005	2006	2007
			(Unaudited)
	(In thousands)
Property, plant and equipment
Computer hardware	$1,404	$2,148	$2,482
Computer software	1,846	2,892	2,946
Laboratory and manufacturing equipment	23,156	36,262	43,367
Furniture and fixtures	434	559	728
Leasehold improvements	6,832	10,918	11,737

Less accumulated depreciation and amortization	$33,672	$52,779	$61,260
Property, plant and equipment, net(1)	(19,138)	(26,114)	(30,514)

	$14,534	$26,665	$30,746

Inventory:
Raw materials	$3,617	$6,700	$8,825
Work in process	16,715	38,104	35,961
Finished goods(2)	4,321	13,465	13,725

	$24,653	$58,269	$58,511

Accrued expenses:
Loss contingency related to purchase commitments	$1,299	$3,518	$653
Customer prepay liability	—	2,855	1,683
Professional and other consulting fees	435	2,063	300
Other accrued expenses	4,305	8,138	6,217

	$6,039	$16,574	$8,853

(1)	Property, plant and equipment, net includes approximately $0.4 million, $0.8 million and $0.8 million in asset retirement obligations recorded as of December 31, 2005 and 2006 and at June 30, 2007, respectively. These asset retirement obligations are related to various office leases in California and Maryland.
(2)	Included in finished goods inventory at December 31, 2005 and 2006 and at June 30, 2007, were $3.6 million, $6.8 million and $7.1 million, respectively, of inventory at customer locations where the sales transaction did not meet the Company’s revenue recognition criteria.

4. Acquired Assets

On November 9, 2005, the Company purchased certain assets of Big Bear Networks, Inc. (BBN) for a net consideration of $1.1 million. The purchase price consisted of $2.0 million in an assumed note payable, $0.6 million in cash and $0.1 in transaction fees. An additional $25,000 was retained in an escrow account, which is payable to BBN’s former shareholders and subject to any indemnification claims at the end of the applicable escrow period. This was offset by net proceeds of $1.7 million from the sale of certain non-strategic assets acquired from BBN to a third party purchaser and a $50,000 write-off of an accounts payable balance due to BBN. The purchase of these assets was accounted for under the guidance of SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), for intangible assets acquired with a group of other assets not part of a business combination.

Based on the assessment of fair value of the acquired assets acquired from BBN, performed by an independent third party valuation firm, the Company allocated $60,000 to tangible equipment,

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$0.2 million to inventory and the remaining $0.8 million to intangible assets. The intangible assets represent purchased technologies and will be amortized on a straight-line basis over an estimated useful life of seven years. The amortization is recorded in cost of ratable product and related support and services. The accumulated amortization for intangible assets as of December 31, 2005 and 2006 and June 30, 2007 was $19,230, $0.1 million and $0.2 million, respectively. The carrying value of these intangibles at December 31, 2005, December 31, 2006 and June 30, 2007, was $0.8 million, $0.7 million and $0.6 million, respectively. Based on identified intangible assets recorded at December 31, 2006, the annual amortization expense for each period is expected to be approximately $0.1 million for the remainder of 2007 and for each year beginning 2008 through 2012, at which time the intangible assets will be fully amortized.

On July 13, 2006, the Company entered into a supply and services agreement with Broadwing Corporation (Broadwing) whereby the Company agreed to sell certain customized products and provide manufacturing and support for one of Broadwing’s product divisions. The manufacturing is based on Broadwing’s specifications using its technology, former manufacturing facility and equipment, and certain intellectual property utilized in the manufacture of such products that is owned or licensed by Broadwing. In connection with the agreement, the Company issued a warrant to Broadwing to purchase the equivalent of 92,592 shares of Series G convertible preferred stock at a price of $5.40 per share (after giving effect to the 4:1 reverse stock split in May 2007). Upon the closing of the IPO, this preferred stock warrant became a warrant to purchase the same number of shares of common stock and the exercise price remained the same. The fair value of the warrants of $189,000 was recorded as a reduction to product revenue. In addition, the Company hired certain Broadwing employees in connection with this supply and service agreement. The Company’s obligations under this agreement ended on June 30, 2007. Accordingly, the Company recorded an asset impairment charge of $0.4 million in the second quarter of 2007.

On August 16, 2006, the Company purchased certain assets of Little Optics, Inc. for net consideration of $9.5 million. The purchase price consisted of $4.7 million in cash, $4.5 million in an assumed note payable, $251,000 in fair value of a warrant to purchase 0.1 million shares of Series G convertible preferred stock, and $90,000 in net liabilities assumed. Upon the closing of the IPO, this preferred stock warrant became a warrant to purchase the same number of shares of common stock and the exercise price remained the same. The purchase of these assets was accounted for under the guidance of SFAS 142 for intangible assets acquired with a group of assets not part of a business combination.

Based on the assessment of fair value of the acquired assets performed by an independent third party valuation firm, the Company allocated $4.5 million to in-process research and development, $3.8 million to tangible equipment and the remaining $1.2 million to intangible assets. The in-process research and development was written off on the acquisition date because technological feasibility had not been established and no alternative future uses existed. The intangible assets represent patents, assembled workforce and customer contracts. The fair values of the intangibles on the date of acquisition will be amortized on a straight-line basis over their estimated useful lives ranging from three to fifteen years. The amortization is recorded in amortization of intangible assets on the statement of operations. The accumulated amortization for these intangible assets was approximately $0.1 million as of December 31, 2006 and June 30, 2007, respectively. The carrying value of these intangibles at both December 31, 2006 and June 30, 2007 was $1.1 million. Based on identified intangible assets recorded at December 31, 2006, the annual amortization expense for each period is expected to be approximately $0.1 million for the remainder of 2007 and for each year beginning 2008 through 2012, $55,000 in 2013 through 2020 and $34,000 in 2021, at which time the intangible assets will be fully

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amortized. The in-process research and development charge of $4.5 million was recorded in research and development expense in 2006.

On January 23, 2007, the Company entered into an asset purchase agreement with Broadwing, a division of Level 3, pursuant to which the Company agreed to purchase various assets associated with the former supply of Broadwing products, consisting primarily of test and manufacturing equipment for $1.2 million. Based on an assessment by management of the fair value of the assets, $0.7 million of the acquisition cost was allocated to equipment retained by the Company for internal use and $0.5 million was allocated to assets held for sale. For the six months ended June 30, 2007, the Company had generated proceeds of $2.5 million from the sale of a portion of the assets held for sale, resulting in a gain for the period of $2.0 million. The balance of the assets held for sale amounted to $0.1 million at June 30, 2007. The equipment retained for internal use was redeployed and depreciation commenced in accordance with the Company’s depreciation policy.

5. Intangible Assets

Purchased other intangible assets are carried at cost less accumulated amortization. Amortization expenses are recorded to the appropriate cost and expense categories. The Company expects amortization expense on purchased intangible assets to be approximately $0.1 million for the remainder of 2007, approximately $0.3 million for each year from 2008 through 2009, approximately $0.2 million from each year from 2010 through 2012, approximately $55,000 for each year from 2013 through 2020, and approximately $34,000 in 2021, at which time purchased intangible assets will be fully amortized. The weighted average amortization period as of December 31, 2005 and 2006 was 7 years and 10 years, respectively, and was 9 years as of June 30, 2007. Amortization of intangible assets was $0, approximately $19,000 and $0.2 million in 2004, 2005 and 2006, respectively, and $0.1 million for each of the six months ended June 30, 2006 and 2007, respectively.

	December 31, 2005			December 31, 2006
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(In thousands)			(In thousands)
Patents & developed technology	$808	$(20)	$788	$1,628	$(156)	$1,472
Assembled workforce and other	—	—	—	370	(36)	334

Total intangible assets	$808	$(20)	$788	$1,998	$(192)	$1,806

	June 30, 2007
	Gross Carrying Amount	Accumulated Amortization	Net
	(In thousands)
	(Unaudited)
Patents & developed technology	$1,628	$(242)	$1,386
Assembled workforce and other	370	(83)	287

Total intangible assets	$1,998	$(325)	$1,673

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding during the period. Diluted net loss per common share is computed by giving effect to all potential dilutive common shares, including options, RSUs, common stock subject to repurchase, warrants to purchase common and convertible preferred stock and convertible preferred stock before conversion.

The following table sets forth the computation of net loss per share:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands, except per share data)
Net loss	$(66,480)	$(64,826)	$(89,935)	$(36,389)	$(45,909)
Weighted average common shares outstanding net of weighted-average common shares subject to repurchase	3,705	4,605	6,036	5,320	15,620

Basic and diluted net loss per common share	$(17.94)	$(14.08)	$(14.90)	$(6.84)	$(2.94)

Basic and diluted weighted-average shares used above	3,705	4,605	6,036	5,320	15,620

The following outstanding options, common stock subject to repurchase, convertible preferred stock, right to acquire stock under the Employee Stock Purchase Plan, RSUs and warrants to purchase convertible preferred stock and common stock were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an antidilutive effect. The shares of common stock issuable upon conversion or exercise of such outstanding securities consist of the following:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands)
Options to purchase common stock	5,190	6,696	7,872	4,822	11,634
Common stock subject to repurchase	186	739	1,513	1,404	1,550
Options outstanding related to non-recourse notes	331	331	114	321	114
Estimated employee stock purchase plan	—	—	—	—	475
RSUs	—	—	—	—	498
Convertible preferred stock (as converted basis)	36,270	45,297	59,428	59,360	—
Convertible preferred stock and common stock warrants (as converted basis)	444	867	1,333	1,177	1,333

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Cash, Cash Equivalents and Short-term Investments

The following is a summary of cash and cash equivalents and short-term investments as of December 31, 2005 and 2006 and June 30, 2007 (in thousands):

	December 31, 2005				December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash in banks	$11,310	$—	$—	$11,310	$13,791	$—	$—	$13,791
Money market	19,813	—	—	19,813	16	—	—	16
Commercial paper	5,988	1	—	5,989	15,075	2	—	15,077
Corporate bonds	—	—	—	—	690	—	(2)	688

Total cash, cash equivalents and short-term investments	$37,111	$1	$—	$37,112	$29,572	$2	$(2)	$29,572

Classified as cash and cash equivalents				$36,013				$28,884
Classified as short-term investments				1,099				688

Total cash, cash equivalents and short-term investments				$37,112				$29,572

	June 30, 2007
	(Unaudited)
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash in banks	$32,009	$—	$—	$32,009
Money market	115,574	—	—	115,574
Commercial paper	49,862	—	(26)	49,836
Corporate bonds	696	—	—	696

Total cash, cash equivalents and short-term investments	$198,141	$—	$(26)	$198,115

Classified as cash and cash equivalents				$197,419
Classified as short-term investments				696

Total cash, cash equivalents and short-term investments				$198,115

Commercial paper and corporate bond investments have a contractual maturity term of less than one year. Realized gains (losses) on short-term investments were not material for 2004, 2005, 2006 and for the six months ended June 30, 2006 and 2007.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Deferred Revenue and Deferred Inventory Costs

Deferred revenue and deferred inventory costs consist of the following:

	December 31,		June 30,
	2005	2006	2007
			(Unaudited)
	(In thousands)
Deferred ratable product and related support and services, current	$6,636	$101,080	$129,605
Deferred ratable product and related support and services, non-current	16,564	9,873	9,350

Total deferred revenue	$23,200	$110,953	$138,955

Deferred inventory costs, current	$5,084	$62,936	$70,299
Deferred inventory costs, non-current	11,603	4,317	4,407

Total deferred inventory costs	$16,687	$67,253	$74,706

Deferred ratable product and related support and services revenue consists of revenue on transactions where VSOE of fair value of support and other services has not been established and therefore, the entire arrangement is being recognized ratably over the longest bundled support or service period. In the fourth quarter of 2006, the Company amended several of its significant sales contracts to shorten the contractual software warranty periods to between 90 days and one year, which management believes is more typical in the industry. The weighted average period over which the deferred balance at the end of the second quarter of 2006 will be amortized to revenue was 3.7 years, and was 1.2 years for the second quarter of 2007. This was primarily due to the contractual changes in the software warranty period as discussed above and the Company’s standard practice of negotiating shorter contractual software warranty periods in new contracts.

9. Commitment and Contingencies

Leases

The Company leases facilities under non-cancelable operating lease agreements. The Company had four primary lease agreements at December 31, 2006: two covering its headquarters, research and development (R&D) and manufacturing facility in Sunnyvale, California, one covering its R&D and manufacturing facility in Allentown, Pennsylvania, and one covering its software development facility in Bangalore, India. Terms of the leases are from one to seven years. The Sunnyvale, California lease on the R&D and manufacturing facility was terminated ten months early on December 31, 2005 due to the sale of the property. A new seven year lease on the same facility expiring on December 31, 2012 was entered into with the new landlord. The Company recognizes lease payments on its facilities on a straight-line basis. Both leases at the Sunnyvale facility have annual rent escalation clauses, which resulted in a deferred rent balance of $45,999, $0.8 million and $1.2 million at December 31, 2005, December 31, 2006 and June 30, 2007, respectively. The unamortized deferred rent balance of $0.1 million that was related to the terminated lease with the predecessor landlord was charged to expense upon termination of the lease in 2005.

On August 31, 2005, the Company entered into a 15-month lease for office space adjacent to its manufacturing facility in Sunnyvale, California, expiring on December 31, 2006. On July 24, 2006, this lease was extended for an additional year and expires on December 31, 2007. In June 2007, the Company exercised its option to extend the lease for an additional three years effective January 1, 2008.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On July 17, 2006, the Company entered into a five year lease expiring on August 31, 2011 for additional office space adjacent to its existing Sunnyvale, California facility. This new space serves as the Company’s administrative headquarters. On May 29, 2007, this lease was amended to include warehouse space in an adjacent building.

Rent expense for all leases was $1.6 million, $1.4 million and $1.7 million for 2004, 2005 and 2006, respectively. Rent expense for all leases was $0.7 million and $1.8 million for the six months ended June 30, 2006 and 2007, respectively.

On July 13, 2006, the Company entered into a supply and services agreement with Broadwing, whereby the Company agreed to manufacture, sell and provide support for certain of its division products. In connection with the agreement, the Company assumed a sublease for a manufacturing facility in Maryland, where the manufacture of the products would continue. The sublease expires on October 31, 2007 and the Company plans to vacate the premises at that time. Total expense for this lease was $0.3 million and $0.4 million for 2006 and the six months ended June 30, 2007, respectively.

Purchase Commitments

The Company has service agreements with its major production suppliers, where the Company is committed to purchase certain parts. As of December 31, 2006 and June 30, 2007, these purchase commitments were $39.2 million and $28.6 million, respectively.

The following is a summary of the Company’s contractual obligations as of December 31, 2006:

	Years Ending December 31,
	Total	2007	2008	2009	2010	2011 and beyond
	(In thousands)
Contractual obligations:
Purchase obligations	$39,176	$39,176	$—	$—	$—	$—
Operating leases	14,987	3,119	2,940	2,929	2,650	3,349

Total contractual obligations	$54,163	$42,295	$2,940	$2,929	$2,650	$3,349

The following is a summary of the Company’s contractual obligations as of June 30, 2007:

	Years Ending December 31,
	Total	Remainder of 2007	2008	2009	2010	2011 and beyond
	(Unaudited)
	(In thousands)
Contractual obligations:
Purchase obligations	$28,579	$28,579	$—	$—	$—	$—
Operating leases	14,265	1,626	3,239	3,193	2,837	3,370

Total contractual obligations	$42,844	$30,205	$3,239	$3,193	$2,837	$3,370

Indemnification Obligations

From time to time, the Company enters into certain types of contracts that contingently require it to indemnify parties against third-party claims. These contracts primarily relate to: (i) certain real estate leases under which the Company may be required to indemnify property owners for environmental and

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

other liabilities, and other claims arising from the Company’s use of the applicable premises; (ii) certain agreements with the Company’s officers, directors and certain key employees, under which the Company may be required to indemnify such persons for liabilities; and (iii) certain provisions in the Company’s customer agreements that may require the Company to indemnify their customers and their affiliated parties against certain liabilities, including if the Company’s products infringe a third party’s intellectual property rights.

The terms of such indemnification obligations vary. Because the maximum obligated amounts under these agreements generally are not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated.

To date, the Company has not incurred any material costs as a result of the indemnification obligations and has not accrued any liabilities related to such obligations in the Company’s consolidated financial statements.

The Company has agreed to indemnify Level 3 in connection with the lawsuit filed by Cheetah Omni LLC on May 9, 2006. See Note 17 of Notes to Consolidated Financial Statements for more information. The Company is contractually obligated to indemnify Level 3 for damages suffered by Level 3 to the extent the Company’s product is found to infringe the two Cheetah Omni LLC patents at issue (Patent Nos. 6,795,605 and 7,142,347), and the Company has assumed the defense of this matter. The Company believes this suit is without merit and intends to defend itself vigorously, but it is unable to predict the likelihood of an unfavorable outcome and, therefore, cannot reasonably estimate the obligations it may have to Level 3 in connection with this matter.

10. Debt Obligations

Debt consisted of the following:

	December 31,		June 30,
	2005	2006	2007
			(Unaudited)
	(In thousands)
Bank loans due 2007-2009	$21,452	$23,481	$—
Assumed debt from acquisition of assets due 2006-2007	2,000	4,500	4,500
Other debt due 2007-2013	321	401	—

Total debt	23,773	28,382	4,500
Less current maturities	12,422	20,025	4,500

Long-term debt	$11,351	$8,357	$—

The Company completed its IPO in June 2007 and generated net proceeds of $190.2 million. The Company used $29.3 million of these funds to pay off the majority its outstanding debt.

On August 16, 2006, the Company purchased certain assets of Little Optics, Inc. The purchase price was paid in part with a $4.5 million promissory note which bears simple interest of 4% per annum. The principal amount together with accrued and unpaid interest of $0.2 million was due on October 2007. In September 2007, the Company repaid this promissory note in full.

On July 31, 2003, the Company entered into a loan agreement with a financial institution that allows for borrowings of up to $0.1 million. The agreement was amended on March 18, 2004 to allow

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for an additional borrowing amount of $30,000. In August 2004, the agreement was amended and an additional $0.2 million was made available and subsequently, an additional $0.2 million was borrowed under the same arrangement. The weighted average interest rate under this credit facility as of December 31, 2005 and 2006 was 5.7% and 8.1%, respectively. Under the agreements, warrants to purchase 5,049 shares of common stock at $8.96 per share were issued. The fair value of these warrants on the date of grant was estimated to be $5,854. For the years ended December 31, 2004, 2005 and 2006, the amounts recorded as interest expense were not material. The principal balance outstanding and classified as non-current was $0.3 million at December 31, 2005 and 2006. This loan was repaid in June 2007, and no additional borrowings are allowed under this credit facility.

On December 29, 2004, the Company entered into a growth capital loan agreement with two co-lender financial institutions. The agreement allowed for borrowings of up to $10.0 million. The loan was secured by, among other things, a lien on the Company’s intellectual property. The terms of the loan were interest only through June 30, 2005, and then the higher of 11% or prime plus 6.25% thereafter over three years. Additionally, when the loan matures, the Company must make an additional payment equal to 8% of the original principal amount. In January 2005, the Company borrowed $3.0 million under this line. Under this agreement, warrants to purchase 0.1 million shares of Series E convertible preferred stock at $2.40 per share were issued. The fair value of these warrants at the date of grant was estimated to be $0.2 million. In March 2005, the Company issued additional warrants to purchase 0.1 million shares of Series E convertible preferred stock at $2.40 per share when we borrowed the remaining $7.0 million under this line. The fair value of these warrants on the date of grant was estimated to be $0.1 million. The weighted average interest rate under this credit facility as of December 31, 2005 and 2006 was 12.7% and 16.7%, respectively. The amounts recorded as interest expense for both warrant issuances were not material for 2004 and were $99,875 and $111,634 for 2005 and 2006, respectively. The amounts recorded as interest expense for both warrant issuances was $55,816 and $155,682 for the six months ended June 30, 2006 and 2007, respectively. The principal balance outstanding was $6.2 million, of which $3.5 million and $2.7 million were classified as current and non-current, respectively, at December 31, 2006. This loan was repaid in June 2007, and no additional borrowings are allowed under this credit facility.

On December 29, 2004, the Company entered into a borrowing arrangement with a financial institution. This arrangement provided for two facilities, an operating line of credit and a revolving line of credit. The operating line of credit allowed for borrowings secured by approved accounts receivable and purchase orders. The revolving line allowed for borrowing subject to the Company maintaining certain minimum cash balances. Total borrowings under the arrangement could not exceed $20.0 million and bore interest at various rates of interest depending on the facility. The total available credit under the agreement was reduced by, among other things, any stand-by letters of credit outstanding. Under this agreement, warrants to purchase 62,500 shares of Series E convertible preferred stock at $2.40 per share and 9,259 shares of Series G convertible preferred stock at $5.40 per share were issued. The fair value of these warrants on the date of grant was estimated to be $0.1 million. For the years ended December 31, 2004, 2005 and 2006, the amounts recorded as interest expense were not material for 2004 and $74,460 and $36,507, for 2005 and 2006, respectively. The amounts recorded as interest expense for the six months ended June 30, 2006 and 2007 was $36,507 and $20,712, respectively. The arrangement was scheduled to expire on June 28, 2006 but was amended a number of times in 2006 by mutual consent to, among other things, extend the maturity date, extend the deadline for providing audited financial statements and waive the deadline for certain other management reports. On October 6, 2006, the arrangement was amended to allow the Company to borrow against its accounts receivable, to increase the facility amount to $25.0 million, to reduce the interest rate on the revolving line to the greater of prime or 6.25% and to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

extend the maturity date to September 27, 2007. The weighted average interest rate under all sub-facilities as of December 31, 2005 and 2006 was 7.7% and 10.1%, respectively. As of December 31, 2006, there were no outstanding balances on the operating line of credit. As of December 31, 2006, the principal balance outstanding under the revolving loan was $9.5 million, which was classified as current. As of June 30, 2007, there were no outstanding balances on both the revolving and operating lines of credit.

On June 21, 2005, the Company entered into a loan arrangement with a financial institution. This arrangement provides for two separate sub-facilities, a term loan and a revolving facility. Under the arrangement, the maximum term advance shall not exceed $5.5 million and the maximum revolving advance shall not exceed $6.0 million; provided, however, that at no time may the total outstanding loan obligations under the arrangement exceed $10.0 million. Under the arrangement, the Company maintained on deposit with the bank an unrestricted compensating balance of $4.0 million. The arrangement was secured by, among other things, the Company’s equipment and certain intellectual property. The term facility is repayable over a three-year period and the revolving facility is repayable over a period of twelve months. The interest rate for the arrangement is at a variable rate of 0.50% above the prime interest rate. In connection with the loan arrangement, the Company granted warrants to purchase 19,824 shares of Series F convertible preferred stock at an exercise price of $3.78 per share. The fair value of these warrants on the date of grant was estimated at $35,599. For 2004, 2005 and 2006, the amounts recorded as interest expense were not material and at December 31, 2006, the value of the warrant was fully amortized. During 2006, the loan arrangement was amended at various times by mutual consent to extend the maturity date, amend certain definitions in the agreement, permit the acquisition of the assets of Little Optics, Inc. and waive specified management reports. On October 31, 2006, the arrangement was amended and restated to terminate the term loan and revolving facility, replace them with a new three-year variable rate term facility and the amount borrowed previously under the term loan and revolving facility was repaid from the proceeds of this new facility. Total borrowings under this new facility may not exceed $15.0 million. In February and March 2007, the Company borrowed approximately $7.0 million under this facility. As a result, borrowings under the facility were fully utilized. The interest rate on this new facility is set at the bank’s prime rate and the Company is required to comply with certain information reporting requirements. The weighted average borrowing rate under this facility was 9.0% and 8.3% at December 31, 2005 and 2006, respectively. The principal balance outstanding under this facility was $7.8 million, of which $2.5 million and $5.3 million were classified as current and non-current, respectively, at December 31, 2006. This loan was repaid in June 2007, and no additional borrowings are allowed under this credit facility.

On June 26, 2006, the Company entered into a premium financing agreement with a financial institution for $0.2 million. The loan is repayable over ten months and bears interest at a rate of 6.0% per annum. The principal balance outstanding under this loan was approximately $86,000 at December 31, 2006, which was classified as current. This loan was repaid in April 2007, and no additional borrowings are allowed under this credit facility.

As of December 31, 2006, the above agreements required the Company to maintain compliance with certain covenants and prohibit the Company from paying dividends. At December 31, 2006, the Company had satisfied all the requirements set forth by the Company’s financial institutions and had access to an additional $19.5 million of incremental funds under its then existing credit facilities. As of June 30, 2007, the Company had access to an additional $23.0 million of incremental funds under its existing credit facility; however, this facility expired in August 2007.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2006, the Company’s payments under debt arrangements are due as follows (in thousands):

Year
2007	$21,834
2008	5,825
2009	2,780
2010	19
2011	163
Thereafter	172

Total minimum payments	30,793
Less amount representing interest	(2,411)

Present value of future minimum payments	28,382
Less current portion of debt obligation	(20,025)

Long-term portion of debt obligation	$8,357

11. Founder’s Stock, Restricted Stock, Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Founders’ Stock

In December 2000, the Company issued 1.4 million shares of common stock at $0.004 per share to a founder of the Company for cash proceeds of $5,500. In March 2001, the Company repurchased 0.4 million of these shares at the original issuance price of $0.004 per share for a total of $1,500. In March 2001, the Company issued 2.0 million shares, at $0.10 per share, to the other founders of the Company for cash proceeds of $0.2 million. The founders’ shares are subject to adjustment for certain events, including mergers, stock dividends, stock splits, and other events. The founders’ shares vested over four years: 20% immediately, and 1.667% per month for 48 months thereafter. At December 31, 2006, all of the shares of the founders’ common stock were fully vested.

One of the founders who received a grant of 1.0 million shares of common stock in March 2001 was an advisor to the Company from March 2001 to May 2001. Accordingly, the Company recorded a compensation charge of $9,000, which was calculated using the Black-Scholes option-pricing model. This founder became an employee of the Company in May 2001, whereupon his stock grant was remeasured due to a change in employment status. The intrinsic value of the unvested shares of common stock as of the change of employment status was $0.7 million. This amount was recognized over the remaining vesting period. For 2004 and 2005, the Company recorded a compensation charge of $0.2 million and $45,000, respectively. At December 31, 2006, the common stock was fully vested.

Restricted Stock

In March 2001, the Company issued 0.2 million and 0.1 million shares of restricted common stock at $0.10 per share to a member of the Board of Directors and an employee of the Company, respectively, for total cash proceeds of $30,000. The 0.1 million shares of restricted common stock issued to the employee are under the Company’s 2000 Stock Option Plan. In November 2001, the Company issued 42,500 shares of restricted common stock at $1.40 per share to another member of the Board of Directors of the Company for cash proceeds totaling $59,500. These restricted shares are subject to adjustment for certain events, including mergers, stock dividends, stock splits and other

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

events. These restricted shares vest over four years. In connection with a software license agreement in June 2004, the Company issued 7,500 shares of restricted common stock at $1.84 per share for cash proceeds of $13,800. These restricted shares vested over one year. At December 31, 2006, 0.3 million shares of restricted common stock were fully vested.

Convertible Preferred Stock

The following is a schedule of authorized, issued and outstanding shares of each series of convertible preferred stock (in thousands):

	Authorized Shares	Shares Issued and Outstanding December 31,

		2005	2006
Series A	3,919	3,691	3,691
Series B	2,128	2,112	2,112
Series C	1,335	1,335	1,335
Series D	7,143	6,920	6,920
Series E	22,975	21,590	21,590
Series F	3,000	2,723	2,723
Series G	21,500	6,304	20,435

Total convertible preferred stock	62,000	44,675	58,806

In October 2004, the Company issued shares of Series E convertible preferred stock at a price that was significantly less than the price of the previously issued Series D convertible preferred stock. On July 30, 2004, the Company issued 0.5 million shares of Series D convertible preferred stock at a price of $8.96 per share to two investors who were also customers of the Company. Because of the close proximity of the time of the sale of the shares of Series D convertible preferred stock and the Series E convertible preferred stock and the decline in the price of the convertible preferred stock from $8.96 to $2.40 per share, on September 29, 2004, a dispute arose regarding the price paid for the Series D convertible preferred stock. As a result of this dispute, the Company entered into a settlement agreement and mutual release with both investors to repurchase 0.2 million shares of the Series D convertible preferred stock at the investor’s original price of $8.96 per share, or $2 million. As part of the agreement, the Company agreed to sell 0.8 million shares of the Series E convertible preferred stock to the same investors at a price of $2.40 per share. The $2.40 per share price represented the fair market value of the Series E convertible preferred stock and was the same price that the Company sold $51.8 million worth of shares of Series E convertible preferred stock to other stockholders. The difference of $1.5 million between the repurchase price and the fair market value of the repurchased shares was charged to other loss, net in 2004. The net amount of $0.5 million recorded to stockholder’s equity represented the fair value of the treasury stock repurchased by the Company.

In June 2005, the Company issued 2.7 million shares of Series F convertible preferred stock at $3.78 per share for net proceeds of $10.3 million, net of issuance costs, to fund its current operations. Of the shares of Series F convertible preferred stock sold in June 2005, 2.6 million were sold to a customer of the Company and the remaining 0.1 million shares were sold to an employee of the Company, each on substantially the same terms and conditions. The Company determined that the Series F convertible preferred stock was issued at fair value and, therefore, no contra revenue charges or employee compensation charges were recorded as part of these sales of Series F convertible preferred stock.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the fourth quarter of 2005, the Company issued 6.3 million shares of Series G convertible preferred stock at $5.40 per share for $31.1 million, net of issuance costs, to various investors.

In January, March, May, July and October of 2006, the Company issued a total of 14.1 million shares of Series G convertible preferred stock for $73.4 million, net of issuance costs. The purchase price for these issuances was $5.40 per share, with the exception of a board member’s purchase of 67,934 shares at $7.36 per share in October 2006. These issuances completed the sale of Series G convertible preferred stock which began in October of 2005. Total Series G convertible preferred stock issued was 20.4 million shares for $105.1 million, net of issuance costs.

In connection with the Company’s IPO, the Company’s outstanding convertible preferred stock was converted into common stock of the Company.

The significant rights and obligations of the Company’s convertible preferred stock were as follows:

Voting Rights—Each holder of Series A, B, C, D, E, F and G convertible preferred stock was entitled to the number of votes equal to the number of shares of common stock into which such preferred stock are convertible.

Dividends—Series A, B, C, D, E, F and G convertible preferred stockholders were entitled to receive non-cumulative dividends at the rate of $0.70, $0.98, $1.28, $0.63, $0.17, $0.26, and $0.38 per annum, respectively, for each share of Series A, B, C, D, E, F, and G convertible preferred stock outstanding, when, as and if declared by the Board of Directors. These dividends were payable in preference to common stock dividends. To date, the Company had not declared or paid any dividends.

Liquidation—In the event of any liquidation, dissolution or winding up of the Company, the holders of Series G convertible preferred stock were entitled to receive, prior and in preference to the other stockholders, $2.70 per share for each share of Series G convertible preferred stock then held by them, plus declared but unpaid dividends. In the event that the available funds and assets were insufficient for full payment to the holders of Series G convertible preferred stock on a per-share basis as outlined above, the entire assets and funds of the Company legally available for distribution were to be distributed ratably among the holders of Series G convertible preferred stock in proportion to the liquidation preference amount each such holder was otherwise entitled to receive.

The holders of Series A through G convertible preferred stock would then be entitled to receive, prior and in preference to any payment or distribution of available funds and assets to shares of common stock, $10.00 for each share of Series A convertible preferred stock, $13.94 for each share of Series B convertible preferred stock, $18.28 for each share of Series C convertible preferred stock, $8.96 for each share of Series D convertible preferred stock, $2.40 for each share of Series E convertible preferred stock, $3.78 for each share of Series F convertible preferred stock, and $5.40 for each share of Series G convertible preferred stock, including the Series G liquidation amount of $2.70 for each share described above, held by them, plus all declared but unpaid dividends on the preferred shares. In the event that the available funds and assets were insufficient for full payment to the convertible preferred stockholders on a per-share basis as outlined above, the entire assets and funds of the Company legally available for distribution were to be distributed ratably among holders of Series A, B, C, D, E, F and G convertible preferred stock in proportion to the liquidation preference amount each such holder was otherwise entitled to receive.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

After all payments had been made to the holders of Series A, B, C, D, E, F and G convertible preferred stock, the remaining assets of the Company available for distribution to stockholders were to be distributed among the holders of Series A, B, C, D, E, F and G convertible preferred stock and common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all Series A, B, C, D, E, F and G convertible preferred stock) until the holders of Series A, B, C, D, E, F and G convertible preferred stock received up to an additional 20% of the Series A, B, C, D, E, F and G convertible preferred stock purchase price for each year the Series A, B, C, D, E, F and G convertible preferred stock is outstanding, respectively; provided, however, that no holder of Series A, B, C, D, E, F or G convertible preferred stock received an aggregate amount greater than the Series A, B, C, D, E, F or G convertible preferred stock original purchase price per share, as applicable; provided further, that the Series E and Series F convertible preferred stock were deemed for these purposes to have been outstanding for two years prior to their issuance dates.

Upon completion of the above distributions, the remaining assets available for distribution to stockholders would have been distributed to the holders of common stock pro rata based on the number of shares of common stock held by each.

Upon liquidation or winding up of the Company, a transfer of greater than 50% of the Company’s voting power or a sale of substantially all of the Company’s assets would constitute a redemption event. As the redemption event of the convertible preferred stock is outside of the Company’s control, all shares of convertible preferred stock have been presented outside of permanent equity. The carrying value will remain the same, as EITF Topic D-98: “Classification and Measurement of Redeemable Securities” states that the initial carrying amount should be the price paid on the issuance date until the redemption is considered probable.

Conversion—Each share of convertible preferred stock was convertible at the option of the holder into fully paid and non-assessable shares of common stock. In connection with the issuance of Series D convertible preferred stock, an anti-dilution adjustment was triggered for Series A convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock. Under the terms of Article IV, Section 4(d)(i) of the Company’s restated certificate of incorporation, the new conversion prices of the Series A Convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock, respectively, were modified as follows:

Conversion price of Series A convertible preferred stock changed from $2.50 to $2.42;

Conversion price of Series B convertible preferred stock changed from $3.486 to $3.11; and

Conversion price of Series C convertible preferred stock changed from $4.57 to $3.86.

Each share of Series A, B, C, D, E, F and G convertible preferred stock was convertible into the number of shares of common stock that result from dividing the original issue price ($2.50, $3.486, $4.57, $2.24, $0.60, $0.9458, $1.35 and $1.84, respectively) by the conversion price of the Series A, B, C, D, E, F and G convertible preferred stock ($2.42, $3.11, $3.86, $2.24, $0.60, $0.9458, $1.35 and $1.84, respectively) at December 31, 2006. Accordingly, the conversion ratios for the Series A, B, C, D, E, F and G convertible preferred stock to common stock were (1:1.0330, 1:1.1209, 1:1.1839, 1:1, 1:1, 1:1, and 1:1, respectively).

Conversion of each series of convertible preferred stock into common stock was automatic upon the earlier of: (i) the closing of an initial public offering, registered under the Securities Act of 1933, which results in aggregate proceeds equal to or exceeding $30.0 million, net of underwriting discounts,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to the Company or (ii) at any time upon the affirmative election of the holders of at least a majority of the then-outstanding shares of Series A, B, C, D, E, F and G convertible preferred stock voting together as a single class. Upon the completion of the Company’s IPO in June, 2007, all shares of convertible preferred stock outstanding automatically converted into 59,427,606 shares of common stock based on the predetermined conversion ratio.

Special Mandatory Conversion—If the Company’s Board of Directors approves a subsequent financing and determines that the holders of the Company’s convertible preferred stock are entitled to participate on a pro rata basis in such qualified financing (Qualified Financing), then each holder of the Company’s convertible preferred stock shall have the right to participate in such Qualified Financing on a pro rata basis. If any holder of convertible preferred stock does not participate in such Qualified Financing up to its full pro rata share, then all or a portion of such holder’s preferred stock shall be converted into fully paid and non-assessable shares of the Company’s common stock upon the closing of such Qualified Financing, based upon the percentage of such holder’s pro rata share that was not purchased by such holder in the Qualified Financing.

Convertible Preferred and Common Stock Warrant Liabilities

The Company had the following unexercised convertible preferred and common stock warrants as of December 31, 2005 and 2006 (in thousands, except per share data):

Stock	Expiration Date(1)	Exercise Price per Share	Shares as of		Fair Value as of
			December 31,		December 31,
			2005	2006	2005	2006
Series A convertible preferred	Apr 2006 to Jul 2008	$10.00	197	135	$444	$445
Series B convertible preferred	Mar 2009	13.96	16	16	58	59
Series E convertible preferred	Dec 2011	2.40	292	292	654	1,568
Series F convertible preferred	Jun 2012	3.80	20	20	43	93
Series G convertible preferred	Nov 2010 to Aug 2011	5.40	298	828	739	3,212
Common stock	July 2013 to May 2016	8.96	35	36	3	32

Total			858	1,327	$1,941	$5,409

(1)	In 2006, warrants to purchase 62,500 shares of Series A convertible preferred stock expired unexercised.

The fair value of these warrants was estimated at the date of grant using a probability weighted average of per-share values using the Black-Scholes and Lattice models.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following convertible preferred stock warrants were converted into common stock warrants upon the completion of the IPO (in thousands, except per share data) (unaudited):

		Convertible Preferred Stock Warrants					Common stock warrants
			Shares as of		Fair value(1)		Shares as of
Stock	Expiration Date	Exercise Price per Share	December 31, 2006	June 12, 2007	December 31, 2006	June 12, 2007	June 12, 2007	Exercise Price per Share
Series A convertible preferred	Apr 2006 to July 2008	$10.00	135	135	$445	$2,061	139	$9.68
Series B convertible preferred	Mar 2009	$13.96	16	16	59	227	18	$12.44
Series E convertible preferred	Dec 2011	$2.40	292	292	1,568	6,336	292	$2.40
Series F convertible preferred	Jun 2012	$3.80	20	20	93	404	20	$3.78
Series G convertible preferred	Nov 2010 to Aug 2011	$5.40	828	828	3,212	15,566	828	$5.40
Common Stock	July 2013 to May 2016	$8.96	36	36	32	576	36	$8.96

Total			1,327	1,327	$5,409	$25,170	1,333

(1)	As of June 12, 2007, immediately before the conversion of convertible preferred stock warrants to common stock warrants.

As of June 30, 2007, no common stock warrants had been exercised.

12. Common Stock

In June 2007, the Company completed its IPO in which it sold and issued 16.1 million shares of its common stock, including 2.1 million shares sold by the Company pursuant to the underwriters’ full exercise of their option to purchase additional shares, at an issue price of $13.00 per share. The Company raised a total of $209.3 million in gross proceeds from the IPO, or $190.2 million in net proceeds after deducting underwriting discounts and commissions of $14.7 million and other offering costs of $4.4 million. Upon the closing of its IPO, all shares of convertible preferred stock then outstanding automatically converted into 59,427,606 shares of common stock. As of June 30, 2007, the Company had the following common stock shares outstanding (in thousands):

Common stock issued in IPO	16,100
Preferred stock conversion	59,428
Options exercised and other	9,830

Total	85,358

On December 6, 2000, the Company adopted the 2000 Stock Option Plan (2000 Plan), which allows the Company to grant incentive stock options or non-statutory stock options. Under the terms of the 2000 Plan, the exercise price of incentive stock options may not be less than 100% of the fair market value of the shares on the date of grant, and the exercise price of non-statutory stock options may not be less than 85% of the fair market value of the shares on the date of grant. The exercise price of incentive stock options and non-statutory stock options granted to an employee or a service provider who, at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of the stock of the Company may be no less than 110% of the fair market value of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the common stock on the date of grant. The exercise price of non-statutory stock options granted to an executive officer of the Company may be no less than 100% of the fair market value of the common stock on the date of grant if such option is intended to qualify as performance-based compensation. Options granted to date generally vest over a four year period.

The maximum aggregate number of shares reserved for future issuance under the 2000 Plan was 9.9 million shares and 9.1 million shares of common stock as of December 31, 2006 and June 30, 2007, respectively. The shares may be authorized but unissued or reacquired common stock. The term of each option shall be the term stated in the option agreement, provided that the term shall be no more than ten years from the date of grant. Any option granted is exercisable at the rate of at least 20% per year over five years from the date the option is granted.

Terms of the 2000 Plan permit option holders to exercise stock options before they are vested, subject to certain limitations. Common stock issued in connection with such exercises is subject to repurchase at the exercise price if vesting does not occur. Of the total common shares outstanding at December 31, 2005, December 31, 2006 and June 30, 2007, 0.8 million, 1.5 million shares and 1.6 million shares, respectively, are subject to repurchase by the Company at the original exercise price. During 2005 and 2006, the Company repurchased and retired 3,750 and 12,156 unvested shares granted under the 2000 Plan, respectively. During the six months ended June 30, 2007, the Company repurchased and retired 26,486 shares subject to repurchase that were granted under the 2000 Plan and did not vest. As of June 30, 2007, options to purchase 8.2 million shares of our common stock were outstanding. The Company’s board of directors has decided not to grant any additional options or other awards under the plan following the IPO. However, the plan will continue to govern the terms and conditions of the outstanding awards previously granted under the plan.

In February 2007, the Company’s Board of Directors adopted the 2007 Equity Incentive Plan (2007 Plan) and the Company’s stockholders approved the plan in May 2007. The 2007 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to the Company’s employees and any parent and subsidiary corporations’ employees, and for the grant of non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to employees, directors and consultants and the Company’s parent and subsidiary corporations’ employees and consultants.

The Company reserved a total of 13,600,000 shares of common stock for issuance pursuant to the 2007 Plan. In addition, the 2007 Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with the Company’s 2008 fiscal year, equal to the least of:

•	5% of the outstanding shares of the Company’s common stock on the last day of the immediately preceding fiscal year;

•	9,000,000 shares; or

•	such other amount as the Company’s board of directors or a committee of its board may determine.

Additionally, in February 2007, the Company’s board of directors established, and in May 2007, its stockholders approved the Company’s 2007 Employee Stock Purchase Plan (ESPP). The ESPP has a twenty-year term and originally authorized the issuance of approximately 1.8 million shares of common stock. The ESPP contains an “evergreen” provision that on the first day of each fiscal year,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

beginning with the Company’s 2008 fiscal year, provides for an increase in the number of shares equal to the least of:

•	1% of the outstanding shares of the Company’s common stock on the first day of the fiscal year;

•	1,875,000 shares; or

•	such other amount as the Company’s board of directors or a committee of its board may determine.

Under the ESPP, eligible employees may enroll in an offering period during certain open enrollment periods. New offering periods begin February 15 and August 15 of each year, except for the first offering period which began on June 7, 2007 and will end on the first trading day on or after February 15, 2008. Under the ESPP, each offering period consists of a six-month purchase period during which employee payroll deductions are accumulated at a rate that does not exceed $25,000 worth of the Company’s stock for each calendar year and used to purchase shares of common stock; and the purchase price of the shares is 85% of the fair market value of the Company’s common stock on the first day of the offering date or on the exercise date (i.e., the last day of an offering period), whichever is lower. A participant may purchase a maximum of 3,000 shares of common stock during an offering period.

The ESPP is intended to qualify under Section 423 of the Internal Revenue Code. The Black-Scholes option pricing model is used to estimate the fair value of rights to acquire stock granted under the Purchase Plan.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the Company’s stock award activity and related information for 2003, 2004, 2005, 2006 and the six months ended June 30, 2007:

A summary of activity under the 2000 Plan is as follows:

	Shares Available for Grant(1)	Options Outstanding	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value
	(In thousands, except per share amounts)
Balance at December 31, 2003	646	3,234	$1.65
Additional options authorized	2,599	—	—
Granted	(2,737)	2,737	$1.31
Exercised	—	(559)	$1.62
Canceled	222	(222)	$1.76

Balance at December 31, 2004	730	5,190	$1.47
Additional options authorized	2,500	—	—
Granted	(2,767)	2,767	$1.16
Exercised	—	(1,162)	$0.86
Canceled	99	(99)	$1.82

Balance at December 31, 2005	562	6,696	$1.44
Additional options authorized	5,750	—	—
Granted	(4,670)	4,670	$1.96
Exercised	—	(3,066)	$1.43	$759
Canceled	428	(428)	$1.21

Balance at December 31, 2006	2,070	7,872	$1.77	$1,927
Additional options and RSUs authorized (Unaudited)	13,600	—	—
Options granted (Unaudited)	(4,724)	4,724	$11.00
RSUs granted (Unaudited)	(498)	498	$0.00
Exercised (Unaudited)	—	(803)	$2.55	$3,520
Canceled (Unaudited)	159	(159)	$2.43

Balance at June 30, 2007 (Unaudited)	10,607	12,132	$5.23	$226,440

(1)	Shares available for grant under the 2000 Plan and 2007 Plan, as applicable.

Options outstanding that have vested and are expected to vest as of December 31, 2006 are as follows:

	Number of shares	Weighted average price	Weighted average remaining contractual term	Aggregate intrinsic value(1)
	(In thousands)		(In years)	(In thousands)
Vested	2,466	$1.69	7.17	$842
Expected to vest	5,028	1.81	9.30	1,009

Total	7,494	$1.77	8.63	$1,851

(1)	These amounts represent the difference between the exercise price and the fair market value of common stock for all in-the-money options outstanding on December 31, 2006.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Options outstanding that have vested and are expected to vest as of June 30, 2007 are as follows, which excludes 498,131 shares of common stock issuable upon the lapsing of restrictions associated with awards of the RSUs outstanding as of June 30, 2007 (unaudited):

	Number of shares	Weighted average price	Weighted average remaining contractual term	Aggregate intrinsic value
	(In thousands)		(In years)	(In thousands)
Vested	3,048	$2.00	7.21	$69,855
Expected to vest(1)	8,273	6.69	9.37	150,786

Total vested and expected to vest(2)	11,321	$5.43	8.79	$220,641

Not expected to vest	313

	11,634

(1)	Options outstanding that are expected to vest are net of estimated future option forfeitures in accordance with the provisions of SFAS 123(R).
(2)	Includes shares that are exercised but not vested.

The aggregate intrinsic value of unexercised options is calculated as the difference between the exercise price of the underlying stock option awards and the closing price of the Company’s common stock at June 30, 2007. The aggregate intrinsic value of options which have been exercised is calculated as the difference between the fair market value of the common stock at the date of exercise and the exercise price of the underlying stock option awards. During the six months ended June 30, 2007, the aggregate intrinsic value of stock option awards exercised was $3.5 million.

The following table summarizes information about options outstanding at December 31, 2006:

	Options Outstanding			Exercisable Options(1)
Exercise Price	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
	(In thousands)	(In Years)		(In thousands)
$0.76	570	8.12	$0.76	228	$0.76
$1.00	81	4.50	$1.00	81	$1.00
$1.32	1,345	8.94	$1.32	395	$1.32
$1.40	65	5.08	$1.40	52	$1.40
$1.84	1,159	5.99	$1.84	1,114	$1.84
$2.00	4,125	9.62	$2.00	274	$2.00
$2.24	527	7.55	$2.24	322	$2.24

	7,872	8.63	$1.77	2,466	$1.69

(1)	All options under the 2000 Plan may be exercised prior to vesting but are subject to repurchase at the original issuance price in the event the optionees’ employment is terminated prior to vesting in its entirety.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about options outstanding at June 30, 2007 (unaudited):

	Options Outstanding			Exercisable Options
Exercise Price	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
	(In thousands)	(In Years)		(In thousands)
$0.76	497	7.60	$0.76	254	$0.76
$1.00	73	4.00	$1.00	73	$1.00
$1.32	1,277	8.45	$1.32	540	$1.32
$1.40	26	4.52	$1.40	26	$1.40
$1.84	1,075	5.48	$1.84	1,060	$1.84
$2.00	3,662	9.13	$2.00	657	$2.00
$2.24	486	7.06	$2.24	354	$2.24
$4.04	797	9.51	$4.04	6	$4.04
$7.68	112	9.62	$7.68	—	$—
$10.72	149	9.81	$10.72	5	$10.72
$13.00	3,480	9.93	$13.00	73	$13.00

	11,634	8.80	$5.46	3,048	$2.00

13. Shares Reserved for Future Issuances

Common stock reserved for future issuance was as follows (in thousands):

	At December 31, 2006	At June 30, 2007
		(Unaudited)
Outstanding stock options and awards	7,872	12,132
Reserved for future option grants	2,070	10,607	(1)

Total common stock reserved for stock options	9,942	22,739

Warrants to purchase convertible preferred stock	1,297	—
Warrants to purchase common stock	36	1,333
Convertible preferred stock:
Series A	3,812	—
Series B	2,368	—
Series C	1,580	—
Series D	6,920	—
Series E	21,590	—
Series F	2,723	—
Series G	20,435	—

Total convertible preferred stock	59,428	—

Total common stock reserved for future issuances	70,703	24,072

(1)	Shares available for grant under the 2000 Plan and 2007 Plan, as applicable. The Company does not intend to grant any additional options or other awards from the remaining 985,444 shares available under the 2000 Plan.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Income Taxes

The following is a geographic breakdown of the provision for income taxes (in thousands):

	December 31,			Six Months Ended June 30, 2007
	2004	2005	2006
				(Unaudited)
Domestic	$—	$7	$5	$1
Foreign	—	5	67	61

Total	$—	$12	$72	$62

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,		June 30, 2007
	2005	2006
			(Unaudited)
Deferred tax assets:
Net operating losses	$61,755	$82,550	$86,698
Research credits	7,901	8,070	9,877
Nondeductible	4,205	8,321	11,131
Capitalized software	565	1,979	2,480
Intangibles	19,771	27,635	27,959

Total deferred tax assets	94,197	128,555	138,145
Valuation allowance	(94,197)	(128,555)	(138,145)

Net deferred tax assets	$—	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $29.1 million, $23.5 million and $34.4 million for 2004, 2005 and 2006, respectively. The net change in the total valuation allowance for the six months ended June 30, 2007 was an increase of $9.6 million.

Since inception, the Company has incurred operating losses and, accordingly, has not recorded a provision for income taxes for any periods presented. As of December 31, 2006, the Company had net operating loss carry-forwards for federal income tax purposes of $205.7 million, which expire beginning in the year 2021 if not utilized. As of December 31, 2006, the Company also has state net operating loss carry-forwards of $193.6 million, which expire beginning in the year 2013. The Company has federal and California research and development credits of approximately $5.6 million and $3.7 million, respectively. The federal research credits will begin to expire in the year 2021, and the California research credits have no expiration date. $0.1 million of federal net operating losses relate to stock option deductions, for which a full valuation allowance has been recorded.

As of June 30, 2007, the Company had net operating loss carry-forwards for federal income tax purposes of $216.0 million, which expire beginning in the year 2021 if not utilized. The Company also has state net operating loss carry-forwards of $204.1 million, which expire beginning in the year 2013.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of June 30, 2007, the Company has federal and California research and development credits of approximately $6.9 million and $4.4 million, respectively. The federal research credits will begin to expire in the year 2021, and the California research credits have no expiration date. $1.3 million of federal net operating losses relate to stock option deductions, for which a full valuation allowance has been recorded.

Utilization of the Company’s net operating losses and credit carry-forwards may be subject to a substantial annual limitation due to the ownership change limitations under the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating losses and credit carry-forwards before the Company can utilize them.

The Company adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), at the beginning of 2007. At the adoption date of January 1, 2007, the cumulative unrecognized tax benefit was $6.4 million which was netted against deferred tax assets with a full valuation allowance or other fully reserved amounts, and if recognized there would be no effect on the Company’s effective tax rate. Upon adoption of FIN 48, the Company recognized no adjustment in the liability for unrecognized income tax benefits. For FIN 48 purposes, the Company recognizes interest and penalties related to uncertain tax positions as part of its provision for federal, state and foreign income taxes.

At June 30, 2007, the cumulative unrecognized tax benefit was $5.3 million that was substantially netted against deferred tax assets with a full valuation allowance. Included in the $5.3 million of cumulative unrecognized tax benefit, approximately $21,000 impacted the Company’s effective tax rate in the current quarter. At June 30, 2007, the Company had no liability for unrecognized tax benefits nor any accrued interest and penalties related to uncertain tax positions. Tax returns for all years after 2002 are subject to future examination by the major taxing jurisdictions to which the Company is subject.

The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2003 through 2006. The Company and its subsidiaries’ state income tax returns are open to audit under the statute of limitations for the years ended December 31, 2002 through 2006.

15. Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Company’s chief executive officer. The Company’s chief executive officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region for purposes of allocating resources and evaluating financial performance. The Company has one business activity, and there are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Accordingly, the Company is considered to be in a single reporting segment and operating unit structure.

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue by geographic region is based on the shipping address of the customer. The following table sets forth revenue and long-lived assets by geographic region:

Revenue

	As of December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands)
United States	$—	$2,660	$49,901	$5,499	$87,235
Europe, Middle East and Africa	—	776	7,565	913	19,426
Asia Pacific	599	691	770	295	947

Total revenue	$599	$4,127	$58,236	$6,707	$107,608

Property, plant and equipment, net

	As of December 31,			June 30,
	2004	2005	2006	2007
				(Unaudited)
	(In thousands)
United States	$16,356	$14,155	$26,030	$30,085
Europe, Middle East and Africa	—	—	3	3
Asia Pacific	290	379	632	658

Total property, plant and equipment	$16,646	$14,534	$26,665	$30,746

16. Employee Benefit Plan

In July 2001, the Company’s Board of Directors approved the adoption of a savings plan under Section 401(k) of the Internal Revenue Code. Expenses related to the Company’s 401(k) plan were immaterial for 2004, 2005, 2006 and the six months ended June 30, 2007.

17. Legal Matters

On May 9, 2006, the Company and Level 3 were sued by Cheetah Omni LLC (Cheetah) in the U.S. District Court for the Eastern District of Texas for alleged infringement of patent No. 6,795,605, and a continuation thereof. On May 16, 2006, Cheetah filed an amended complaint, which requested an order to enjoin the sale of the Company’s DTN System and to recover all damages caused by the alleged willful infringement including any and all compensatory damages available by law, such as actual and punitive damages, attorneys’ fees, associated interest and Cheetah’s costs incurred in the lawsuit. Cheetah’s complaint does not request a specific dollar amount for these compensatory damages. The Company is contractually obligated to indemnify Level 3 for damages suffered by Level 3 to the extent its product is found to infringe, and it has assumed the defense of this matter. On July 20, 2006, the Company and Level 3 filed an amended response denying all infringement claims under patent No. 6,795,605 and asserting that the claims of the patent are invalid and that the DTN System does not infringe the patent. On November 28, 2006, Cheetah filed a second amended complaint and added patent No. 7,142,347 to the lawsuit. On December 18, 2006, the Company and Level 3 filed responses to Cheetah’s second amended complaint denying all infringement claims under

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

patent No. 7,142,347 and the Company and Level 3 asserted counterclaims against Cheetah asserting that the claims are invalid and that the DTN System does not infringe the patents.

On January 30, 2007, Cheetah filed a third amended complaint adding additional assertions of infringement for the two patents in suit. On February 16, 2007, the Company and Level 3 filed responses to Cheetah’s third amended complaint denying all infringement claims, and the Company and Level 3 asserted counterclaims against Cheetah asserting that the claims of the patents are invalid and that the DTN System does not infringe the patents.

On March 14, 2007, the Company submitted requests to the U.S. Patent and Trademark Office for inter partes reexamination of U.S. Patent Nos. 6,795,605 and 7,142,347 asking the U.S. Patent and Trademark Office to reexamine the patents based on prior art in order to invalidate the patents or limit the scope of each patent’s claims. On March 21, 2007, the Company and Level 3 filed a motion with the court to stay all proceedings in the lawsuit pending the reexamination of U.S. Patent Nos. 6,795,605 and 7,142,347.

On April 11, 2007, the Company and Cheetah filed a joint motion with the court, agreeing to the following: (1) to stay all proceedings in the lawsuit pending a determination by the U.S. Patent and Trademark Office as to whether it will reexamine U.S. Patent Nos. 6,795,605 and 7,142,347; and (2) if the U.S. Patent and Trademark Office decides to reexamine either U.S. Patent No. 6,795,605 or 7,142,347, to stay all proceedings in the lawsuit pending final resolution of the reexamination(s) by the U.S. Patent and Trademark Office. On April 12, 2007, the court granted the motion staying all proceedings in the lawsuit. On June 26, 2007, the U.S. Patent and Trademark Office ordered reexamination of U.S. Patent No. 6,795, 605. On August 1, 2007, the U.S. Patent and Trademark Office ordered reexamination of U.S. Patent No. 7,142,347. As a result, all proceedings in this lawsuit are stayed until the final resolution of these reexaminations. The Company believes the suit is without merit and intends to defend itself vigorously, but it is unable to predict the likelihood of an unfavorable outcome.

In addition to the matters described above, the Company is subject to various legal proceedings, claims and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, the Company does not expect that the ultimate costs to resolve these matters will have a material effect on its results of operations, financial position or cash flows.

18. Guarantees

Product Warranties

Upon delivery of products, the Company provides for the estimated cost to repair or replace products or the related components that may be returned under the hardware warranty. In general, hardware warranty periods range from two to five years. Hardware product warranties provide the purchaser with protection in the event that the product does not perform to product specifications. During the warranty period, the purchaser’s sole and exclusive remedy in the event of such defect or failure to perform is expressly limited to the correction of the defect or failure by repair, refurbishment or replacement, at the Company’s sole option and expense. The Company estimates the fair value of the Company’s hardware warranty obligations based on the Company’s historical experience of known product failure rates, use of materials to repair or replace defective products, and service delivery costs incurred in correcting product failures. In addition, from time to time, specific hardware warranty accruals may be made if unforeseen technical problems arise with specific products. Management

INFINERA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

periodically assesses the adequacy of the Company’s recorded warranty liabilities and adjusts the amounts as necessary. Changes in product warranty liability in 2005, 2006 and the six months ended June 30, 2006 and 2007 are summarized below.

	For the Years Ended December 31,			For the Six Months Ended June 30,
	2005	2006		2006		2007
				(Unaudited)
	(In thousands)
Balance at the beginning of the period	$—	$1,692		$1,692		$2,718
Charges to operations	2,079	4,166		1,854		5,670
Utilization	(407)	(2,090)		(1,191)		(1,735)
Change in estimate	20	(1,051	)(1)	(18	)(1)	3,383	(2)

Balance at the end of the period	$1,692	$2,717		$2,337		$10,036

(1)	Change in estimate represents overall improvement in average return rates and lower than expected cost of repair.
(2)	Change in estimate represents an increase in the cost of replacement due to lower than expected usage of repaired products to satisfy warranty obligations offset by a continued improvement in average return rates.

The Company’s agreements with customers, as well as its reseller agreements, generally include certain provisions for indemnifying customers and resellers and their affiliated parties against liabilities if the Company’s products infringe a third party’s intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnification obligations and has not accrued any liabilities related to such obligations in the Company’s consolidated financial statements.

Letters of Credit

The Company had $3.2 million of stand-by letters of credit outstanding as of December 31, 2006, of which $1.0 million related to property leases, $1.2 million related to a vendor credit line and $1.0 million related to a value added tax license for Europe. The Company had $2.0 million of standby letters of credit outstanding as of June 30, 2007. These consisted of $1.0 million related to property leases and $1.0 million related to a value added tax license for Europe.

19. New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the Company beginning in the first quarter of 2008. The Company is currently evaluating the impact that SFAS No. 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of 2008, although earlier adoption is permitted. The Company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

100 Gbps of Optical Capacity

(actual size)

infinera®

10,000,000 Shares

Infinera Corporation

Common Stock

Goldman, Sachs & Co.

Lehman Brothers

Morgan Stanley

JPMorgan

Thomas Weisel Partners LLC

Jefferies & Company, Inc.

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fees.

SEC Registration fee	$8,514
FINRA filing fee	29,802
Printing and engraving expenses	30,000
Legal fees and expenses	400,000
Accounting fees and expenses	250,000
Custodian and transfer agent fees	5,000
Miscellaneous fees and expenses	26,684

Total	$750,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation includes provisions that eliminate the personal liability of its directors and officers for monetary damages for a breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated bylaws of the registrant provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances in which indemnification is not required by law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant will not be obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors.

•

The rights conferred in the amended and restated bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant also maintains insurance to insure directors and officers against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities

From October 1, 2004 to September 29, 2007, we issued the following securities in transactions that were not registered under the Securities Act:

1. We granted stock options to purchase 10,325,071 shares of our common stock at exercise prices ranging from $0.76 to $10.72 per share to employees, consultants, directors and other service providers under our 2000 Stock Plan.

2. We issued and sold an aggregate of 5,061,437 shares of our common stock to employees, consultants and other service providers for aggregate consideration of $7.4 million upon exercises of stock options granted under our 2000 Stock Plan.

3. We issued and sold an aggregate of 264,233 shares of our common stock to holders of certain warrants for aggregate consideration of $1.9 million upon exercises of such warrants.

4. In September, October and November 2004, we issued and sold an aggregate of 21,590,036 shares of our Series E convertible preferred stock to 107 institutional and individual investors for an aggregate purchase price of $51.8 million.

5. On June 10 and June 20, 2005, we issued and sold an aggregate of 2,722,563 shares of our Series F convertible preferred stock to an institutional and an individual investor for an aggregate purchase price of $10.3 million.

6. Between October 2005 and October 2006, we issued and sold an aggregate of 20,434,833 shares of our Series G convertible preferred stock to 92 institutional and individual investors for an aggregate purchase price of $110.5 million.

7. In December 2004, we issued warrants to purchase 291,664 shares of Series E convertible preferred stock to debt lenders in connection with their extensions of credit to us.

8. In June 2005, we issued a warrant to purchase 19,824 shares of Series F convertible preferred stock to a debt lender in connection with a credit facility extended to us by that lender.

9. Between November 2005 and May 2006, we issued warrants to purchase 600,784 shares of Series G convertible preferred stock to an institutional investor in connection with its services performed on our behalf.

10. In March 2006, we issued a warrant to purchase 9,259 shares of Series G convertible preferred stock to one of our debt lenders in connection with an additional extension of credit to us.

11. In July 2006, we issued a warrant to an institutional investor to purchase 92,592 shares of Series G convertible preferred stock as partial consideration for a strategic transaction with that institutional investor.

12. In August 2006, we issued a warrant to purchase 125,000 shares of Series G convertible preferred Stock to Nomadics, Inc. in connection with the acquisition of certain assets of Little Optics, Inc. from that company.

The sale of securities described in Items 15(1) and (2) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act. The sale of securities described in Items 15(3) (13) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of Infinera(1).

3.2	Amended and Restated Bylaws of Infinera(1).

4.1	Form of Common Stock certificate of Infinera(2).

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+	Form of Indemnification Agreement between Infinera and each of its directors and executive officers(2).

10.2+	2000 Stock Plan, as amended, and forms of stock option agreements thereunder(2).

10.3+	2007 Equity Incentive Plan and forms of agreements thereunder(2).

10.4+	2007 Employee Stock Purchase Plan(2).

10.5+	2007 Executive Bonus Plan(2).

10.6+	Form of Change of Control Severance Agreement for Infinera’s chief executive officer, chief financial officer and chief operating officer, as amended(2).

10.7+	Form of Change of Control Severance Agreement for Infinera’s other officers, as amended(2).

10.8+	Offer Letter Agreement by and between Infinera and Duston M. Williams dated May 1, 2006(2).

10.9+	Agreement and Release by and between Infinera and William R. Zerella dated June 29, 2006(2).

10.10	Amended and Restated Investors’ Rights Agreement, dated October 7, 2005, by and among Infinera and certain stockholders and the Joinder Agreements thereto dated November 17, 2005, December 29, 2005, January 31, 2006, March 31, 2006, May 9, 2006 and June 30, 2006(2).

10.11†	Master Acquisition Agreement by and between BTE Equipment, LLC and Infinera dated April 11, 2005, as amended on May 19, 2005, August 8, 2005, November 15, 2006 and February 23, 2007(2).

Exhibit No.	Description

10.12	Lease Agreement between Legacy Partners I Sunnyvale, LLC and Infinera, dated December 20, 2005, as amended on February 2, 2006 for Bordeaux Drive, Sunnyvale, CA premises(2).

10.13	Lease Agreement between SCM Properties, LLC and Infinera, dated July 17, 2006, as amended on November 2, 2006 for Java Drive, Sunnyvale, CA premises(2).

10.14	Offer Letter Agreement by and between Infinera and Scott A. Chandler dated February 26, 2003(2).

10.15	Offer Letter Agreement by and between Infinera and Michael O. McCarthy III dated January 16, 2003(2).

10.16	Amendment No. 2 to Lease Agreement between SCM Properties, LLC and Registrant dated May 29, 2007(3).

10.17	Addendum No. 1 to Amendment No. 2 to Lease Agreement between SCM Properties, LLC and Registrant dated May 29, 2007(3).

21.1	Subsidiaries of Infinera(2).

23.1	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1).

24.1	Power of Attorney (contained in the signature page to this registration statement).

+	Indicates management contract or compensatory plan or arrangement.
*	To be filed by amendment.
†	Confidential treatment has been granted for portions of this exhibit. These portions were submitted separately to the Securities and Exchange Commission.
(1)	Incorporated by reference to exhibit filed with Registrant’s Current Report on Form 8-K (No. 001-33486), filed with the Commission on June 12, 2007.
(2)	Incorporated by reference to exhibit filed with Registrant’s Form S-1 Registration Statement (No. 333-140876), filed with the Commission on February 25, 2007, as amended.
(3)	Incorporated by reference to exhibit filed with Registrant’s Quarterly Report on Form 10-Q (No. 001-33486), filed with the Commission on August 1, 2007.

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on this 12th day of October, 2007.

INFINERA CORPORATION

By:	/S/ JAGDEEP SINGH
Jagdeep Singh President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Jagdeep Singh, Duston M. Williams and Michael O. McCarthy III, and each of them, his true and lawful attorneys in fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys in fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

	Title	Date

/S/ JAGDEEP SINGH Jagdeep Singh	Chairman, President and Chief Executive Officer (Principal Executive Officer)	October 12, 2007

/S/ DUSTON M. WILLIAMS Duston M. Williams	Chief Financial Officer (Principal Financial and Accounting Officer)	October 12, 2007

/S/ ALEXANDRE BALKANSKI	Director	October 12, 2007
Alexandre Balkanski

	Director	October , 2007
Kenneth A. Goldman

/S/ REED E. HUNDT	Director	October 12, 2007
Reed E. Hundt

	Title	Date

/S/ DAN MAYDAN	Director	October 11, 2007
Dan Maydan

/S/ HUGH C. MARTIN	Director	October 11, 2007
Hugh C. Martin

/S/ CARL REDFIELD	Director	October 12, 2007
Carl Redfield

	Director	October , 2007
Pradeep Sindhu

INDEX TO EXHIBITS

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of Infinera(1).

3.2	Amended and Restated Bylaws of Infinera(1).

4.1	Form of Common Stock certificate of Infinera(2).

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+	Form of Indemnification Agreement between Infinera and each of its directors and executive officers(2).

10.2+	2000 Stock Plan, as amended, and forms of stock option agreements thereunder(2).

10.3+	2007 Equity Incentive Plan and forms of agreements thereunder(2).

10.4+	2007 Employee Stock Purchase Plan(2).

10.5+	2007 Executive Bonus Plan(2).

10.6+	Form of Change of Control Severance Agreement for Infinera’s chief executive officer, chief financial officer and chief operating officer, as amended(2).

10.7+	Form of Change of Control Severance Agreement for Infinera’s other officers, as amended(2).

10.8+	Offer Letter Agreement by and between Infinera and Duston M. Williams dated May 1, 2006(2).

10.9+	Agreement and Release by and between Infinera and William R. Zerella dated June 29, 2006(2).

10.10	Amended and Restated Investors’ Rights Agreement, dated October 7, 2005, by and among Infinera and certain stockholders and the Joinder Agreements thereto dated November 17, 2005, December 29, 2005, January 31, 2006, March 31, 2006, May 9, 2006 and June 30, 2006(2).

10.11†	Master Acquisition Agreement by and between BTE Equipment, LLC and Infinera dated April 11, 2005, as amended on May 19, 2005, August 8, 2005, November 15, 2006 and February 23, 2007(2).

10.12	Lease Agreement between Legacy Partners I Sunnyvale, LLC and Infinera, dated December 20, 2005, as amended on February 2, 2006 for Bordeaux Drive, Sunnyvale, CA premises(2).

10.13	Lease Agreement between SCM Properties, LLC and Infinera, dated July 17, 2006, as amended on November 2, 2006 for Java Drive, Sunnyvale, CA premises(2).

10.14	Offer Letter Agreement by and between Infinera and Scott A. Chandler dated February 26, 2003(2).

10.15	Offer Letter Agreement by and between Infinera and Michael O. McCarthy III dated January 16, 2003(2).

10.16	Amendment No. 2 to Lease Agreement between SCM Properties, LLC and Registrant dated May 29, 2007(3).

10.17	Addendum No. 1 to Amendment No. 2 to Lease Agreement between SCM Properties, LLC and Registrant dated May 29, 2007(3).

21.1	Subsidiaries of Infinera(2).

Exhibit No.	Description

23.1	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1).

24.1	Power of Attorney (contained in the signature page to this registration statement).

+	Indicates management contract or compensatory plan or arrangement.
*	To be filed by amendment.
†	Confidential treatment has been granted for portions of this exhibit. These portions were submitted separately to the Securities and Exchange Commission.
(1)	Incorporated by reference to exhibit filed with Registrant’s Current Report on Form 8-K (No. 001-33486), filed with the Commission on June 12, 2007.
(2)	Incorporated by reference to exhibit filed with Registrant’s Form S-1 Registration Statement (No. 333-140876), filed with the Commission on February 25, 2007, as amended.
(3)	Incorporated by reference to exhibit filed with Registrant’s Quarterly Report on Form 10-Q (No. 001-33486), filed with the Commission on August 1, 2007.